As filed with the Securities and Exchange Commission on July 2, 2021

Registration No. 333-257385

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MANYCORE TECH INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Floor 11, Building 1, Matrix International

No. 515 Yuhangtang Road

Gongshu District, Hangzhou, 310000

People’s Republic of China

+86 571 8993-6057

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Will H. Cai, Esq. Michael X. Yu, Esq. Jie Zhang, Esq. Cooley LLP c/o Suites 3501-3505, 35/F Two Exchange Square 8 Connaught Place Central, Hong Kong +852 3758-1200	Jon C. Avina Seth Gottlieb Cooley LLP 3175 Hanover Street Palo Alto, CA 94304- 1130 +1 650 843-5000	Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee (4)
Class A ordinary shares, par value US$0.000025 per share (1)	US$100,000,000	US$10,910

(1)

American depositary shares, or ADSs, issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each ADS represents                  Class A ordinary shares.

(2)

Includes the aggregate offering price of additional Class A ordinary shares represented by ADSs that the underwriters have the option to purchase. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion) Issued     , 2021

AMERICAN DEPOSITARY SHARES

MANYCORE TECH INC.

Representing                  Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Manycore Tech Inc.

We are offering                ADSs. Each ADS represents                  Class A ordinary shares, US$0.000025 par value per share. We anticipate the initial public offering price per ADS will be between US$                and US$                .

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We have applied to list the ADSs on the Nasdaq Global Select Market, or Nasdaq, under the symbol “KOOL.”

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our three co-founders, including Xiaohuang Huang, our chairman of the board of directors, Hang Chen, our director and chief executive officer, and Hao Zhu, our director and chief technology officer, will beneficially own all of our then issued and outstanding Class B ordinary shares and will be able to exercise             % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering assuming the underwriters do not exercise their over-allotment option, or             % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 23.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to Manycore Tech Inc.	US$	US$

(1)	See “Underwriting” for additional disclosure regarding compensation payable by us to the underwriters.

We have granted the underwriters the right to purchase up to an aggregate of additional                 ADSs at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2021 through the book-entry facilities of The Depository Trust Company.

MORGAN STANLEY	J.P.MORGAN	CICC

China Securities International	FUTU

            , 2021

Realizing Imagination

31MM
Monthly Active Visitors [1]

1.5MM
Average MAUs [2]

20,806
Enterprise Customers [3]

130%/95%
NRR Rate amongst Key Accounts / Advanced Customers [4]

7.7BN
API Calls per Day 2021 [5]

2.1MM
Renderings per Day [6]

90%
Household Floor Plan Coverage in China [7]

80MM
Design Elements

Notes:
1. In March 2021
2. In the first quarter of 2021
3. As of March 31, 2021
4. As of December 31, 2020
5. We processed an average of over 7.7 billion API calls every day in May 2021
6. Our platform executed an average of 2.1 million renderings every day from March 2021 to May 2021
7. We covered over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com
8. In terms of the number of average monthly active users, or MAUs, in the first quarter of 2021, according to iResearch

World’s Largest Platform for 3D Interior Design, Decoration and Construction* * in terms of the number of average monthly active users in the first quarter of 2021, according to iResearch

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

LETTER FROM CO-FOUNDER

Dear Investors:

Manycore is not just a traditional software company specializing in 3D design, nor simply an online design community. Manycore was founded ten years ago with a clear mission: Realizing Imagination.

We are a high-tech SaaS company dedicated to empowering the creation, sharing and implementation of design ideas, bringing people closer to their dream spaces and products.

For as long as humans have been around, we have expressed ideas through sketches and drawings; until ten years ago, only well-trained design professionals were able to utilize computer software to draw their designs. We founded Manycore with the belief that the new age of high-performance parallel computing, high-speed internet and artificial intelligence can usher in a new generation of design tools. A new generation where everyone, with or without professional training, can visualize and actualize their ideas without barrier.

We are proud of our achievements of the last ten years, but this is only the beginning. We are inviting you to join us as we lead the journey into the future.

We realize imagination by bridging the virtual and physical world

In many fairy tales, magical objects turn your imagination into reality.

While this may only exist in fairy tales, we believe new technology is in the process of making this magic a reality one day.

With the computing power available these days, people can create almost anything in the digital virtual world or even in the metaverse. This procedure, however, is still very complex.

The ultimate solution is a brain-computer interface which can read and write one’s imagination directly to a computer system.

While such a concept still remains science fiction for the moment, we are making it easier to visualize design ideas in virtual settings. We have created a user-friendly system that employs artificial intelligence to help designers and consumers easily see their ideas come to life digitally. They can visualize their imagination and designs to communicate with others.

Manycore’s mission, however, does not end here. We are not satisfied with simply helping to visualize imagination in the virtual world. We want to see these ideas and designs come to life physically.

Technology like 3D printing and other industry 4.0 trends can produce products on demand, but legacy tools largely remain complex and unavailable to the masses. We have taken significant steps in simplifying the process of turning imagination into reality, having taken the concept of “what you see is what you get” and transforming what’s possible within the interior design, decoration and construction industry. Innumerable pieces of furniture are manufactured from idea to physical product automatically via our platform every day.

But this is all still just the beginning of the revolution. The bridge between imagination and the physical world is not yet complete. Tremendous efforts are needed to catapult us into the future, and Manycore will be at the forefront of these efforts.

ii

Interior design is only the beginning; every design system needs a revolution

Nowadays, traditional design systems are almost as complex as rocket science. To turn ideas into reality easier, the most common need is for domain-driven design, such as interior design or architectural design.

We have defined a new generation design system to see what is possible with cloud-native infrastructure and AI that is smart enough to learn from people and implement automation.

Modernizing the interior design system is only the first step we take, and it is not the only domain we will revolutionize. We believe almost every design system is worth renovating with cloud computing, AI and other new technologies.

We believe we have just started to harvest what’s possible with the newest technologies. Manycore is dedicated to disrupting and redefining all design systems.

We are here to stay

Our mission is grand and we do not expect that our journey will be easy. From the moment Manycore was born, we knew we had a great undertaking that would take many years to fulfill, with milestones and challenges along the way.

We have attracted talents all across the world to join our journey and we have invested aggressively into continuous R&D. I believe that we have the best and the most persistent team to work on our mission.

All of our three co-founders are from a software engineering background with a deeply engrained belief that the key to success in today’s tech world is to create a superb product while fostering a culture of innovation.

In building Manycore Tech, we came up with three key elements that embody the company culture: SIMPLE, FOCUS, and OPEN. These three words are the core makeup of our DNA and are proudly displayed all over our offices in large fonts.

As we embark on this path to achieve our mission, we are confident that Manycore Tech will become a great company that will change the world with our technology and vision.

We have the passion and patience to invest in long-term opportunities, and we look forward to joining forces with our future investors.

Xiaohuang (Victor) Huang

on behalf of Manycore Tech

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “Manycore” refer to Manycore Tech, Inc. This prospectus contains information from a commissioned report by iResearch, an independent market research firm, that provides information on the industry we operate in and our market position in China.

MANYCORE TECH INC.

Overview

Our mission is realizing imagination. Every day, our platform empowers the creation, sharing and implementation of millions of design ideas, bringing people closer to their dream homes and spaces.

Manycore is a fast-growing, disruptive design software platform. Being cloud-native, mobile-friendly and smart, our platform pioneers the interior design, decoration and construction industry for residential, commercial and industrial spaces. We integrate and deliver computer-aided design and building information modeling capabilities on a SaaS model, empowering businesses to deliver superior user experience and achieve operational excellence. With our mission-critical offerings and end-to-end coverage, we have become the central hub of an ecosystem connecting millions of designers, enterprises and end customers.

We are the world’s largest platform for 3D interior design, decoration and construction by the number of average monthly active users, or MAUs, in the first quarter of 2021, according to iResearch. We had approximately 1.5 million average MAUs in the first quarter of 2021, consisting mainly of designers and enterprise users. We make free version of our products available to everyone, providing low-friction entry points and building a thriving, large user base. Every day, our platform executes millions of renderings and processes billions of API calls on cloud. From March 2021 to May 2021, our platform executed an average of 2.1 million renderings on a daily basis and processed an average of over 7.7 billion API calls per day in May 2021 alone. As our users increase their usage of our products, many of them choose to upgrade to paid and higher-tiered subscriptions and become our customers. As of March 31, 2021, we had 20,806 enterprise customers across different industry verticals, representing a 69% year-over-year growth. These enterprise customers contributed substantially all of our revenues. In addition, we also served over 240,000 and 89,000 paying individual customers during the year ended December 31, 2020 and during the first quarter of 2021, respectively, which we believe reflects our growing popularity among designers. We are the largest interior design, decoration and construction software provider in China, as measured by gross billings in 2020, taking approximately 10.3% market share, according to iResearch.

We endeavor to provide a comprehensive Manycore experience spanning design, visualization, implementation and digital asset management. Our flagship product, Kujiale, is a 3D design software of choice for the industry in China. We believe Kujiale has the most comprehensive and an ever-expanding 3D interior design content library, covering over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com, a leading real estate Internet portal in China, as well as over 80 million 3D design models and authentic textures. To meet growing user needs, we have launched additional products, including Coohom, an international edition that delivers the Manycore experience across the globe. To date, Coohom serves users and customers in over 200 countries and regions.

Technology and innovation are at the core of our business. We are a frontrunner in transforming design experiences with cloud-based solutions, providing users with the long-desired speed and convenience that legacy software could not offer. Empowered by our proprietary hybrid cloud infrastructure and extensive AI capabilities, we deliver high-quality results to users with enhanced efficiency. Our users can access the works they create across devices and seamlessly share them through numerous social media channels anytime, anywhere.

We operate a pure play SaaS model with strong customer land-and-expand. We have adopted a freemium go-to-market model for most of our products, offering free version to capture the mindshare of designers and end customers. We also offer paid, subscription-based premium versions to enrich the experience of our enterprise customers and professional designers. We relentlessly focus on customer success support to help customers achieve their own business success. We have high visibility in our revenue as we generate substantially all of our revenue on a subscription basis with a strong track record in renewal and upsell. As of December 31, 2020, our net revenue retention rate for key accounts and advanced customers reached 130% and 95%, respectively, and our deferred revenue amounted to RMB387.5 million (US$59.4 million).

We have experienced strong growth in recent years. Our revenues grew by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020 despite the impact of COVID-19 and increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021. Our gross margins were 69%, 68% and 66% in 2019, 2020 and the three months ended March 31, 2021, respectively. We had a net loss of RMB260.6 million, RMB296.6 million (US$45.5 million) and RMB117.0 million (US$17.9 million) in 2019, 2020 and the three months ended March 31, 2021, respectively. Our gross billings increased by 16% from RMB366.0 million in 2019 to RMB425.2 million (US$65.2 million) in 2020, and increased by 72% from RMB58.5 million in the three months ended March 31, 2020 to RMB100.4 million (US$15.3 million) in the three months ended March 31, 2021. Gross billings is a non-GAAP measure and for a description of how we calculate gross billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Trends and Challenges

We are at an inflection point with evolving technology in the interior design, decoration and construction industry, or the interior DDC industry. As millennials and the younger generation become first time homeowners, their needs and preferences for interior DDC are inadequately served by traditional industry practices. Designers need to present customized solutions that meet both aesthetic and functional requirements at a faster pace. This generation of end customers demand designs that can be easily visualized and shared as they are highly participative in the design process. This need can only be served through digitalization with innovative software technologies. Technology advancements, such as proliferation of mobile devices, advancement of AI technologies and development of stable cloud connectivity, have paved way for the software transformation of space planning and design.

However, participants in the interior DDC industry still face tremendous challenges in delivering such software experience:

•

Lack of web/mobile solutions. Legacy design software has yet to catch up with the trend to move to the cloud. They are often installed on premise, trapping users at their local workstations. Today’s designers and businesses desire a ubiquitous experience that allows them to review and share work on the go.

•

Low productivity. With legacy software, designers often have to start a project from scratch with limited precedents or pre-set models to leverage on, manually assemble models and textures, and wait for long runtime to process rendering or computation, hindering overall productivity and running the risk of missing client deadlines.

•	High requirement for hardware. Most legacy design software products require local devices with high-end configurations to perform smoothly, making them costly for the enterprises and designers.

Users today desire a software solution that runs on the cloud and minimizes requirement on local devices.

•

Difficulty in use. Legacy design software products are normally not customized for specific industry use cases, such as interior DDC, and therefore, fail to offer purpose-built functionalities. With common features buried in unfriendly interfaces, their cumbersome functionalities are often too complex for users to navigate and operate.

•

Dispersed digital assets. Traditionally, work of different business units and employees, such as design and engineering drawings, are processed and stored separately, creating dispersed digital assets that are hard to manage centrally, which becomes more pronounced as business volume grows. In the absence of a uniform collaboration platform, business units work on different systems, resulting in workflow redundancies and difficulty in collaboration.

Facing evolving consumer demands and the existing industry pain points, designers and businesses desire a cost-effective, flexible and fully integrated solution to deliver a differentiated software experience.

The Manycore Solution

We have created a future-proof platform that brings all mission-critical features of 3D design software to the cloud.

Our platform consists of three main layers:

•	Infrastructure. Our hybrid cloud infrastructure with proprietary private computing clusters and public cloud ensures cost-effective computing power, reliable services and high accessibility.

•

Technology Engines. Our cloud-native and modular technology engines, combining proprietary technology and extensive data assets, are capable of providing smooth 3D design experience for a single space as large as 40,000 square feet. The modular architecture of our technology further allows scalable expansion into different product offerings to meet various business needs.

•	Product Offerings. We have a suite of products with purpose-built functionalities on top of our infrastructure backbone and technology engines:

•

Design. Our 3D design platform is easy to use and offers plug-and-play models that cover all aspects in interior DDC, such as furniture, lighting, kitchen and bath items, and home decoration accessories. Our library covers over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com.

•

Visualization. Our rendering services offer photorealistic viewings within seconds, enabling immersive sharing of design ideas. Our products can also generate short videos, which can be seamlessly shared via social media, to promote efficient marketing campaign.

•

Implementation. Our building information modeling, or BIM, system automatically generates engineering drawings and material takeoff and costing schedules based on 3D designs, which helps customers coordinate workflows in rough-in and interior finishes stages. In addition, our computer-aided manufacturing, or CAM, integration capability is compatible with the majority of software used in the custom furniture industry, enabling manufacturers to produce bespoke furniture orders straight from the 3D design data generated from our software.

•

Digital Asset Management. With a centralized management system on the cloud, our digital asset management, or DAM, capabilities offer different stakeholders ubiquitous and real-time access to data and facilitate efficient collaboration among different business units of our enterprise customers, such as design, sales and marketing, procurement and construction.

We bring enormous benefits to our customers:

•

Web-based and mobile-friendly use. Leveraging our cloud-native architecture, our products target web and mobile users from day one. We provide web-based and mobile-friendly solutions to users, who can generate and view designs on their preferred devices and share content with others instantly, improving customer experiences and boosting efficiency.

•

High productivity. Our technology engines accelerate time-consuming computation through cloud-based solutions that are supported by a large number of servers running in parallel with highly optimized algorithms. A significant amount of repetitive design tasks can be automated with our proprietary AI and data analytics tools. In addition, our public library, comprised of rich user-generated content, allows designers to browse for inspirations and to implement off-the-shelf design elements or full design plans within clicks. With these disruptive product features, designers can significantly improve productivity.

•

Hardware agnostic. Our platform processes most of the computation-intensive tasks on the cloud. Our products run smoothly on a wide array of personal and mobile devices. Our solutions enable users to work with lower hardware configuration requirement, saving upfront investment and maximizing flexibility.

•

Better user experience. Tailored for interior DDC, our platform features a clear and simple interface aiming to provide user-friendly experience, eliminating the need for extensive training. Businesses that adopt our products can free up resources in talent investment. Further, our solutions redefine the way designers communicate with their customers as they are now able to provide instant previews of creative ideas to their customers, which significantly improves efficiency in customer interactions, boosting business volume.

•

Efficient asset management and collaboration. Enterprise customers can use our web-based backend to manage digital content created by employees and stored on the DAM system. Any update in creative work is available to the entire team immediately, and multiple team members can collaborate on the same project simultaneously, which significantly streamlines workflows, reduces repetitive work and improves teamwork efficiency.

Our Market Opportunity

According to iResearch, the architecture, engineering and construction, or the AEC, industry consists of two market segments, namely (i) the building industry which covers both the interior DDC and the architectural design and construction of residential, commercial and industrial buildings, and (ii) the civil engineering industry which covers the design and construction of roads, bridges, tunnels and other public infrastructures. Our primary target market is defined as the interior DDC software market, which is a subsegment of the building software market. In China, we are the largest residential interior DDC cloud-based software provider, with approximately 56.5% market share, and the largest interior DDC software provider, with approximately 10.3% market share, in each case as measured by gross billings in 2020. According to iResearch, the Chinese interior DDC software market, as measured by gross billings, is expected to grow from RMB3.9 billion in 2020 to RMB14.5 billion by 2025, representing a CAGR of 30.1%.

We believe our cloud-based platform will benefit from the growing popularity of cloud-based software solutions in the Chinese interior DDC industry. According to iResearch, the cloud-based software penetration rate in China is expected to grow from 29.8% in 2020 to 80.3% in 2025. Cloud-based software will take over on-premise software to become mainstream for the Chinese interior DDC industry by 2025, according to iResearch.

Our core design and engineering competencies and sector know-how can be applied into other adjacent verticals such as architectural design and construction within the building industry as well as civil and infrastructure engineering within the broader AEC industry. We believe we are able to enhance our penetration in the AEC software market in the long term. According to iResearch, the Chinese building software market, as measured by gross billings, is expected to grow from RMB11.9 billion in 2020 to RMB35.5 billion in 2025, representing a CAGR of 24.5%. The Chinese AEC software market, as measured by gross billings, is expected to grow from RMB14.7 billion in 2020 to RMB44.8 billion in 2025, representing a CAGR of 25.0%.

In addition to our strong presence in China, we seek to capture attractive market opportunities worldwide and have been actively expanding our global footprints, where we have achieved initial market success. To date, we have served enterprise customers from the United States, South Korea, Japan and Southeast Asia. According to iResearch, the worldwide interior DDC software market is expected to reach US$19.9 billion in 2025, as measured by gross billings.

Our Strengths

•

Next generation design software platform. We build our platform to be cloud-native, mobile-friendly and smart. Our hybrid cloud infrastructure, integrating proprietary private computing clusters with public cloud, optimizes computing power distribution and ensures high availability and performance that scale along the fast expansion of our platform. Our products and their outputs run across all mainstream mobile and desktop browsers and operating systems, breaking barriers of sharing of design ideas. While our platform features a clear and simple interface, our products are not simplistic. Embedded data-driven algorithms, our platform is able to learn user behavior patterns and optimize user interfaces with recommended design ideas and visualization configurations for the future use.

•

Proven industry leadership as ecosystem central hub. We are the world’s largest platform for 3D interior DDC with 1.5 million average MAUs in the first quarter of 2021, according to iResearch. Taking design as a critical entry point, we go beyond design and expand our business along the value chain, facilitating the collaboration between designers, suppliers and end customers. By enabling customers to leverage and manage their data across multiple workflows, we become an essential system of record for the interior DDC industry. We opened Kujiale Academy, an online advanced career development center, to promote the digital transformation and help define the best practice across our industry.

•

Effective go-to-market strategy with powerful network effects. The network effects on our platform are multi-fold. We offer a freemium model to quickly land new users and capture the mindshare of designers, who play a central role in influencing business decisions. The more designers and enterprises we serve, the more design models and materials they create on our platform, which help inspire more creativity and attract more users to our platform. The larger our user base grows, the more we penetrate end consumers, who increasingly request designers and enterprises to adopt our products to realize their ideas. As we provide more post-design features across the interior DDC value chain, enterprises have greater incentive to stay on our platform for their different business units to enjoy the benefits of seamless collaboration and digital asset management.

•

Cutting-edge technologies and scalable infrastructure. We have designed our products with high performance and cost-efficiency, thanks to our unique software-hardware integrated infrastructure. Supported by our cloud native platform, our users only need a web browser page or a mobile application to use our products. We assemble computing power optimized specifically for our platform capabilities, which enables us to lower our unit cost on computation. Building on top of our technology engines, we have further enhanced our product capabilities by developing AI-enabled applications such as floor plan analysis, automated design and EUE. Leveraging our proprietary hybrid cloud infrastructure and modular technology engines, we are able to easily scale and expand into different product offerings to serve various customer use cases.

•

Unwavering focus on customer success. Customer satisfaction is at the heart of our business. We offer 24/7/365 customer success support as well as customized onboarding, modeling, training, implementation and operational solutions. We have established a proprietary, data-driven operation support system to record and analyze customer service information and enforce service standards. Insights from our client communication continue to feed into the system, and are in turn used to analyze customer profiles and improve our offerings for business management. We typically conduct customer surveys on a quarterly basis, based on which we continue to optimize product functionality and improve customer experience. In 2020, we achieved an average quarterly customer satisfaction score of 8.9 out of 10 from our enterprise customer respondents.

•

Experienced management team and a focused culture. We have a pioneering and experienced management team. Prior to founding Manycore, our founders have years of experience as software engineers at renowned technology institutions with deep expertise in computer graphics and parallel computing. We believe our operational excellence is sustained by our unique corporate culture—simple, focused and open. At the forefront of the rapidly evolving interior DDC software industry, we always stay open-minded to embrace changes and challenges.

Our Growth Strategies

Key elements of our strategy include:

•	continue to service and expand our customer base;

•	continue to enhance our product offerings for the full design value chain;

•	continue to tap into new industry verticals to provide solutions for all spaces;

•	continue international expansion;

•	continue to invest in technology as well as research and development; and

•	selectively pursue strategic investments and acquisitions to enrich our ecosystem.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making a decision to invest in our ADSs. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Our historical growth may not be indicative of our future growth and we may fail to properly manage future growth.

•	We have a history of losses and we may not be able to achieve or sustain profitability in the future.

•	Our revenue may decrease if the market for cloud-native solutions develops more slowly than we expect or declines.

•	We may lose customers if we fail to improve and enhance our products and solutions to suit our customers’ evolving needs.

•	Our ability to continue innovating and keeping pace with technological developments has significant impact on our business.

•	Our initiatives to develop new products, new solutions and introduce new technologies may not succeed.

•	A downturn or any adverse developments in China’s interior design, decoration and construction industry may decrease the demand for our software solutions.

•	We operate in a highly competitive market and may not be able to compete effectively.

•	We may be subject to increased business, regulatory, and economic risks as we continue to expand our operations outside the PRC.

•	Our expansion into new verticals may not be successful.

•	Salesforce efficiency has significant impact on our business.

•	We may fail to provide high-quality customer services.

•	Experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

•	We may fail to effectively maintain, promote and enhance our brands.

•	We may be required to obtain or maintain all required licenses, permits and approvals to operate our business.

•

We may fail to implement and maintain effective internal controls to remediate our material weakness over financial reporting, which could impair our ability to produce accurate financial statements on a timely basis.

•	We may in the future become involved in disputes relating to alleged infringement of intellectual property rights.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.

•	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•	Changes in the political and economic policies of the PRC government could adversely affect our business, operating results and financial condition.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulation, particularly of internet businesses.

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

•	The inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

•

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our ADSs and This Offering

Risks and uncertainties related to our ADSs and this offering include, but are not limited to, the following:

•	An active trading market for our Ordinary Shares or the ADSs may not develop and the trading price of the ADSs may fluctuate significantly.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

Our proposed dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Corporate History and Structure

In November 2011, we commenced operations through Hangzhou QunHe Information Technology Co., Ltd., a company incorporated in the PRC.

In July 2013, we incorporated Manycore Tech Inc. (then known as Exacloud Limited) under the laws of the Cayman Islands as our offshore holding company. In August 2013, we incorporated Exacloud (Hong Kong) Limited as a wholly owned subsidiary of Manycore Tech Inc. in Hong Kong.

In November 2013, we incorporated Hangzhou Yunjiazhuang Network Technology Co., Ltd., or Hangzhou Yunjiazhuang, as a wholly owned subsidiary of Exacloud (Hong Kong) Limited in the PRC.

Hangzhou Yunjiazhuang entered into a series of contractual arrangements, as amended and restated, with Hangzhou QunHe Information Technology Co., Ltd., or Hangzhou QunHe, which enable us to obtain control over Hangzhou QunHe to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of Hangzhou QunHe. We treat it as our consolidated affiliated entity under U.S. GAAP and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP. We refer to Hangzhou Yunjiazhuang as our wholly foreign owned entity, or WFOE, and to Hangzhou QunHe as our variable interest entity, or our VIE, in this prospectus. For more details and risks related to our VIE structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

In May 2019, we incorporated Coohom Inc., a California corporation, as a wholly owned subsidiary of Exacloud (Hong Kong) Limited, to operate Coohom’s business in the United States, Europe and other regions. In October 2019, we incorporated Coohom (Hong Kong) Limited, or Coohom Hong Kong, in Hong Kong as a wholly owned subsidiary of Exacloud (Hong Kong) Limited, to operate Coohom’s business in Asia. See “—Corporate Structure.”

In February 2020, we acquired Modelo to expand our offerings coverages to DAM capabilities. As a result of the acquisition, Modelo Inc., a Delaware corporation, became a wholly owned subsidiary of Exacloud (Hong Kong) Limited, and Shanghai Modai Network Technology Co., Ltd., or Shanghai Modai, a PRC company became a wholly owned subsidiary of Hangzhou QunHe. In July 2020, we incorporated Guangdong Kujiale Network Technology Co., Ltd. or Guangdong Kujiale, as a wholly owned subsidiary of Hangzhou Yunjiazhuang in the PRC.

In January 2021, we acquired Hangzhou Meijian Technology Co., Ltd., or Hangzhou Meijian, a PRC company, to further increase our 2D design capabilities. After the acquisition, Hangzhou Meijian became a wholly owned subsidiary of Hangzhou QunHe.

The following diagram illustrates our corporate structure upon the completion of this offering, including our significant subsidiaries, our VIE and other entities that are material to our business:

Note:

(1)

Shareholders of Hangzhou QunHe are Mr. Xiaohuang Huang, Mr. Hang Chen and Mr. Hao Zhu, holding 50.0%, 39.2%, and 10.8%, respectively, of the equity interest in Hangzhou QunHe. Mr. Xiaohuang Huang is our co-founder and chairman of the Board. Mr. Hang Chen is our co-founder, Director and chief executive officer. Mr. Hao Zhu is our co-founder, Director and chief technology officer.

Corporate Information

Our principal executive offices are located at Floor 11, Building 1, Matrix Center, No. 515 Yuhangtang Road, Gongshu District, Hangzhou, People’s Republic of China. Our telephone number at this address is +86 571 8993-6057. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices.

Our main websites are www.kujiale.com and www.coohom.com. The information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

This prospectus includes our trademarks, trade names and service marks, such as “Kujiale,” “Coohom,” “美间” and “Manycore” logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires:

•	“ADRs” refer to the American depositary receipts that evidence the ADSs.

•	“ADSs” refer to the American depositary shares, each of which represents of our Class A ordinary shares;

•	“Advanced customers” refer to enterprise customers who subscribe to at least five registered accounts.

•	“AEC” refers to architecture, engineering, and construction.

•	“AI” refers to artificial intelligence, which is the simulation of human intelligence in machines that are programmed to think like humans and mimic their actions.

•	“AR” refers to augmented reality.

•

“ARR” or “annual recurring revenue” with respect to one customer refers to the annualized value of the revenue from the subscription of our products and solutions by such customer as of a given date. ARR from more than one customer equals the sum of the ARR from each of such customers.

•

“BIM” refers to building information modeling, which is an intelligent 3D model-based process that gives AEC professionals the insight and tools to more efficiently plan, design, construct, and manage buildings and infrastructure.

•	“CAD” refers to computer-aided design, which is the use of software to aid in the creation, modification, analysis, or optimization of a design.

•	“CAM” refers to computer-aided manufacturing, which is the use of software and computer-controlled machinery to automate a manufacturing process.

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan; “Greater China” does not exclude Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000025 per share.

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000025 per share.

•	“CPU” refers to central processing unit.

•	“Customer” or “paying customer” refers to a registered user that subscribed to our paid versions for at least one month during the relevant period.

•	“DAM” refers to digital asset management, which is the use of software to help store, organize and share digital assets such as images, graphics and other digital files.

•

“Enterprise customers” as of a given date refer to entities that were subscribers to our paid versions on such date. The subscription terms of enterprise customers typically range from one to three years. Each enterprise customer may have more than one registered account.

•	“EUE” refers to environment understanding engine.

•	“GPU” refers to graphics processing unit.

•

“Individual customers” for a given period refer to individuals who subscribed to our paid versions during such period. The subscription terms of individual customers typically range from 30 to 180 days.

•	“Interior DDC industry” refers to interior design, decoration and construction industry.

•	“Key account” refers to an advanced customer whose annual recurring revenue reached RMB200,000.

•

“MAUs” refer to monthly active users, which are our registered users who logged in and accessed Kujiale, Coohom, Modelo or Meijian through our websites, mobile websites, desktop or mobile applications during a given calendar month. MAUs include both free and paying users. “Average MAUs” for a quarter refers to the average of MAUs for each month during the quarter. The numbers of our MAUs are calculated using internal company data that have not been independently verified, and we treat each user account as a separate user for purposes of calculating MAUs, although it is possible that some individuals and organizations may have set up more than one user account and some user accounts set up by organizations are used by multiple individuals within such organization.

•	“MES” refers to manufacturing execution system, which is a system used in manufacturing to track and document the transformation of raw materials to finished goods.

•

“Monthly active visitors” refer to persons who visit Kujiale, Coohom, Modelo or Meijian through our websites, mobile websites, desktop or mobile applications during a given calendar month, who are either registered users, or unregistered visitors viewing the design works across our websites or applications. “Average monthly active visitors” for a quarter or a year refers to the average of monthly active visitors for each month during the quarter or the year, respectively. The numbers of our monthly active visitors are calculated using internal company data that have not been independently verified, and we treat each visitor from one device as a separate visitor for purposes of calculation, although it is possible that some persons may visit our platform through more than one device and some devices may be used by multiple persons.

•

“NRR rate” or “net revenue retention rate” as of a given date, or the benchmark date, is a percentage calculated by using (i) the total ARR from a group of customers on the date 12 months prior to the benchmark date as the denominator, and (ii) the ARR from the same group of customers on the benchmark date as the numerator.

•

“Ordinary shares” prior to the completion of this offering refer to ordinary shares of our company, par value US$0.000025 per share, and upon and after the completion of this offering refer to our Class A ordinary shares and Class B ordinary shares.

•

“Registered account” refers to an user account that has been registered with and logged onto our platform at least once since the initial registration. Each customer may have more than one registered account, and consequently, the number of registered accounts we present in this prospectus may not equal to the number of users.

•	“Renminbi” or “RMB” refers to the legal currency of the PRC.

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States.

•

“Variable interest entity” or “VIE” refers to Hangzhou QunHe Information Technology Co., Ltd., the PRC entity of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law.

•	“VR” refers to virtual reality.

•	“WFOE” refers to Hangzhou Yunjiazhuang Network Technology Co., Ltd., a wholly owned subsidiary of Exacloud (Hong Kong) Limited in the PRC.

Our reporting currency is Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at the end of the applicable period, that is, a rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, or RMB6.5518 to US$1.00, the noon buying rate on March 31, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On May 28, 2021, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3674 to US$1.00.

THE OFFERING

ADSs offered by us	ADSs.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering

             Class A ordinary shares (or              Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 432,787,280 Class B ordinary shares, excluding ordinary shares issuable upon the exercise of options outstanding under our 2014 Equity Incentive Plan. Assuming that our co-founders exercise the options granted to them under our 2014 Equity Incentive Plan to acquire an aggregate of 40,212,720 Class B ordinary shares upon the completion of this offering, the total ordinary shares outstanding immediately after this offering will consist of              Class A ordinary shares (or              Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 473,000,000 Class B ordinary shares.

Ordinary shares

We will issue Class A ordinary shares represented by the ADSs in this offering. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares shall be automatically and immediately converted into Class A ordinary shares of the same number.

Other than options granted to our co-founders, which will entitle them to Class B ordinary shares, all share-based compensation awards, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

The ADSs

Each ADS represents              Class A ordinary shares.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will distribute the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We expect that we will receive net proceeds of approximately US$             million from the sale of ADSs in this offering, assuming an initial public offering price of US$             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to enhance our research and product development capabilities and invest in technology; to invest in sales, marketing and branding; and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Lock-up	[We, our directors and officers, all of our existing shareholders and certain of our option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares and ADSs Eligible for Future Sale” and “Underwriting.”

Directed Share Program	At our request, the underwriters have reserved up to 5% of the ADSs being offered by this prospectus (assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) for sale at the initial public offering price to our directors, executive officers, employees, business associates and members of their families. The directed share program will be administered by Futu Inc. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed Share Program” elsewhere in this prospectus.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Listing	We have applied to have the ADSs listed on The Nasdaq Global Select Market. The ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Nasdaq trading symbol	KOOL

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company on , 2021.

Depository	JPMorgan Chase Bank, N.A.

The total of              ordinary shares that will be issued and outstanding immediately after this offering is based on 1,203,790,528 ordinary shares outstanding immediately prior to this offering, which consists of (i) 432,787,280 ordinary shares beneficially owned by our co-founders, which will be re-designated to the same number of Class B ordinary shares on a one-for-one basis immediately prior to the competition of this offering, (ii) 19,659,560 ordinary share beneficially owned by persons other than our co-founders, which will be re-designated to the same number of Class A ordinary shares on a one-for-one basis immediately prior to the competition of this offering, and (iii) 751,343,688 preferred shares, which will be re-designated to the same number of Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and excludes:

•

40,212,720 Class B ordinary shares which will be issued to our co-founders after the completion of this offering upon the exercise of the options granted to them under our 2014 Equity Incentive Plan at the exercise price of US$0.0376 per share;

•

169,427,072 Class A ordinary shares issuable upon the exercise of share options outstanding as of the date of this prospectus, with a weighted average exercise price of US$                per share, among which options for acquiring 97,390,073 Class A ordinary shares had satisfied the service condition as of March 31, 2021;

•	3,336,815 Class A ordinary shares available for future issuance under our 2014 Equity Incentive Plan; and

•	the Class A ordinary shares reserved for future issuance under our 2021 Share Incentive Plan.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	no exercise of the outstanding share options described above;

•	no exercise of the underwriters’ over-allotment option to purchase additional ADSs representing Class A ordinary shares; and

•	the effectiveness of our Eighth Amended and Restated Memorandum and Articles of Association, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, summary consolidated balance sheet data as of March 31, 2021 and summary consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues	282,295	353,418	54,164	75,675	100,889	15,399
Cost of revenues	(88,002)	(114,669)	(17,574)	(22,057)	(33,943)	(5,181)

Gross profit	194,293	238,749	36,590	53,618	66,946	10,218

Operating expenses:
Research and development expenses	(191,768)	(270,714)	(41,489)	(54,054)	(98,897)	(15,095)
Sales and marketing expenses	(197,339)	(219,136)	(33,584)	(39,765)	(70,882)	(10,819)
General and administrative expenses(1)	(84,478)	(67,377)	(10,326)	(13,241)	(18,165)	(2,773)

Total operating expenses	(473,585)	(557,227)	(85,399)	(107,060)	(187,944)	(28,687)
Other operating income, net	5,455	9,003	1,380	2,807	1,381	211

Loss from operations	(273,837)	(309,475)	(47,429)	(50,635)	(119,617)	(18,258)
Interest income	11,296	9,058	1,388	1,931	2,656	405
Foreign exchange (losses)/gains	(883)	586	90	(75)	(36)	(5)
Investment income	2,867	3,222	494	33	22	3

Loss before income tax expenses	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

Income tax expenses	—	—	—	—	—	—

Net Loss	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Accretion to convertible redeemable preferred shares redemption value	(88,386)	(133,409)	(20,446)	(28,293)	(45,315)	(6,916)
Deemed dividend to convertible redeemable preferred shareholders	(61,769)	—	—	—	—	—

Net loss attributable to ordinary shareholders	(410,712)	(430,018)	(65,903)	(77,039)	(162,290)	(24,771)

Net loss	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	2,242	(18,716)	(2,868)	2,432	2,456	375

Total comprehensive loss	(258,315)	(315,325)	(48,325)	(46,314)	(114,519)	(17,480)

Net loss per share attributable to ordinary shareholders
—Basic and diluted:	(1.08)	(1.02)	(0.16)	(0.19)	(0.38)	(0.06)
Weighted average number of ordinary shares
—Basic and diluted:	380,699,517	419,988,526	419,988,526	411,142,826	429,976,558	429,976,558

Note:
(1)

General and administrative expenses included share-based compensation of RMB38.5 million, RMB11.5 million (US$1.8 million), RMB3.7 million and RMB1.7 million (US$0.3 million) in 2019, 2020 and the three months ended March 31, 2020 and 2021, respectively, which resulted from the vesting of restricted shares of our co-founders.

The following table sets forth the unaudited pro forma basic and diluted net loss per share giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares on one-for-one basis as of January 1, 2020, irrespective of when these convertible redeemable preferred shares were issued; (ii) the recording of unrecognized share-based compensation expense for share options exercisable upon the consummation of this offering as if the IPO performance condition for these share options had been achieved; (iii) the issuance of 40,212,720 Class B ordinary shares underlying the options granted to our co-founders as if the IPO performance condition had been achieved as of January 1, 2020 and our co-founders had exercised such options, whose service condition had been satisfied as of January 1, 2020; and (iv) the issuance of a weighted average number of Class A ordinary shares underlying share options since January 1, 2020 exercisable at an exercise price ranging from US$0.000025 to US$0.032693 when the IPO performance condition was satisfied and the service condition continued to be satisfied during the year ended December 31, 2020 and three months ended March 31, 2021.

	Year Ended December 31, 2020		For the Three Months Ended March 31, 2021
	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net loss attributable to ordinary shareholders	(430,018)	(65,903)	(162,290)	(24,771)
Pro forma adjustment of conversion of convertible redeemable preferred shares	133,409	20,446	45,315	6,916
Pro forma adjustment of share-based compensation	(102,104)	(15,648)	(2,062)	(314)

Numerator for pro forma basic and diluted net loss per share	(398,713)	(61,105)	(119,037)	(18,169)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	419,988,526	419,988,526	429,976,558	429,976,558
Pro forma effect of conversion of convertible redeemable preferred shares	751,343,688	751,343,688	751,343,688	751,343,688
Pro forma effect of the issuance of Class B ordinary shares to the co-founders for the exercise of the options granted	40,212,720	40,212,720	40,212,720	40,212,720
Weighted average pro forma effect of issuance of Class A ordinary shares to the employees for the exercise of the options granted	84,284,335	84,284,335	96,505,807	96,505,807

Denominator for pro forma basic and diluted net loss per share	1,295,829,269	1,295,829,269	1,318,038,773	1,318,038,773

Pro forma basic and diluted net loss per ordinary share:	(0.31)	(0.05)	(0.09)	(0.01)

The following table presents our summary consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of March 31,
	2019	2020		2021
	Actual	Actual		Actual		Pro Forma (Unaudited)(1)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	503,093	846,459	129,726	674,377	102,930	690,980	105,464
Restricted cash	1,467	1,242	190	530	81	530	81
Short-term investments	16,546	4,989	765	1,864	285	1,864	285
Time deposits	—	28,128	4,311	28,328	4,324	28,328	4,324
Property and equipment, net	35,890	42,105	6,453	43,624	6,658	43,624	6,658

Total assets	582,389	959,590	147,064	816,009	124,549	832,612	127,083

Current liabilities:
Deferred revenue	217,525	270,863	41,512	279,885	42,719	279,885	42,719
Total current liabilities	316,710	424,567	65,069	403,416	61,574	403,416	61,574

Non-current liabilities:
Deferred revenue	98,231	116,663	17,879	107,191	16,361	107,191	16,361
Total non-current liabilities	100,291	118,226	18,119	108,598	16,576	108,598	16,576

Total liabilities	417,001	542,793	83,188	512,014	78,150	512,014	78,150

Total mezzanine equity	912,318	1,600,936	245,354	1,646,251	251,267	—	—

Shareholders’ (deficit) equity:
Ordinary shares (US$0.000025 par value, 3,327,046,937, 3,248,656,312 shares and 3,248,656,312 shares authorized; 452,446,840 shares issued, 407,052,332, 428,614,723 and 432,019,311 shares outstanding as of December 31, 2019 and 2020, and March 31, 2021, respectively; 868,393,321 Class A ordinary shares and 452,572,471 Class B ordinary shares outstanding on a pro-forma basis as of March 31, 2021)	74	74	11	74	11	220	34
Additional paid-in capital	—	—	—	—	—	1,766,874	269,677
Accumulated other comprehensive income	30,823	12,107	1,855	14,563	2,223	14,563	2,223
Accumulated deficit	(777,827)	(1,196,320)	(183,344)	(1,356,893)	(207,102)	(1,461,059)	(223,001)
Total shareholders’ (deficit) equity	(746,930)	(1,184,139)	(181,478)	(1,342,256)	(204,868)	320,598	48,933

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	582,389	959,590	147,064	816,009	124,549	832,612	127,083

Note:

(1)

The unaudited pro forma summary consolidated balance sheet data as of March 31, 2021 assumes (i) re-designation of 412,359,751 ordinary shares beneficially owned by our three co-founders into 412,359,751 Class B ordinary shares and all the remaining ordinary shares into 19,659,560 Class A ordinary shares on a one-for-one basis; (ii) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares on one-for-one basis as of March 31, 2021; (iii) the issuance of 40,212,720 Class B ordinary shares to our co-founders and 97,390,073 Class A ordinary shares to our employees assuming the exercise of the options granted to them as of March 31, 2021 when the service condition was satisfied; and (iv) the recording of unrecognized share-based compensation expense of RMB104.2 million (US$15.9 million) for share options exercisable upon the consummation of this offering as if the IPO performance condition for these share options had been achieved as of March 31, 2021.

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(89,350)	(132,473)	(20,302)	(88,534)	(147,993)	(22,587)
Net cash provided by/(used in) investing activities	(39,783)	(58,337)	(8,941)	196	(27,318)	(4,170)
Net cash provided by financing activities	163,184	555,209	85,090	—	—	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,071	(21,258)	(3,258)	2,380	2,517	384
Net increase/(decrease) in cash, cash equivalents and restricted cash	39,122	343,141	52,589	(85,958)	(172,794)	(26,373)
Cash, cash equivalents and restricted cash at the beginning of period	465,438	504,560	77,327	504,560	847,701	129,384

Cash, cash equivalents and restricted cash at the end of period	504,560	847,701	129,916	418,602	674,907	103,011

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before you invest in our ADSs, you should carefully consider the risks described below together with all of the other information contained in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Relating to Doing Business in China” below. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our ADSs could decline, which would cause you to lose all or part of your investment. Please also see “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our historical growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have experienced rapid growth in recent periods. Our revenues increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021. Our revenue grew by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020. Our recent growth has been primarily driven by the increases in both number of customers and subscriptions of our services. We may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance.

We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	retain our existing users and customers;

•	achieve widespread acceptance and use of our software solutions;

•	expand the features and capabilities of our software solutions;

•	attract new users and customers;

•	provide excellent user experience;

•	maintain the security and reliability of our software solutions;

•	maintain or increase our net revenue retention rate, expand usage with our software solutions, and sell premium versions of our software solutions;

•	convert users of our free versions into paying customers;

•	price our software solutions effectively so that we are able to attract and retain paying customers without compromising our profitability;

•	introduce our services and grow their adoption in new markets outside of the PRC;

•	adequately expand our sales force;

•	comply with existing and new applicable laws and regulations;

•	successfully compete against established companies and new market entrants, as well as existing software tools; and

•	increase awareness of our brand globally.

If we are unable to accomplish any of these goals, our revenue growth will be harmed. If our revenue growth does not increase to offset our future operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability. We have also encountered in the past, and expect to encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our growth rates may slow and our business would suffer.

We have a history of losses and we may not be able to achieve or sustain profitability in the future.

We have sustained losses since our inception and could continue to incur net losses in the future. We incurred a net loss of RMB260.6, RMB296.6 million (US$45.5 million) and RMB117.0 million (US$17.9 million) for 2019, 2020 and three months ended March 31, 2021, respectively. Such losses were primarily attributable to the substantial investment in product development, technology support and marketing of our products as we continued to drive the rapid and long-term growth of our business. We intend to continue investing in expanding our business, upgrading our technology, increasing our sales and marketing efforts, and expanding into new geographical markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our increasing costs and expenses. If we are unable to achieve and sustain profitability, the value of our business and securities may significantly decrease. Furthermore, it is difficult to predict the growth rate of our market, customer demands for our products and retention rate and competitiveness of our products in the future. As a result, our business may not become or remain profitable, and our business, financial conditions, results of operations and prospects could be materially and adversely affected and our share price may decrease significantly.

Our success depends on the growth in market acceptance for our cloud-based software solutions. If the market for cloud-based solutions develops more slowly than we expect or declines, our revenues could decrease and our business could be adversely affected.

Our success depends on the willingness of our existing and potential customers, such as interior design and construction companies, furniture manufacturers and retailers, custom furniture manufacturers, real estate developers and interior DDC material providers, to use third-party software solutions. The acceptance for our software solutions is closely associated with the overall acceptance of software solutions in the interior DDC industry. The market acceptance depends on a number of factors, including the performance, the cost to customers, perceived value associated with cloud computing and the ability of service providers to address security and privacy concerns. If we or other major service providers experience any material security incidents, loss of customer data, disruptions in delivery or other problems, the market for software solutions to our industry as a whole, including our products and services, may be negatively affected. If cloud-based software services do not achieve widespread adoption, or there is a reduction in demand for such services caused by a lack of market acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, the market for our software solutions may not develop and our business, financial conditions, results of operations and prospect could be materially and adversely affected.

If we fail to improve and enhance the functions, performance, reliability, design, security, and scalability of our software solutions to suit our customers’ evolving needs, we may lose our customers.

The market for software solutions to the interior DDC industry in which we operate and compete is constantly changing with technology and product innovations. Our success has been based on our dedication to the development of software solutions for the interior DDC industry and our ability to identify and meet the business needs of our customers. For further information on our software solutions, see “Business – Our Products.” To achieve the sustainable growth of our business, we must continually dedicate our efforts to attracting new customers, retaining existing customers and increasing their incremental spending on our products and services. This requires thorough understanding of our customers’ evolving needs in their changing businesses and launching new products and improving our existing products in a timely manner to keep our customers engaged.

We cannot assure you that our existing and future products or solutions will sustain the current level of popularity. Our customers may also demand features and capabilities that our current solutions do not have, or that our current platform cannot support, and we may need to invest significantly in research and development to build these features and capabilities. We may experience difficulties in developing new technologies and solutions as it is costly and time consuming, which in turn could delay or prevent the development, introduction or implementation of new solutions, services and enhancements. In addition, when we expand into new verticals, our existing solutions may not address the business demand of customers from the new verticals effectively. If we fail to correctly identify our customers’ demands or continuously provide them with solutions that add value to their businesses, our customers may be reluctant to increase their spending on our solutions, or may cease to use our products and turn to superior and more customer-friendly solutions offered by our competitors. As a result, the growth of our business may be stalled, which may, in turn, materially and adversely affect our business, results of operations, financial condition and prospects.

If we fail to continue innovating and keeping pace with technological developments, our business may be materially and adversely affected.

The industry we operate in is characterized by fast changing technologies and customer demands, as well as rapid development and continued enhancement of software solutions. Although we have been successful in capturing the market opportunities created by the cloud transformation in the interior design, decoration and construction industry in China, to remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. We have invested and intend to continue investing significant resources in our cutting-edges technology engines, such as 3D graphics, high-speed rendering, parametric design, geometric modeling, simulation and digital twin, to enhance our products in different business scenarios. Nevertheless, we may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. In addition, while we have invested a significant amount of time and money in software development to date, we may not have sufficient resources to continue to invest at the same level going forward. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. Moreover, our success will depend partially on our ability to continuously identify, develop, acquire, protect or license advanced and new technologies that are valuable to our products and services. Failure to do so could render our existing products and services obsolete and unappealing, thereby adversely affecting our business prospects.

In addition, because our services are designed to operate over various networks, across numerous mobile devices, operating systems, and computer hardware and software platforms using a standard browser, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communication, browser, application software development platform and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to the market in a timely manner. Moreover, uncertainties regarding the timing and nature of the development in network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our products and services, result in customer dissatisfaction, and adversely affect our business, financial condition, results of operations and prospects.

Our initiatives to develop new products, new solutions and introduce new technologies may not succeed, which may limit our future growth.

We have invested and plan to continue investing heavily in research and development of new products, solutions and technologies. However, positive research results may not lead to commercially successful products. The new products we develop may not be commercially viable and may not reach the industry standards or meet customers’ needs. As a result, we cannot assure you that our efforts in research and development will translate into commercial success.

In addition, radical technological changes may not be well received by the market or lead to a long-term success. We first introduced our cloud-native computer-aided design, or CAD, solutions in 2013, which has enabled us to capture market opportunities, and improve deployment and operational efficiency. Despite our belief that cloud-native CAD solutions are a superior alternative to the traditional CAD solutions, our customers, such as interior design and construction companies, furniture manufacturers and retailer, custom furniture manufacturers and real estate developers, may not be willing to undertake such technological changes, and as a result we may suffer a lag in customer adoption. New products or features may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. There is no assurance that any enhancements to our platform or new products, features, or capabilities will be compelling to our customers or gain market acceptance. Additionally, we may experience difficulties with software development, or marketing that could delay or prevent our development, introduction, or implementation of new products, features, or capabilities. Any delays in releasing new products, features, or capabilities could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, all of which could harm our business.

A downturn or any adverse developments in China’s interior DDC industry may decrease the demand for our software solutions.

In 2019 and 2020, customers from China contributed approximately 99.7% and 96.0% of our total revenues. We expect that a substantial majority of our revenues will continue to come from our business operation in China. Our operational and financial performances are subject to upturns and downturns of the interior DDC industry in China. China’s interior DDC industry may be affected by various factors including the economy in China, demand and supply for real properties, seasonality, availability of alternative investments, inflation, and any macroeconomic control measures implemented by the PRC government. These factors are beyond our control. A downturn or any adverse developments in China’s interior DDC market may decrease the demand for our software solutions and diminish our ability to generate profits.

We operate in a competitive market and may not be able to compete successfully against our existing and future competitors.

The software solution market for the interior DDC industry is relatively new, rapidly evolving and competitive. We face competition in various aspects of our business, including research and development capabilities, customer services and retention, talents, brand awareness, commercial relationships and financial, technical, marketing and other resources. Currently, we primarily face competition from international on-premise 3D CAD software providers and domestic interior DDC industry incumbents that also provide 3D design services, many of which have competitive advantages over us, such as better name recognition, longer operating histories, larger marketing budgets, existing or more established relationships, greater third-party integration, access to larger customer bases, and better financial, technical, pricing and marketing strategies, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships with third parties to offer a broader range of products than we do. These combinations may make it more difficult for us to effectively compete. In addition, the interior DDC industry exhibits massive opportunities which may attract major software companies to enter the market by adopting a similar business model, which may significantly affect our market share and sales volume. We may be subject to more competition if established companies from other market segments or geographical markets expand into our market segment or geographical market.

We expect these competitive dynamics to continue and intensify in the future as competitors attempt to strengthen or maintain their market positions and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. Our competitors may be able to develop products better accepted by the customers or may be able to respond more quickly and effectively to new opportunities and changing technologies, regulations and customers’ needs. In addition, some of our competitors may quickly expand their existing customer base and sales network and adopt more aggressive pricing policies and offer more attractive sales terms. This could cause us to lose potential sales or compel us to sell our products and services at lower prices to remain competitive. If we are unable to compete successfully against our current or potential competitors, our business, financial condition, and results of operations may be materially and adversely impacted.

We are continuing to expand our operations outside the PRC, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects.

We have global operations with business outside China in the United States, Australia, Malaysia, Thailand and Vietnam to support our sales and marketing efforts in the surrounding regions. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any new markets or countries into which we attempt to sell subscriptions to access our solutions may not be receptive. For example, we may not be able to expand further in some overseas markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain country- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

•	recruiting and retaining talented and capable employees outside the PRC, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

•	maintaining our company culture across all of our global teams;

•	providing our products and solutions in different languages;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, consumer protection, foreign investment and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

•	managing an employee base in jurisdictions with differing employment regulations;

•

operating in jurisdictions that do not protect intellectual property rights to the same extent as the PRC and navigating the practical enforcement of such intellectual property rights outside of the PRC;

•	changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

•

compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our products or platform in certain international markets;

•	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the PRC;

•	political and economic instability;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•	potentially adverse tax consequences in the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we or our employees, partners, and agents will always maintain compliance. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely impact our business, financial condition, results of operations, and prospects.

If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Our future growth and profitability depend, in part, upon our ability to penetrate new vertical markets. While a majority of our current customers are from the interior DDC industry, we believe our cloud-based CAD platform can be applied in business scenarios across diverse end markets, expanding from residential design into more verticals such as commercial and industrial space design and decoration, architecture and infrastructure. Leveraging our unique software solutions that are developed based on our years of technology accumulation, we believe we are able to provide innovative integrated cloud solutions to address the diversified needs of our customers across different verticals. As part of our strategy to expand into new vertical markets, we look for acquisition opportunities that will allow us to increase our market penetration, technological capabilities, product offerings and sales capabilities. We may not be able to successfully identify suitable acquisition in the future, and if we do, they may not provide us with the benefits we anticipated.

Our expansion into new vertical markets also depends upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Our lack of familiarity with new vertical markets may make it more difficult for us to keep pace with the evolving customer demands and preferences. In addition, there may be one or more existing market leaders in any vertical market that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their deeper industry experience and stronger brand recognition. Also, we will need to comply with new laws and regulations applicable to these businesses, the failure of which would adversely affect our reputation, business, results of operations and financial condition. In light of the foregoing factors, penetrating into these new vertical markets may prove to be more challenging or costly or take longer than we may anticipate. Expansion into any new vertical may place significant strain on our management and resources, and failure to expand into new vertical markets could have a material adverse effect on our business and prospects.

Salesforce efficiency has significant impact on our business. Failure to conduct marketing activities in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

Sales of subscriptions to access our products and solutions will depend to a significant extent on our ability to expand our sales and marketing capabilities. Due to the technical nature of software solutions, we mainly rely on our direct sales team to conduct marketing activities and drive sales of our software solutions. While we have adopted a freemium model to provide low-friction entry points for all users, which help users familiarize themselves with our products and solutions, we devote significant sales efforts to educate prospective customers, particularly large enterprises, about the use and benefits of our products and solutions. We expect that we will continue to require intensive sales efforts to educate prospective customers about the uses and benefits of our products and solutions. To continue and further improve customer education, we plan to continue expanding our salesforce, both domestically and internationally. We have also built a global customer success support team to foster customer loyalty and promote additional subscription from existing customers through robust 24/7/365 after-sales services. Identifying, recruiting, and training qualified sales representatives and customer success support specialists is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time following their hiring, if ever. In addition, these considerable sales and marketing efforts may also increase our customer acquisition costs. Furthermore, we may have difficulty in convincing prospective customers of the value of adopting our products. Even if we are able to do so, they may decide not to purchase our products and solutions for a variety of reasons, some of which are out of our control. Our business will be harmed if our sales efforts do not generate a correspondingly significant increase in revenue. In addition to the direct sales force, we also leverage the network of our channel partners inside and outside China to reach potential customers and advertise our products and solutions at various venues, such as social media and industry trade shows.

If we fail to conduct sales and marketing activities in a cost-effective way, we may incur considerable marketing expenses, which could adversely affect our business and operating results. Additionally, our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the market for software solutions to the interior DDC industry in China are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

Any failure to provide high-quality customer services may materially and adversely impact our brand, business, financial condition, and results of operations.

We believe our focus on customer success and support is critical to attracting new customers, retaining existing customers, driving their spending and growing our business. While we have designed our products to be easy-to-use, our customers depend on our customer success teams to provide customer care and support services. If we do not provide effective ongoing support, our ability to sell additional products to existing customers could be adversely affected, and our reputation with prospective customers or the industry could be damaged. If we experience increased customer demand for support, we may face increased costs that may harm our results of operations. The number of our customers has grown significantly, which has put additional pressure on our customer success teams. We cannot assure you that we will be able to maintain and improve customer satisfaction over time. If we are unable to provide efficient support services or if we need to hire additional support resources, potentially through third parties, our business, financial condition, results of operations, and prospects could be adversely affected. Additionally, our ability to acquire new customers is highly dependent on our business reputation and on positive recommendations from existing customers. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, for our customers and collaborators could materially adversely affect our business, financial condition, results of operations, and prospects.

The experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, web browsers, operating systems, and third-party applications. Our platform enables customers to connect other software, applications, and data to our platform. As of December 31, 2020, our products were compatible with over 40 third-party applications. Accordingly, we are dependent on the accessibility of our solutions across web browsers, operating systems, and the third-party applications that we oftentimes do not control. Third-party applications and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their applications that some of our customers may rely upon. If our platform has integration or operability failures with these operating systems or third-party applications, customers may not adopt our platform, which could materially adversely affect our business, financial conditions, results of operations, and prospects.

Our brands are integral to our success. If we fail to effectively maintain, promote and enhance our brands, our business and competitive advantage may be harmed.

We believe that our Kujiale, Coohom, Modelo and Meijian brands are critical to maintaining and expanding our business. Maintaining and enhancing our brands depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable, and innovative software solutions, which we cannot assure you we will do successfully.

We believe the importance of brand recognition will increase as competition in our market intensifies. Any unfavorable publicity or perception of our products or platform or the providers of similar software generally, could adversely affect our reputation and our ability to attract and retain customers. In addition to our ability to provide reliable and useful software solutions at competitive prices, the successful promotion of our brand will also depend on the effectiveness of our marketing efforts. We market our software solutions through our direct sales force, channels partners, and a number of free traffic sources, including customers’ word-of-mouth referrals. We have incurred significant costs and expenses with our efforts to increase our brand awareness. We cannot assure you, however, that our sales and marketing expenses will lead to increasing revenue, and even if they did, such increases in revenue might not be sufficient to offset the expenses incurred.

Interruptions, performance issues or security issues associated with our products and platform could materially and adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may in the future experience, service interruptions and other performance issues due to a variety of factors. Our future growth depends in part on the ability of our existing and prospective customers to access our solutions and platform reliably and at any time. Certain of our customer agreements contain service level commitments, including specifications regarding the availability and performance of our platform. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits against existing subscriptions or, in certain cases, refunds. Any service interruptions or other performance issues could negatively impact our renewal rates and harm our ability to attract new customers, and as a result could materially adversely affect our business, financial condition, results of operations, and prospects.

Additionally, our products and platform are inherently complex and may, from time to time, contain material defects or errors, particularly when new products or new features or capabilities are released. We have in the past found defects or errors in our products and platform and we may detect new defects or errors in the future. Any real or perceived errors, failures, vulnerabilities, or bugs in our products or platform could result in negative publicity or lead to data security, access, retention, or performance issues, all of which could harm our business and reputation. In addition, the costs incurred in correcting such defects or errors may be substantial. Any of these risks could materially adversely affect our business, financial condition, results of operations, and prospects.

We have been and may in the future be involved in disputes relating to alleged infringement of intellectual property rights, including disputes in relation to the floor plans, digital properties or other content materials in our design library, which could adversely affect our business, operating results and financial condition.

There are considerable patent, copyright and other intellectual property development activities in our industry. Our future success depends, in part, on not infringing the intellectual property rights of others. Our competitors or other third parties have in the past claimed and may in the future claim that our products, our platform and its underlying technology, or content on our platform infringe on their intellectual property rights.

We may not have complete licenses for the copyrights underlying a portion of the content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. Our comprehensive design library covered over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com, and over 80 million design models and authentic textures. Most of these digital assets were uploaded by users to our platform before or during the use of our products. A small portion of these digital assets, such as certain design models and floor plans, are either purchased from certain paid-for-download database or collected through publicly available channels online by our employees, or re-created by third parties contracted by us based on what we believe to be publicly available information. Given the large volume of such user-generated content available on our platform, it is challenging for us to accurately identify and verify the individual users that uploaded such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should be obtained. While we have implemented measures to prevent infringement of intellectual property rights of third parties in compliance with applicable laws, we cannot assure you that the floor plans, design models and other digital assets on our platform would not be subject to any claim or litigation brought against us based on alleged infringement of intellectual property rights. Specifically, it is possible that the acknowledgments and agreements made by users may not be enforceable against third parties who file claims against us. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims.

Any claims or litigation with respect to intellectual property infringement could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or loyalty payments, prevent us from offering our products, and require us to develop alternative non-infringing intellectual property or require that we comply with other unfavorable terms, any of which could significantly increase our operating expenses. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to modify our products or platform, which could be costly and disruptive to our operations. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business. Patent infringement, copyright infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, operating results and financial condition.

We use software licensed from third parties and our inability to maintain those licenses could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently incorporate, and will in the future incorporate, certain software licensed from third parties into our products and services to offer attractive user experience and drive customer acceptance of our products and services. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions where we may market our products. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to renew our existing license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products containing that technology would be limited, and our business could be harmed.

Some of our agreements with our licensors may give licensors broad discretion to change and interpret the terms of service, which may have unfavorable impact on our business. If we are unable to license or continue to license technology from third parties, we may be forced to acquire or develop alternative technology. Although we believe that commercially reasonable alternatives to the third-party software we currently use are available, this may not always be the case and it may be difficult or costly to find such alternatives. We may be required to use alternative technology of lower quality or inferior performance. This could limit or delay our ability to offer certain existing, new, or competitive products and may increase our costs. Integrating new third-party software into our existing software system may consume significant amount of our time and resources. Our products and services depend on successful operation of third-party software in conjunction with our software, so any undetected errors or defects in the third-party software could impair our products and services. As a result, our business, financial condition, and results of operations could be materially adversely affected.

The COVID-19 pandemic could have an adverse impact on our business, operations, and the markets in which we, our partners, and customers operate.

Since 2020, the COVID-19 pandemic has had material and adverse economic and social impacts around the world. The Chinese government has imposed widespread lockdowns, closure of workplaces and restrictions on mobility and travel to contain the spread of the virus. During the lockdowns, we had to temporarily close certain of our office facilities, restrict employee travel, switch to online virtual meetings or even cancel meetings with partners, all of which have temporarily restrained our operating activities, including our sales efforts. While the cloud-native nature of our platform and operations helped reduce the impact of COVID-19 on us, to the extent physical meetings were required or preferred, our operations, sales and marketing activities and customer success support had been affected. While we have employed various measures to mitigate the impact of the COVID-19 pandemic on our business operations, we cannot assure you that our efforts will continue to be effective or at all.

It is uncertain as to how long and how severely the COVID-19 pandemic may continue to impact us. There continue to be significant uncertainties associated with the coronavirus, including with respect to the availability of vaccines, the duration of the pandemic, and actions that may be taken by Chinese or other governmental authorities to contain the coronavirus or to treat its impact. The full impact of the coronavirus is unknown at this time. If the pandemic continues and lasts for a prolonged period in the regions where we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have adverse impact on the design, decoration and construction industry, including our business prospects. Any significant disruption resulting from this or similar epidemics on a large scale or over a prolonged period of time could cause significant disruption to our business until we would be able to resume normal business operations, negatively affecting our business, results of operations and financial condition. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

Breaches of our networks or systems, or those of our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend on our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers, service providers and business partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees, service providers and business partners or to cause interruptions of our products and platform. Because the vulnerabilities and techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Additionally, while we have adopted data protection policies, we depend on our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption of us or our service providers could result in loss of confidential information, damage to our reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures or those of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees, service providers and business partners, then our reputation, business, operating results and financial condition could be adversely affected.

We may not be able to maintain the pricing terms for our products and services or enhance our customer retention rates going forward.

We may need to decrease prices of our products and services to stay competitive. As the markets for our products and services mature, or as competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have adopted historically. Moreover, certain long-term customers of us, may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could materially and adversely affect our revenues, profitability, financial position, and cash flow.

In addition, our customers have no obligation to renew their subscriptions for our products and services after expiration of the initial subscription period for our software solutions on our desired terms. We have built a customer health model that helps us leverage big-data guided recommendations to retain existing customers and capture potential business opportunities. However, we may not be always successful in retaining customers. Our customers may renew for fewer number of accounts. Our historical customer retention rates may not be indicative of our customer retention rates in the future. Our customers’ retention rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our pricing or our products and services, and their ability to continue their operations and spending levels. In addition, over time the average term of our contracts could change based on retention rates or for other reasons. If our customers do not renew their subscriptions for our products and services on similar terms, our revenues may decline, and our business could suffer.

We may be unsuccessful in making, integrating, and maintaining acquisitions, joint ventures, and strategic investments.

Historically we have made acquisitions and investments to expand our offerings and geographic presence. We expect to continue to evaluate and consider a wide array of potential strategic transactions, including acquisitions of businesses, joint ventures, new technologies, services, products, and other assets, and making strategic investments. Such acquisitions and strategic relationships can help us to build up a robust portfolio, further increase our market share, and strengthen our global presence. Such success depends on our ability to discover high-potential acquisitions and strategic relationships that supplement and enrich our existing offerings. We may not be able to find suitable acquisition, joint venture, and strategic investment candidates, and we may not be able to complete these transactions on favorable terms, or at all. Even if we are able to complete these transactions, they may not ultimately strengthen our competitive position or achieve our strategic goals. As part of our strategy, we endeavor to nurture and preserve each brand’s distinctive identity and purpose, while leveraging the technologies and name recognition of each brand to build a portfolio that covers the entire value chain of the interior DDC industry. We may not be able to successfully manage the various brands and build up such a portfolio, and could be viewed negatively by existing or prospective customers, collaborators, third-party developers, regulators, investors, or others. Any of these transactions could be material to our business, financial condition, and operating results.

We may not realize the anticipated benefits of any or all of our acquisitions, joint ventures, or strategic investments in the time frame expected or at all. Valuations supporting our acquisitions and strategic investments could change rapidly. Following any such transaction, we could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could materially adversely affect our business, financial condition and operating results through the write-off of goodwill and other impairment charges.

We may have to pay cash, incur debt, or issue securities, including equity-based securities, to pay for acquisitions, joint ventures, or strategic investments, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such transaction could result in dilution to our stockholders. If we incur debt in connection with such a transaction, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business. Any of these factors could materially adversely affect our ability to consummate a transaction, our business, financial condition, results of operations, and prospects.

Our products and platform incorporate open source software, which may subject us to unanticipated conditions, restrictions and certain requirements from the developers and could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available certain portions of our proprietary source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. In addition, the use of open source software typically exposes us to greater risks when compared to the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for unauthorized users to determine how to compromise our products. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and help our competitors develop products and services that are similar to or better than ours, and may adversely affect our business, results of operations and financial condition.

Our business is subject to data security risks, and our data security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, financial condition, results of operations, and prospects.

During the ordinary course of our business, we may collect, process, store and transmit substantial amounts of data and information, including users’ data. We have implemented measures to separate the data stored in our internet data centers and those stored with the third-party vendors. Security incidents may occur in the future, causing unauthorized access to, loss of, or unauthorized disclosure of such information, resulting in regulatory enforcement actions, litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects. Cyberattacks, computer malware, and other compromises of information security measures or malicious internet-based activity continue to increase, and cloud-native platform providers of products and services have been targeted, resulting in breaches of their information security, and are expected to continue to be targeted. We and our third-party vendors are at risk of suffering from similar attacks and breaches.

Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform without our authorization. While we undertake significant efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third-parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in governmental investigations or enforcement actions, litigation, harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and decline to renew their subscriptions, and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. We are also contractually required to notify certain customers of certain data security breaches. To protect customers’ information, we have adopted multiple security measures that address security risks associated with data transmission, usage, storage, export and presentation. We have adopted an access control policy that requires user authentication every time there is a request to access non-public data. In addition, we have implemented an encryption program that encrypts the sensitive and confidential information stored by us. Despite our efforts, security incidents experienced by us, or by others, such as our competitors or customers, may lead to public disclosures and widespread negative publicity for us, our customers, or the construction software industry generally.

Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations, making the extent of our responsibilities in that regard uncertain. In the past, we have received notices from the relevant governmental authorities in China requiring us to rectify our collection of personal information in accordance with the applicable law and regulations of the PRC, without imposing any penalty on us. We currently adopt a data privacy policy with respect to how we collect, store, process and use user data and information, and we may only use such data and information to provide and improve our services, content and advertising in strict compliance with such policy. Despite the absence of any material data breach or similar incidents and our continuous efforts to comply with our privacy policy as well as all applicable laws and regulations, any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities or others, which could cause us to lose users and business partners.

There can be no assurance that any limitations of liability provisions in our subscriptions with customers would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against us could materially adversely affect our business, financial condition, results of operations, and prospects.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

Our design library, trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to our success. We rely on, and expect to continue to rely on, confidentiality agreements, non-compete agreements, invention assignment agreements and licensing agreements with our employees and third parties to protect our intellectual properties. However, events beyond our control may pose threats to our intellectual property rights and the integrity of our products and brand. Effective protection of our trademarks, copyrights, domain names, patent rights, and other intellectual property rights is expensive and challenging. While we have taken measures to protect our intellectual property rights, including implementing a set of comprehensive internal policies to establish robust management over our intellectual property rights, and deploying a special team to guide, manage, supervise and monitor our daily work regarding intellectual property rights, we cannot assure you that such efforts are adequate to guard against any potential infringement and misappropriation. In addition, our intellectual property rights may be declared invalid or unenforceable by the courts.

Similarly, to protect our unpatented proprietary information and technology, such as trade secrets, we rely on our agreements with employees and third parties that contain restrictions on the use and disclosure of such information or technology. For example, our employees and third parties are required to keep confidential of any unpatented proprietary information and technology during the contract term and after the termination of the employment agreement. In addition, the agreements with our employees and third parties explicitly provide for all rights and obligations regarding the ownership and protection of intellectual property rights. These agreements may be inadequate or may be breached, either of which could potentially result in unauthorized use or disclosure of our trade secrets and other proprietary information to third parties, including our competitors. As a result, we may lose our competitive advantages derived from such intellectual property. Significant impairments on our intellectual property rights may result in a material and adverse effect on our business.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services and have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. The PRC government has in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. As we have expanded globally, we may also be required to comply with laws or regulations regarding the use of the internet in foreign jurisdictions, such as the General Data Protection Regulation in the European Union and the California Consumer Privacy Act in the United States. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. While we have implemented measures to promote compliance with applicable laws and regulations and track their developments, we cannot assure you that we will always be in compliance. In addition, the modification of our products to ensure compliance can be time-consuming, if not technically impossible. If we are unable to comply with these laws and regulations, or if we cannot modify our products in a timely fashion, our reputation, business, results of operations and financial condition could be materially adversely affected. See also “—Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection. Any failure of our platform to comply with applicable laws and regulations could harm our business, operating results and financial condition.”

In addition, government agencies may begin to impose taxes, fees or other charges for accessing the internet. These laws and changes could limit the growth of internet-related commerce or communications generally and reduce the demand for internet-based services such as ours. As our suppliers also carry out their services on the internet, such measures could increase our operating costs and we may not be able to maintain our competitive pricing as compared to the legacy software. These effects combined could adversely affect our business, results of operations and financial condition.

In addition, use of the internet as a business tool could be adversely affected. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our services could suffer.

Negative publicity and allegations involving us, our shareholders, directors, officers, employees, associates and business partners may affect our reputation and, as a result, our business, financial condition, and results of operations may be negatively affected.

We, our shareholders, directors, officers, employees, associates and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage in the media and publicity could change market perception that we are a trustworthy service provider. In addition, to the extent our employees and business partners were incompliant with any laws or regulations, we may also suffer negative publicity or harm to our reputation. As a result, we may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, and may not be able to diffuse them to the satisfaction of our investors and customers.

We are dependent on the continued services of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our co-founders, namely Mr. Huang, Mr. Chen and Mr. Zhu, to oversee and execute our business plans and identify and pursue new opportunities and product innovations. Any loss of service of our senior management or other key employees can cause a significantly delay in or prevent us from achieving our strategic business objectives, and adversely affect our business, financial condition and operating results. From time to time, there may be changes in our senior management team, resulting from the hiring or departure of executives, which could also disrupt our business. Hiring suitable replacements and integrating them into our existing teams also requires significant amount of time, training and resources, and may impact our existing corporate culture. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

If we are unable to attract, retain and motivate qualified personnel, our business may be adversely affected.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel specializing in product development, sales and marketing, particularly with experience in the design, decoration and construction market in China. In addition, the success of our solutions is built on our continuous pursuit of the advanced technologies. With the rapid advancement of technology, we need people with strong technical background in information technology in order to sustain the current level of popularity of our products and solutions. In order to enhance the stability of our team, we are devoted to building a nurturing corporate culture and offered various incentives and trainings to our highly skilled personnel. Nevertheless, we cannot assure you that we can attract or retain qualified personnel. The inability to do so or delays in hiring required personnel may cause significant harm to our business, financial condition and operating results. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Meanwhile, the size and scope of our business may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. Competition for talent and qualified personnel in our industry is intense, and the availability of suitable and qualified candidates in the PRC is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, we cannot assure you that these individuals would choose to join, or continue working for, us. If we fail to attract and retain personnel with suitable managerial or other expertise, or to maintain an adequate labor force on a continuous and sustained basis, our financial position and results of operations could be materially and adversely affected.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe our corporate culture fosters innovation, teamwork, openness and focus on execution and has contributed to our success. As we grow and develop our infrastructure as a public company and expand our operations, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to recruit and retain qualified personnel, innovate and operate effectively, and execute on our business strategies. If we experience any of these risks in connection with future growth, it could impair our ability to attract new customers and retain existing customers and expand their use of our platform, all of which could materially adversely affect our business, financial condition, results of operations, and prospects.

We have granted share-based under our employee stock ownership plan and may continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

We have adopted an equity incentive plan in 2014, or the 2014 Plan, as amended. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2014 plan is 212,976,607 shares. As of the date of this prospectus, options to purchase a total of 209,639,792 ordinary shares have been granted and are outstanding under the 2014 plan. In addition, each of our co-founders Messrs. Xiaohuang Huang, Hang Chen and Hao Zhu has entered into a restricted shares agreement with us and our preferred shareholders, pursuant to which a certain number of ordinary shares held by them became restricted shares subject to vesting on a monthly basis over an agreed period. As of the date of this prospectus, there were a total of 17,022,941 restricted shares subject to vesting in a period over 15 months. See “Management—Equity Incentive Plans.” In 2019, 2020 and the three months ended March 31, 2021, we recorded RMB38.5 million, RMB11.5 million (US$1.8 million) and RMB1.7 million (US$0.3 million), respectively, in share-based compensation expenses, which resulted from the vesting of these restricted shares, respectively. We would have recognized one-time share-based compensation expenses of RMB104.2 million (US$15.9 million) for share incentive awards had this offering been completed on March 31, 2021 pursuant to the IPO performance condition applicable to such awards.

In addition, our shareholders and board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, in June 2021, which will become effective immediately prior to the completion of this offering. Under the 2021 Plan, the maximum aggregate number of ordinary shares available for issuance, or the Award Pool, shall initially be 1.5% of the ordinary shares of our company outstanding immediately upon completion of this offering. The Award Pool will be increased on an annual basis for each fiscal year of our company during the term of the 2021 Plan commencing on the year following the one in which this offering occurs, by the lesser of (i) an amount equal to 1.5% of the total number of ordinary shares of our company issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of ordinary shares as may be determined by our board of directors.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

Any non-compliance with applicable anti-bribery and anti-corruption laws and other forms of illegal acts and misconduct by our employees, our business partners and their employees and other related personnel may materially and adversely affect our business operations.

Our business operations are subject to anti-bribery and anti-corruption laws and regulations in China and overseas, which prohibit companies and their intermediaries from making improper payments or other benefits to government or other parties for the purpose of obtaining or retaining business. While we have adopted and implemented internal controls and procedures to monitor both internal and external compliance with anti-bribery and anti-corruption laws, regulations and policies, we cannot guarantee that such internal controls and procedures will always be effective in preventing non-compliance and exculpating us from penalties or liabilities that may be imposed by relevant government authorities due to violations committed by our employees or our regional channel partners. If our employees or our regional channel partners are found or alleged to have violated anti-bribery or anti-corruption laws and regulations, we may face or be involved in fines, lawsuits and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection. Any failure of our platform to comply with applicable laws and regulations could harm our business, operating results and financial condition.

Our operations may from time to time involve cross-border transfer of data, which may subject us and our customers that use our products to privacy, cybersecurity and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. Multiple jurisdictions have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the PRC Cybersecurity Law and relevant regulations require network operators, which may include us, to: (i) ensure the security and stability of the services provided via network; (ii) protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data; and (iii) provide assistance and support in accordance with the law for public security and national security to protect national security or assist with criminal investigations. PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of cybersecurity and data protection.

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the United States. For example, in 2018, California enacted the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Similarly, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers. For example, the EU has adopted the General Data Protection Regulation, or the GDPR, which took full effect on May 25, 2018. The

GDPR enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and to make us GDPR compliant, but we may be required to take additional steps in order to comply with the GDPR. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU could be significantly impaired.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our products and solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by us, our products or our platform to comply with new or existing PRC, U.S., EU or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

We are required to obtain and maintain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our existing or future business. We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, we deliver designer courses on the platform. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, entered into force in 2008, a provider of online audio-visual program service, which includes the making and editing of audio-visual programs and broadcasting to the general public online, is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual Permit. We have not obtained the Audio-Visual Permit for providing internet audio-visual program services and content through our platform in China and we may not be eligible to apply for the Audio-Visual Permit as a privately-held company. As we deliver live-streaming courses on our platform, the relevant authorities may regard our platform as a live-streaming platform and may require us to complete necessary registration procedures pursuant to relevant laws and regulations. Further, as our platform allows users to search the portfolios of interior designers and communicate with them directly, the business scope of our ICP license need to include: (i) information search and query service, and (ii) information instant interactive service. Currently, the business scope of our ICP license does not cover such business and we may not be eligible to apply to cover such business in the scope of the ICP license due to policy reasons. As of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to lack of any of such licenses, approvals, permits, registrations or filings. We are making efforts to obtain all licenses and permits and complete all registration procedures that are necessary to our various business activities, however, there is no assurance that we can timely obtain all such licenses, permits and complete all such registration procedures, or that we will not be subject to penalty for operating without such licenses, permits and registrations.

If the PRC governmental authorities consider that we are operating without proper approvals, licenses or permits, or new laws and regulations are promulgated that require us to obtain additional approvals or licenses or impose additional restrictions on the operation of any part of our business, the PRC governmental authorities have the power, among other things, to order timely rectification, impose fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.

We may be subject to disputes or claims of various types brought by our competitors, employees, associates, customers or others against us relating to contractual disputes, labor disputes, intellectual property infringements, competition claims, or disputes involving mistakes or misconducts of our employees. Such claims and disputes may evolve into litigations and damage our reputation and goodwill, thereby adversely affecting our customer base. Litigation is distractive and expensive as it requires time and attention from our management team and employees. In addition, we may need to spend a significant amount to settle claims or pay damages if we lose a lawsuit, which could have a material and adverse effect on our business, financial condition, and results of operations.

We may not have sufficient insurance coverage to cover our potential liability or losses, and our business, financial conditions, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

We face various risks in connection with our business and may lack adequate insurance coverage or have no relevant insurance coverage. Insurance companies in China do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies do. We have not obtained any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks, and the difficulties associated with acquiring such insurances on commercially reasonable terms render these insurances impractical for our business. However, any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Our operating results are subject to seasonal fluctuations.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, we have received a relatively lower volume of subscriptions from new and existing customers in the first quarter of each year. We believe that it results from the reduced number of transactions during the Chinese New Year holiday. As this is a factor affecting the overall business activities in China, we expect this seasonality to continue in the future. Our order volume typically ramps up starting the second quarter of a year as normal business operations accelerate after the Chinese New Year holiday season. As a result, our revenues and cash flows may vary within a fiscal year, and you may not be able to predict our annual results of operations based on a comparison of our interim results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 pandemic continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. We have expanded globally and have opened offices in the United States, Australia, and Southeast Asia. The successful implementation of our international expansion strategy and the building of our global presence will depend at least partially on a stable global macroeconomic environment. Our international expansion strategy will be hindered if these challenges and uncertainties persist.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Since a majority of our customers are based in China and contributed a significant portion of our total revenues, any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the industries in which we operate;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities in China;

•	overall conditions of the PRC interior DDC market; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities, or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

We may be subject to governmental export controls and economic sanctions regulations that could impair our ability to compete in international markets due to licensing requirements and could subject us to liability if we are not in compliance with applicable laws.

Certain of our products and services may be subject to export control and economic sanctions regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our products or services, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our products and services in international markets, or, in some cases, prevent the export of our products or provision of our services to certain countries or end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, operating results and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers’ ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

If we fail to implement and maintain effective internal controls to remediate our material weakness over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2019 and 2020. As defined in the Standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

We plan to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring additional qualified resources equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establish clear roles and responsibilities for accounting and financial reporting staff to address complex accounting issues and to prepare and review consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements, and (iv) enhance our financial closing and reporting policies and procedures, and business process level internal controls relevant to the complex accounting issues to ensure that they are properly accounted for in accordance with U.S. GAAP.

In 2021 to date, we have hired additional accounting and financial reporting staff and built a team to improve our internal control system. In addition, we are in the process of establishing an audit committee. We intend to implement those remedial measures by the end of 2022. We expect that we will incur remediation costs, including but not limited to professional service fee, recruitment fee, training fee and others, of no less than US$2 million.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they will be fully remediated in a timely manner. Our failure to correct the material weakness identified or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud, expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting commencing with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS

Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an audit report with adverse opinion on the effectiveness of our internal controls over financial reporting. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Moreover, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based on our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. The tax laws of certain countries in which we do business could also change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, operating results and financial position.

Our business is subject to the risks of earthquakes, fire, floods, pandemics and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as an earthquake, fire, flood or pandemic, occurring at one of our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, operating results and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole, as is the case currently due to the COVID-19 pandemic. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, operating results and financial condition.

In addition, we rely on the high-performance computing power provided by our internet data centers to handle the large quantity of processing tasks, and on third-party public clouds to store the growing data sets generated by our enlarging user base. If computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks were to affect our internet data centers of the facilities of our third-party cloud providers, this could adversely affect the ability of our customers to access or use our solutions. Such incidents have become more prevalent in our industry, have occurred on our platform, have impacted some of our services providers in the past, and may occur on our platform in the future, despite our continuous efforts to enhance the safety of our facilities. Any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure, including third-party infrastructure and services upon which we rely, by us or by our third-party cloud providers, may give rise to litigation, consumer protection actions, or harm to our reputation, and as a result, may hinder our ability to retain existing users and attract new users.

Our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and could materially adversely affect our business, financial condition, results of operations, and prospects.

This prospectus includes our internal estimates of the addressable market for our DDC management software products. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, our internal estimates regarding our current and projected market opportunity, including our expectations with respect to new international markets, new products, features, and capabilities, and adoption by owners, interior designers, architects, furniture manufacturers and retailers, real estate developers, general contractors, and specialty contractors, are difficult to predict. In addition, our internal estimates of the addressable market for our products include the potential spend of substantially all owners, interior designers, architects, furniture manufacturers and retailers, real estate developers, general contractors, and specialty contractors in the market, and we cannot predict with precision our ability to address this demand or the extent of market adoption of our platform by each of these types of stakeholders. Furthermore, the DDC industry has been slow to digitize. As a result, the estimates for our addressable market may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for those in a few categories, such as e-commerce, domestic multiparty communication, storage-and-forward, and call center services according to the Special Administrative Measures (Negative List) for Foreign Investment Access effective on July 23, 2020, which may be amended, supplemented or otherwise modified from time to time, or the Negative List. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. See the section of this prospectus captioned “Regulation—Regulations Related to Foreign Investment in China.”

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or FIE. As our business operations may be regarded as a kind of VATS, while our WFOE is not eligible to operate VATS business in China according to above mentioned restrictions, we conduct our business in China through our VIE. Our WFOE has entered into a series of contractual arrangements with our VIE and our VIE’s shareholders, which enable us to (1) exercise effective control over our VIE, (2) receive all of the economic benefits of our VIE and (3) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results as our VIE under U.S. GAAP. See the section of this prospectus captioned “Corporate History and Structure—Contractual Arrangements with our VIE and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant laws and regulations currently in effect, is of the opinion that each of the contracts among our WFOE, our VIE and our VIE’s shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, or the MIIT or other authorities that regulate internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	restricting our right to collect revenue;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See the section of this prospectus captioned “—Substantial uncertainties exist with respect to the interpretation and implementation of the newly promulgated PRC Foreign Investment Law, and its enactment could adversely affect our business, operating results and financial condition.” Occurrence of any of these events could adversely affect our business, operating results and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIE or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly owned subsidiary in China or our VIE. See the section of this prospectus captioned “Corporate History and Structure—Contractual Arrangements with our VIE and Its Shareholders.”

We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.

We rely on contractual arrangements with our VIE and its shareholders to operate our business in the PRC. See the section of this prospectus captioned “Corporate History and Structure—Contractual Arrangements with our VIE and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangements or ownership by the record holder of the equity interest. In addition, though we have entered into an equity pledge agreement with the VIE’s shareholders, our remedies under the equity pledge agreement are primarily intended to help us collect debts owed to us by our VIE or the VIE’s shareholders under the contractual arrangements and may not help us in acquiring the assets or equity of our VIE.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. Significant uncertainties exist regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be adversely affected. See the section of this prospectus captioned “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulation, particularly of internet businesses.”

The arbitration provisions of all the agreements under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

The shareholders of our VIE may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition.

The interests of the shareholders of our VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIE to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIE may encounter, on the one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our VIE to our WFOE or an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIE as provided under the power of attorney agreements, directly appoint new directors of our VIE. We rely on the shareholders of our VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith in what they consider to be in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our VIE owes additional taxes, which could adversely affect our business, operating results and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOE, our VIE and our VIE’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment, which could increase their PRC tax liabilities and our overall tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our WFOE or our VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our WFOE requests the shareholders of our VIE to transfer their equity interests in our VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our WFOE and VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our WFOE and VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use the licenses, approvals, and assets held by our VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIE hold substantially all of our licenses, approvals, and assets in China that are necessary for the operation of certain of our businesses, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. Under the contractual arrangements, our VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIE breach these contractual arrangements and voluntarily liquidate our VIE, or our VIE declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities or otherwise benefit from the assets held by our VIE, which could adversely affect our business, operating results and financial condition. If any of our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, operating results and financial condition.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiaries and VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIE and its subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and VIE and its subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and its enactment could adversely affect our business, operating results and financial condition.

On March 15, 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Among other things, the Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such new legislation and how the control status of our VIE would be determined under the enacted Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our VIE would be on the “negative list” updated by the governmental authority from time to time and therefore be subject to any foreign investment restrictions or prohibitions. If any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list”, such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the interpretation and implementation of such new legislation or regulations promulgated in the future would mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure and whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected. If we are not able to obtain any approval when required, our VIE structure may be regarded as invalid and illegal, which could adversely affect our business, operating results and financial condition, for instance, we may not be able to (i) continue our business in China through our contractual arrangements with our VIE, (ii) exert effective control over our VIE or (iii) consolidate the financial results of, and receive economic benefits from our VIE under existing contractual arrangements.

In addition, our corporate governance practice may be impacted and our compliance costs could increase if our FIE was considered as a FIE under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines or administrative liabilities.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government could adversely affect our business, operating results and financial condition, and may result in our inability to sustain our growth and expansion strategies.

A substantial part of our operations is conducted in the PRC and a significant portion of our revenue is sourced from the PRC. Accordingly, our business, operating results and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, operating results and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently adversely affect our business, operating results and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulation, particularly of internet businesses.

A significant portion of our operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Our WFOE and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Moreover, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could adversely affect our business, operating results and financial condition.

The Chinese government heavily regulates the internet industry, including relevant market access restrictions and limitations on foreign investment, license and permit requirements for service providers in the internet industry. Since some of the laws, regulations and legal requirements with respect to the internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. Because the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value, it is in many cases difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese internet sector include the following:

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We operate our business in China through businesses controlled via contractual arrangements versus direct ownership due to restrictions on foreign investment in businesses related to value-added telecommunication services.

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Uncertainties relating to the regulation of the internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. For example, Chinese governmental authorities cautiously supervise on contents provided via website and mobile applications, but the numerous and often vague restrictions on acceptable content in China may subject us to potential civil liabilities and risks of temporary blockage of our products. If any content on our platform is deemed to violate PRC laws or regulations, or if improper or fraudulent activities are conducted on our platform, we may be subject to liability and certain penalties imposed by the competent authorities such as MIIT, or their respective local counterparts.

Due to the increasing popularity and use of the internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, cybersecurity, data protection, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, that the CSRC approval is not required in the context of this offering because (1) our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules and (2) there is no statutory provision that clearly classifies the contractual arrangement among our WFOE, our VIE and our VIE’s shareholders as transactions regulated by the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of the ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (1) any important industry is concerned, (2) such transaction involves factors that have or may have impact on the national economic security or (3) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 (as amended in September 2018) is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See the section of this prospectus captioned “Regulation—Regulations Related to M&A and Overseas Listings.”

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (1) an important industry is involved, (2) such transaction involves factors that have had or may have an impact on national economic security and (3) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. Moreover, the Antitrust Law promulgated by the SCNPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR, the successive authority of MOFCOM, before they can be completed. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners, our WFOE or our VIE to liability or penalties, limit our ability to inject capital into our WFOE and our VIE or limit our WFOE’s and our VIE’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies

for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Our co-founders have completed the SAFE registration pursuant to SAFE Circular 37 in April 2021, with their respective holding companies being registered as the “special purpose vehicle.” We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, including the obligation to complete the SAFE registration and to make updates under SAFE Circular 37. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners, our WFOE or our VIE to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our WFOE and our VIE and limit our WFOE’s ability to distribute dividends to our company. These risks could adversely affect our business, operating results and financial condition.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We are making, and will make efforts to comply with these requirements, but there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject relevant participants in our equity incentive plan to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiary to make payments to us could adversely affect our ability to conduct our business.

We are a holding company and may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries and on remittances from our VIE for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our WFOE or our VIE incurs additional debt, the instruments governing the debt may restrict their ability to pay dividends, make loans or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our WFOE and our VIE permit payments of dividends only out of its retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, our WFOE and our VIE are required to set aside at least 10% of their net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our WFOE and our VIE are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiary to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

The discontinuation of the preferential tax treatment available to us in China could adversely affect our business, operating results and financial condition.

Under PRC tax laws and regulations, our VIE is qualified to enjoy a certain preferential income tax benefit. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a HNTE, our VIE must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for our VIE is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue our preferential tax treatment, potentially with retroactive effect.

If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.

Under the modified Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of ADSs or our Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the modified Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares or the ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, any PRC tax liability may be reduced under applicable income tax treaties, but it is unclear whether holders of ADSs or our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of ADSs or our ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in ADSs or our ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37 also amends certain provisions in Bulletin 7, but does not touch upon other provisions of Bulletin 7, which remain in full force. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. If Bulletin 7 or SAT Circular 37 is deemed to be applied on any of our past or future transaction, we may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7, and if we fail to perform such tax filing or withholding obligations could result in penalties. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that our company should not be taxed under Bulletin 7 and SAT Circular 37, which could adversely affect our business, operating results and financial condition.

We are subject to restrictions on currency exchange. We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, operating results and financial condition.

A substantial portion of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our WFOE or VIE. Currently, our WFOE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our WFOE and our VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our WFOE and our VIE, or to make additional capital contributions to our WFOE.

In using the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our WFOE, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our WFOE is subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our WFOE and our VIE, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIE, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our VIE by means of capital contributions given the potential restrictions on foreign investment in the businesses that are currently conducted by our VIE.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our WFOE or our VIE or future capital contributions by us to our WFOE. As a result, uncertainties exist as to our ability to provide prompt financial support to our WFOE or our VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Enforcement of stricter labor laws and regulations, labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Furthermore, we engaged third-party employment agencies to dispatch contract workers. On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch and such amendments became effective on July 1, 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of our total number of employees, to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers may only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees before March 1, 2016. In addition, an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees. A fine ranging from RMB5,000 to RMB10,000 for each dispatched worker may be imposed on us for our failure to control the number of the dispatched workers in compliance with the PRC Labor Contract Law. As of the date of this prospectus, the number of our dispatched workers has exceeded 10% of the total number of our labor force. We have formulated and implemented a plan to contain the number of dispatched workers and to be compliant, but we cannot assure you that the percentage of our dispatched workers will drop and always stay below the 10% threshold. Although we aim to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them are always temporary and ancillary in nature. If we were found to be in violation of the new rules regulating dispatched contract workers, we could be ordered to rectify within a specified period of time and could be subject to fines, which may adversely affect our business, financial condition and results of operations.

We cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the PRC Labor Contract Law may have an adverse impact on our financial conditions and results of operation.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulation of Insurance for Unemployment, and the Provisional Insurance

Measures for Maternal employees. Employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. In addition, certain of our PRC subsidiaries and consolidated affiliated entities have engaged third-party human resources agencies to make social insurance and housing fund contributions for some of our employees, and there is no assurance that such third-party agencies make such contributions in full in a timely manner, or at all. If the relevant PRC authorities challenge the adequacy as to the amount of our social insurance and housing fund contributions and determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Failure to register certain lease agreements may adversely affect our business, financial condition, results of operations, and prospects.

We lease premises in China in various locations. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. We have not registered any of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

We could be adversely affected by political tension between the United States and China.

International regulatory environment has historically been affected by competition among countries and geopolitical frictions. Changes to trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition and results of operations.

Recently, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 pandemic, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in

2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed an amendment to the HFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors investing in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The

PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to the ADSs and this Offering

An active trading market for our Class A Ordinary Shares or the ADSs may not develop and the trading price of the ADSs may fluctuate significantly.

We have applied for listing our ADSs on the Nasdaq Global Select Market. We have no current intention to seek a listing for our Class A ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our Class A ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based on several factors, and the trading price of the ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

Further, our directors, non-executive employees and customers have the opportunity to purchase up to 5% of the ADSs offered by this prospectus, at the initial public offering price, through a directed ADS program. To the extent any of our directors purchase ADSs in this offering, fewer ADSs may be actively traded in the public market because these individuals will be subject to a 180-day lock-up restriction, which would reduce the liquidity of the market for our ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flows;

•	regulatory developments affecting us, our customers, or our industry;

•	announcements of new products or service offerings and expansions by us or our competitors;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in financial estimates by securities analysts;

•

changes in end-user and customer demand as end-users increase and decrease their time online due to the imposition or easing of stay-at-home, travel and other government mandates or changes in end-user or customer demand for our products in response to the COVID-19 pandemic;

•	detrimental adverse publicity about us, our products or services or our industry;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our operating results. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, operating results and financial condition.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                 ADSs (equivalent to                  Class A ordinary shares) outstanding immediately after this offering, or                  ADSs (equivalent to                  Class A ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, our directors and executive officers, and all of our existing shareholders have agreed not to sell any ordinary shares or ADSs for [180] days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See the sections of this prospectus captioned “Underwriting” and “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our proposed dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to fifteen votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

Immediately prior to the completion of this offering, our three co-founders, Xiaohuang Huang, Hang Chen and Hao Zhu, will beneficially own all of our issued and outstanding Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, these Class B ordinary shares will constitute approximately             % of our total issued and outstanding share capital immediately after the completion of this offering assuming the underwriters do not exercise their over-allotment option, representing             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our operating results or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted a post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than to receive copies of the memorandum and articles of association and special resolutions, or to inspect copies of the register of mortgages and charges, of such companies). Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see the section of this prospectus captioned “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. All of our current operations are conducted in China and the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. For example, in China, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Related to the ADSs and this Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” Furthermore, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see the section of this prospectus captioned “Enforceability of Civil Liabilities.”

Our amended and restated articles of association to be in effect prior to the completion of this offering designate the federal district courts of the United States or the courts in Cayman Islands as the exclusive forum for certain litigation that may be initiated by the holders of our ordinary shares, ADSs or other securities, which could limit their ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated articles of association to be in effect prior to the completion of this offering include exclusive forum selection clauses. Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Our articles further provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with our articles or otherwise, including any questions regarding their existence, validity, formation or termination. The Cayman exclusive forum provision does not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Securities Exchange, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction. In addition, our amended and restated articles of association provide that any person or entity purchasing or otherwise acquiring any shares or other securities in us, or purchasing or otherwise acquiring ADSs issued pursuant to the deposit agreements is deemed to have notice of and consented to the Cayman Forum Provision and the Federal Forum Provision. Notwithstanding the above, holders of our ordinary shares, ADSs or other securities cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

We recognize that exclusive forum selection clauses in our amended and restated articles of association may impose additional litigation costs on holders of our ordinary shares, ADSs or other securities in pursuing their claims, particularly if the holders do not reside in or near the Cayman Islands or the United States. Additionally, the forum selection clauses in our amended and restated articles of association may limit the holders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit holders of our securities. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law and the California Supreme Court made a similar ruling under the California law, there is uncertainty as to whether other courts will enforce our exclusive forum selection clauses If our exclusive forum selection clauses are found to be unenforceable, we may incur additional costs associated with resolving such matters. The exclusive forum selection clauses may also impose additional litigation costs on holders of our securities who assert that the provisions are not enforceable or invalid.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A Ordinary Shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A Ordinary Shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have timely provided the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•	a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to distribute, subject to the terms of the deposit agreement, the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of distribution. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, or “for record date or processing purposes” in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders, including those who purchase our ADSs in a secondary transaction, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will, however, be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that for so long as a registrant qualifies as an emerging growth company it does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a result of becoming a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company prior to this offering. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we cease to be an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq Stock Market corporate governance standards.

As a Cayman Islands exempted company that will be listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market corporate governance rules. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance standards. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is generally treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash-equivalents are generally passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on our current and expected income, assets, activities, operations, and value of our assets, including goodwill, which is based, in part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. The determination as to whether we are a PFIC for any taxable year, however, is fact-intensive and will depend on, among other factors, the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Because we will hold a substantial amount of cash and cash-equivalents following this offering, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and the cash. If our market capitalization declines significantly while we continue to hold a substantial amount of cash and cash-equivalents for any taxable year, we could be a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. The determination as to whether we are a PFIC for any taxable year must also be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our expectations regarding our PFIC status for any taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer owns our ADSs or ordinary shares, the U.S. taxpayer will generally be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our ability to effectively manage our growth;

•	the market acceptance of our cloud-native software solutions and the overall growth of the market for software solution to the design, decoration and construction value chain;

•	our ability to maintain and grow our customer base, keep our customers engaged through our products and services, and expand our business;

•	our ability to improve and enhance the functions, performance, reliability, design, security, and scalability of our software solutions to suit our customers’ evolving needs;

•	our ability to conduct marketing activities in a cost-effective manner;

•	our ability to expand our operations outside the PRC;

•	our ability to continue innovating and keep pace with technological developments;

•	our ability to develop new products, new solutions and introduce new technologies;

•	our ability to expand into new verticals other than interior design, decoration and construction;

•	our ability to operate in a competitive market and to compete successfully against our existing and future competitors;

•	future acquisitions, joint ventures, or investments;

•	our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our global operations;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the effects of COVID-19 or other public health crises;

•	the increased expenses associated with being a public company;

•	the future trading prices of our ADSs; and

•	our anticipated use of the net proceeds from this offering.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward- looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in

“Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified this data. Further, while we believe that our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million (or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the midpoint of the price range shown on the front page of this prospectus.

A US$1.00 increase or decrease in the assumed initial public offering price of US$             per ADS would increase or decrease, as applicable, the net proceeds to us from this offering by US$             million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of              million in the number of ADSs we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by US$             million, assuming the assumed initial public offering price of US$             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our ADSs and facilitate our future access to the public capital markets. We intend to use the net proceeds from this offering for the following purposes:

•	approximately US$ million for business expansion to interior design, decoration and construction for commercial and industrial spaces;

•	approximately US$ million for implementing our international expansion strategy;

•	approximately US$ million for enhancing our research and product development capabilities and investing in technology;

•	approximately US$ million for investing in sales, marketing and branding;

•

the balance for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. Currently, we do not have any plans, commitments or understandings to acquire complementary businesses, assets and technologies.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific acquisition or investments at this time, we may use a portion of the net proceeds for these purposes. We expect a substantial portion of the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries and VIE in the PRC and the laws and regulations on the conversion from U.S. dollars into Renminbi.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending any use described above, we intend to invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of our profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends, which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (i) re-designation of 412,359,751 ordinary shares beneficially owned by our three co-founders, Xiaohuang Huang, Hang Chen and Haozhu, into 412,359,751 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all the remaining ordinary shares into 19,659,560 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our outstanding convertible redeemable 751,343,688 preferred shares into Class A ordinary shares on one-for one basis immediately prior to the completion of this offering, (iv) the issuance of 40,212,720 Class B ordinary shares to our co-founders and 97,390,073 Class A ordinary shares to our employees assuming the exercise of the options granted to them upon the completion of this offering with the service condition satisfied as of March 31, 2021, and (v) the recording of unrecognized share-based compensation expense of RMB104.2 million (US$15.9 million) for share options exercisable upon the consummation of this offering as if the IPO performance condition for these share options had been achieved as of March 31, 2021.

•

on a pro forma as adjusted basis to reflect (i) re-designation of 412,359,751 ordinary shares beneficially owned by our three co-founders, Xiaohuang Huang, Hang Chen and Haozhu, into 412,359,751 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all the remaining ordinary shares into 19,659,560 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our outstanding convertible redeemable 751,343,688 preferred shares into Class A ordinary shares on one-for one basis immediately prior to the completion of this offering, (iv) the issuance of 40,212,720 Class B ordinary shares to our co-founders and 97,390,073 Class A ordinary shares to our employees assuming the exercise of the options granted to them upon the completion of this offering with the service condition satisfied as of March 31, 2021, (v) the recording of unrecognized share-based compensation expense of RMB104.2 million (US$15.9 million) for share options exercisable upon the consummation of this offering as if the IPO performance condition for these share options had been achieved as of March 31, 2021, and (vi) the sale of                 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

With each round of financing, the co-founders entered into a Restricted Share Agreement with the Company and investors such that a portion of their ordinary shares of the Company (“Restricted Shares”) became restricted or continued to be restricted and will be released according to a vesting schedule with the co-founders continuous employment or otherwise subject to our repurchase right. The Restricted Shares have been reflected retrospectively similar to a reverse stock split and presented in the balance sheet and statement of shareholders’ deficit as a reduction of the numbers of outstanding ordinary shares. Accordingly, as of March 31, 2021, a total of 20,427,529 Class B ordinary shares underlying such unvested Restricted Shares were not outstanding on an actual, pro forma or pro forma as adjusted basis from an accounting perspective.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.000025 par value, 171,063,840 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	26,059	3,977	—	—
Series B convertible redeemable preferred shares (US$0.000025 par value, 202,975,732 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	102,587	15,658	—	—
Series C convertible redeemable preferred shares (US$0.000025 par value, 57,581,200 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	87,305	13,325	—	—
Series D convertible redeemable preferred shares (US$0.000025 par value, 178,037,002 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	545,998	83,336	—	—
Series D+ convertible redeemable preferred shares (US$0.000025 par value, 63,295,289 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	296,382	45,237	—	—
Series E convertible redeemable preferred shares (US$0.000025 par value, nil and 78,390,625 shares authorized, issued and outstanding; and none outstanding on a pro-forma basis)	587,920	89,734	—	—
Total mezzanine equity	1,646,251	251,267	—	—
Shareholders’ (deficit) equity:
Ordinary shares (US$0.000025 par value, 3,248,656,312 shares authorized, 452,446,840 shares issued, 432,019,311 shares outstanding on an actual basis; 868,393,321 Class A ordinary shares and 452,572,471 Class B ordinary shares outstanding on a pro-forma basis)	74	11	220	34
Additional paid-in capital	—	—	1,766,874	269,677
Accumulated other comprehensive income	14,563	2,223	14,563	2,223
Accumulated deficit	(1,356,893)	(207,102)	(1,461,059)	(223,001)
Total shareholders’ (deficit) equity	(1,342,256)	(204,868)	320,598	48,933
Total capitalization	816,009	124,549	832,612	127,083

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total deficit/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of total deficit and total capitalization by US$                 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of March 31, 2021 was a deficit of approximately US$                . Net tangible book value represents the amount of total consolidated tangible assets, minus the amount of total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable 751,343,688 preferred shares into Class A ordinary shares on one-for one basis, (ii) the issuance of 40,212,720 Class B ordinary shares to our co-founders and 97,390,073 Class A ordinary shares to our employees assuming the exercise of the options granted to them upon the completion of this offering with the service condition satisfied as of March 31, 2021, and (iii) the recording of unrecognized share-based compensation expense of RMB104.2 million (US$15.9 million) for share options exercisable upon the consummation of this offering as if the IPO performance condition for these share options had been achieved as of March 31, 2021.

Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such pro forma net tangible book value per ordinary share after March 31, 2021, other than to give effect to our issuance and sale of                ADSs in this offering at an assumed initial public offering price of US$                per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value per ordinary share as of March 31, 2021 would have been US$                per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$                per ADS. This represents an immediate increase in net tangible book value of US$                per ordinary share, or US$                per ADS, to existing shareholders (including preferred shareholders) and an immediate dilution in net tangible book value of US$                per ordinary share, or US$                per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price per ordinary share	US$
Pro forma net tangible book value per ordinary share as of March 31, 2021	US$
Pro forma as adjusted net tangible book value per ordinary share following this offering as of March 31, 2021	US$
Increase in net tangible book value per share attributable to new investors
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$                per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$                million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                per ordinary share and US$                per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                per ordinary share and US$                per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between our shareholders as of March 31, 2021 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$                per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total				100%

A US$1.00 change in the assumed public offering price of US$                per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$                , US$                , US$                and US$                , respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are                ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$                per ordinary share, and there were                ordinary shares available for future issuance upon exercise of future grants under our equity incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	tax neutrality;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to those of the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Certain of our directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgement, a final and conclusive judgement in personam obtained in federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature, a fine or a penalty or similar fiscal or revenue obligations) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of the natural justice of Cayman Islands; (c) such judgment was not obtained by fraud; (d) such judgment was not obtained in a manner, and is not of a kind the enforcement of which, is contrary to natural justice or the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the

Cayman Islands.. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Commerce & Finance Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments as the date of this prospectus. Commerce & Finance Law Offices has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

In November 2011, we commenced operations through Hangzhou QunHe Information Technology Co., Ltd., a company incorporated in the PRC.

In July 2013, we incorporated Manycore Tech Inc. (then known as Exacloud Limited) under the laws of the Cayman Islands as our offshore holding company. In August 2013, we incorporated Exacloud (Hong Kong) Limited as a wholly owned subsidiary of Manycore Tech Inc. in Hong Kong.

In November 2013, we incorporated Hangzhou Yunjiazhuang Network Technology Co., Ltd., or Hangzhou Yunjiazhuang, as a wholly owned subsidiary of Exacloud (Hong Kong) Limited in the PRC.

Hangzhou Yunjiazhuang entered into a series of contractual arrangements, as amended and restated, with Hangzhou QunHe Information Technology Co., Ltd., or Hangzhou QunHe, which enable us to obtain control over Hangzhou QunHe to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of Hangzhou QunHe. We treat it as our consolidated affiliated entity under U.S. GAAP and have consolidated the financial results of this entity in our consolidated financial statements in accordance with U.S. GAAP. We refer to Hangzhou Yunjiazhuang as our wholly foreign owned entity, or WFOE, and to Hangzhou QunHe and its subsidiaries as our variable interest entities, or our VIE, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

In May 2019, we incorporated Coohom Inc., a California corporation, as a wholly owned subsidiary of Exacloud (Hong Kong) Limited, to operate Coohom’s business in the United States, Europe and other regions. In October 2019, we incorporated Coohom (Hong Kong) Limited, or Coohom Hong Kong, in Hong Kong as a wholly owned subsidiary of Exacloud (Hong Kong) Limited, to operate Coohom’s business in Asia.

In February 2020, we acquired Modelo to expand our offering coverage to DAM capabilities. As a result of the acquisition, Modelo Inc., a Delaware corporation, became a wholly owned subsidiary of Exacloud (Hong Kong) Limited, and Shanghai Modai Network Technology Co., Ltd., or Shanghai Modai, a PRC company became a wholly owned subsidiary of Hangzhou QunHe. In July 2020, we incorporated Guangdong Kujiale Network Technology Co., Ltd. or Guangdong Kujiale, as a wholly owned subsidiary of Hangzhou Yunjiazhuang in the PRC.

In January 2021, we acquired Hangzhou Meijian Technology Co., Ltd., or Hangzhou Meijian, a PRC company, to further increase our 2D design capabilities. After the acquisition, Hangzhou Meijian became a wholly owned subsidiary of Hangzhou QunHe.

Corporate Structure

The following diagram illustrates our corporate structure upon the completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs, including our significant subsidiaries, our VIE and other entities.

Note:

(1)

Shareholders of Hangzhou QunHe are Mr. Xiaohuang Huang, Mr. Hang Chen and Mr. Hao Zhu, holding 50.0%, 39.2%, and 10.8%, respectively, of the equity interest in Hangzhou QunHe. Mr. Xiaohuang Huang is our co-founder and chairman of the Board. Mr. Hang Chen is our co-founder, Director and chief executive officer. Mr. Hao Zhu is our co-founder, Director and chief technology officer.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiary, Hangzhou Yunjiazhuang, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIE, Hangzhou QunHe and its subsidiaries, based on a series of contractual arrangements, which enable us to (i) exercise effective control over our VIE, (ii) receive all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIE and consolidate the operating results the VIE and its subsidiaries in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements by and among our WFOE, our VIE and the VIE’s shareholders.

Power of Attorney

Each of the VIE’s shareholders, Mr. Xiaohuang Huang, Mr. Hang Chen and Mr. Hao Zhu, issued a power of attorney on April 21, 2021, irrevocably appointing our WFOE as his sole and exclusive attorney-in-fact to exercise, on his behalf, all of his shareholders’ rights with respect to the VIE, including, but not limited to, the right to participate in shareholders’ meetings, the right to vote, the right to dispose of all or part of the shareholder’s equity interest in the VIE and the right to elect, designate and appoint the senior management in the VIE. Each power of attorney will remain effective so long as the shareholder remains as the VIE’s shareholder.

Equity Pledge Agreement

All the VIE’s shareholders entered into an amended and restated equity pledge agreement with the WFOE and the VIE on April 21, 2021. Under the equity pledge agreement, each shareholder has pledged his equity interests in the VIE to the WFOE to secure the performance of the obligations under the exclusive technology development, consultation and technical service agreement. Each shareholder has further agreed not to transfer or pledge his equity interest in the VIE without the prior written consent of the WFOE. The equity pledge agreement will remain binding until the service fees stated in the exclusive technology development, consultation and technical service agreement are fully paid and the VIE fully discharges its responsibilities under such agreement. As of the date of this prospectus, we were in the process of registering the equity pledges under the equity pledge agreement with competent PRC regulatory authority.

Exclusive Purchase Option Agreement

The WFOE, the VIE and the VIE’s shareholders have entered into an amended and restated exclusive purchase option agreement dated April 21, 2021. Under this agreement, each VIE’s shareholder has granted the WFOE or its designee an option to purchase their equity interests in the VIE at a price equal to the lower of RMB100 and the minimum amount of consideration permitted by PRC law. Each VIE’s shareholder has also granted the WFOE or its designee an option to purchase all or a portion of the assets of the VIE at a price equal to the lower of RMB100 and the minimum amount of consideration permitted by PRC law. In addition, each VIE’s shareholder has also undertaken not to supplement, modify the VIE’s articles of association, increase or decrease its registered capital, change its registered capital structure in other ways, transfer or mortgage any equity interests in or otherwise dispose of any assets or businesses of the VIE without the prior written confirmation from the WFOE or our company. This agreement has a term of ten years, which may be extended for another ten years upon the WFOE’s unilateral written confirmation prior to the expiry.

Spousal Commitment Letters

The spouses of individual shareholders of the VIE have each signed a spousal commitment letter. Under the spousal commitment letter, the signing spouse has unconditionally and irrevocably agreed that the equity interest in the VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned equity pledge agreement, exclusive purchase option agreements and the power of attorneys. In addition, the spouse has confirmed that she will not assert in the future any right, over the equity interests in the VIE held by her spouse. The spouse has further agreed that in the event she obtains any equity interest in the VIE held by her spouse for any reason, she will be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

Exclusive Technology Development, Consultation and Technical Service Agreement

Under the exclusive technology development, consultation and technical service agreement dated December 13, 2013, which was amended and supplemented on August 22, 2014 and December 29, 2016, the VIE

has agreed to exclusively purchase a series of services from the WFOE, including, without limitation, research and development services, software license, technical support for business operation, maintenance and troubleshooting services for network equipment, technical consultancy services, training services, customer management and after-sales services. The VIE has agreed to pay, on a quarterly basis, service fees equal to 100% of its revenues for the quarter deducting costs in the same period as agreed by both parties, and pay service fees for certain services as required by the VIE from time to time. Any adjustment of the service fees is subject to board approval of the WFOE and our company. This agreement has a term of ten years, which may be extended for another ten years upon the WFOE’s unilateral written confirmation prior to the expiry. The VIE has no right of terminate this agreement without the WFOE’s written consent while the WFOE may unilaterally terminate this agreement through a prior written notice.

Intellectual Property Transfer Agreement

Pursuant to an intellectual property transfer agreement dated August 12, 2019 by and between the WFOE and the VIE, upon receiving the board resolution of our company or the written resolution of the supermajority preferred holders of our company approving the transfer of the intellectual property rights set forth in this agreement, the VIE shall transfer the subject intellectual rights and interests related to or derived from the subject intellectual property rights to the WFOE with a total consideration of RMB1,000. This agreement has a term of ten years, which may be extended for another ten years upon the WFOE’s unilateral written confirmation prior to the expiry.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•

the ownership structures of the WFOE and the VIE, both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect;

•

the agreements among the WFOE, the VIE and the VIE’s shareholders, governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and the applicable PRC laws, rules, and regulations currently in effect, and both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2021 and selected consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues	282,295	353,418	54,164	75,675	100,889	15,399
Cost of revenues	(88,002)	(114,669)	(17,574)	(22,057)	(33,943)	(5,181)

Gross profit	194,293	238,749	36,590	53,618	66,946	10,218

Operating expenses:
Research and development expenses	(191,768)	(270,714)	(41,489)	(54,054)	(98,897)	(15,095)
Sales and marketing expenses	(197,339)	(219,136)	(33,584)	(39,765)	(70,882)	(10,819)
General and administrative expenses(1)	(84,478)	(67,377)	(10,326)	(13,241)	(18,165)	(2,773)

Total operating expenses	(473,585)	(557,227)	(85,399)	(107,060)	(187,944)	(28,687)
Other operating income, net	5,455	9,003	1,380	2,807	1,381	211

Loss from operations	(273,837)	(309,475)	(47,429)	(50,635)	(119,617)	(18,258)
Interest income	11,296	9,058	1,388	1,931	2,656	405
Foreign exchange (losses)/gains	(883)	586	90	(75)	(36)	(5)
Investment income	2,867	3,222	494	33	22	3

Loss before income tax expenses	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

Income tax expenses	—	—	—	—	—	—

Net Loss	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Accretion to convertible redeemable preferred shares redemption value	(88,386)	(133,409)	(20,446)	(28,293)	(45,315)	(6,916)
Deemed dividend to convertible redeemable preferred shareholders	(61,769)	—	—	—	—	—

Net loss attributable to ordinary shareholders	(410,712)	(430,018)	(65,903)	(77,039)	(162,290)	(24,771)

Net loss	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	2,242	(18,716)	(2,868)	2,432	2,456	375

Total comprehensive loss	(258,315)	(315,325)	(48,325)	(46,314)	(114,519)	(17,480)

Net loss per share attributable to ordinary shareholders
—Basic and diluted:	(1.08)	(1.02)	(0.16)	(0.19)	(0.38)	(0.06)
Weighted average number of ordinary shares
—Basic and diluted:	380,699,517	419,988,526	419,988,526	411,142,826	429,976,558	429,976,558

Note:

(1)

General and administrative expenses included share-based compensation of RMB38.5 million, RMB11.5 million (US$1.8 million), RMB3.7 million and RMB1.7 million (US$0.3 million) in 2019 and 2020 and the three months ended March 31, 2020 and 2021, respectively, which resulted from the vesting of restricted shares of our co-founders.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of March 31,
	2019	2020		2021
	Actual	Actual		Actual
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	503,093	846,459	129,726	674,377	102,930
Restricted cash	1,467	1,242	190	530	81
Short-term investments	16,546	4,989	765	1,864	285
Time deposits	—	28,128	4,311	28,328	4,324
Property and equipment, net	35,890	42,105	6,453	43,624	6,658

Total assets	582,389	959,590	147,064	816,009	124,549

Current liabilities:
Deferred revenue	217,525	270,863	41,512	279,885	42,719
Total current liabilities	316,710	424,567	65,069	403,416	61,574

Non-current liabilities:
Deferred revenue	98,231	116,663	17,879	107,191	16,361
Total non-current liabilities	100,291	118,226	18,119	108,598	16,576

Total liabilities	417,001	542,793	83,188	512,014	78,150

Total mezzanine equity	912,318	1,600,936	245,354	1,646,251	251,267

Shareholders’ deficit:
Ordinary shares (US$0.000025 par value, 3,327,046,937, 3,248,656,312 and 3,248,656,312 shares authorized; 452,446,840 shares issued, 407,052,332, 428,614,723 and 432,019,311 shares outstanding as of December 31, 2019, December 31, 2020 and March 31, 2021, respectively)	74	74	11	74	11
Additional paid-in capital	—	—	—	—	—
Accumulated other comprehensive income	30,823	12,107	1,855	14,563	2,223
Accumulated deficit	(777,827)	(1,196,320)	(183,344)	(1,356,893)	(207,102)
Total shareholders’ deficit	(746,930)	(1,184,139)	(181,478)	(1,342,256)	(204,868)

Total liabilities, mezzanine equity and shareholders’ deficit	582,389	959,590	147,064	816,009	124,549

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(89,350)	(132,473)	(20,302)	(88,534)	(147,993)	(22,587)
Net cash provided by/(used in) investing activities	(39,783)	(58,337)	(8,941)	196	(27,318)	(4,170)
Net cash provided by financing activities	163,184	555,209	85,090	—	—	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,071	(21,258)	(3,258)	2,380	2,517	384
Net increase/(decrease) in cash, cash equivalents and restricted cash	39,122	343,141	52,589	(85,958)	(172,794)	(26,373)
Cash, cash equivalents and restricted cash at the beginning of period	465,438	504,560	77,327	504,560	847,701	129,384

Cash, cash equivalents and restricted cash at the end of period	504,560	847,701	129,916	418,602	674,907	103,011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Manycore is a fast-growing, disruptive design software platform. Being cloud-native, mobile-friendly and smart, our platform pioneers the interior design, decoration and construction industry for residential, commercial and industrial spaces. We integrate and deliver computer-aided design and building information modeling capabilities on a SaaS model, empowering businesses to deliver superior user experience and achieve operational excellence. With our mission-critical offerings and end-to-end coverage, we have become the central hub of an ecosystem connecting millions of designers, enterprises and end customers.

We are the world’s largest platform for 3D interior design, decoration and construction by the number of average monthly active users, or MAUs, in the first quarter of 2021, according to iResearch. We had approximately 1.5 million average MAUs in the first quarter of 2021, consisting mainly of designers and enterprise users. We make free version of our products available to everyone, providing low-friction entry points and building a thriving, large user base. Every day, our platform executes millions of renderings and processes billions of API calls on cloud. From March 2021 to May 2021, our platform executed an average of 2.1 million renderings on a daily basis and processed an average of over 7.7 billion API calls per day in May 2021 alone. As our users increase their usage of our products, many of them choose to upgrade to paid and higher-tiered subscriptions and become our customers. As of March 31, 2021, we had 20,806 enterprise customers across different industry verticals, representing a 69% year-over-year growth. These enterprise customers contributed substantially all of our revenues. In addition, we also served over 240,000 and 89,000 paying individual customers during the year ended December 31, 2020 and during the first quarter of 2021, respectively, which we believe reflects our growing popularity among designers. We are the largest interior design, decoration and construction software provider in China, as measured by gross billings in 2020, taking approximately 10.3% market share, according to iResearch.

Technology and innovation are at the core of our business. We are a frontrunner in transforming design experiences with cloud-based solutions, providing users with the long-desired speed and convenience that legacy software could not offer. Empowered by our proprietary hybrid cloud infrastructure and extensive AI capabilities, we deliver high-quality results to users with enhanced efficiency. Our users can access the works they create across devices and seamlessly share them through numerous social media channels anytime, anywhere.

We operate a pure play SaaS model with strong customer land-and-expand. We have adopted a freemium go-to-market model for most of our products, offering free version to capture the mindshare of designers and end customers. We also offer paid, subscription-based premium versions to enrich the experience of our enterprise customers and professional designers. We relentlessly focus on customer success support to help customers achieve their own business success. We have high visibility in our revenue as we generate substantially all of our revenue on a subscription basis with a strong track record in renewal and upsell. As of December 31, 2020, our net revenue retention rate for key accounts and advanced customers reached 130% and 95%, respectively, and our deferred revenue amounted to RMB387.5 million (US$59.4 million).

We have experienced strong growth in recent years. Our revenues grew by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020 despite the impact of COVID-19 and increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021. Our gross margins were 69%, 68% and 66% in 2019, 2020 and the three months ended March 31, 2021, respectively. We had a net loss of RMB260.6 million, RMB296.6 million (US$45.5 million) and RMB117.0 million (US$17.9 million) in 2019, 2020 and the three months ended March 31, 2021, respectively. Our gross billings increased by 16% from RMB366.0 million in 2019 to RMB425.2 million (US$65.2 million) in 2020, and increased by 72% from RMB58.5 million in the three months ended March 31, 2020 to RMB100.4 million (US$15.3 million) in the three months ended March 31, 2021. Gross billings is a non-GAAP measure and for a description of how we calculate gross billings, see “—Non-GAAP Financial Measures.”

Key Milestones

Key Operating Metrics

We adopt a growth strategy with a focus on increasing the lifetime value of our enterprise customers, particularly our advanced customers and key accounts, while expanding our market share. To evaluate our implementation of such strategy and assess our business performance, we regularly review a number of key operating metrics that are presented in the following table as of the dates indicated:

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Enterprise customers(1):
Number	8,712	9,781	10,905	11,624	12,311	14,669	16,755	18,592	20,806
ARR(2) (RMB in millions)	246	272	289	302	312	332	358	387	416
Advanced customers(3):
Number	3,679	4,007	4,237	4,382	4,381	4,589	4,749	4,847	5,084
ARR(2) (RMB in millions)	215	240	255	267	277	290	312	337	361
NRR rate(4) (%)	82	84	83	86	89	89	93	95	97
Key accounts(5):
Number	185	205	221	231	238	242	254	260	267
ARR(2) (RMB in millions)	50	63	69	75	85	90	105	126	136
NRR rate(4) (%)	109	119	112	115	125	114	127	130	125

Notes:

(1)

“Enterprise customers” as of a given date refer to entities that were subscribers to our paid versions on such date. Each enterprise customer may have more than one registered account. Different affiliated customer entities that subscribe to our products and solutions are deemed as one enterprise customer for purposes of this calculation.

(2)

“ARR” or “annual recurring revenue” with respect to one customer refers to the annualized value of the revenue from the subscription of our products and solutions by such customer as of a given date. ARR from more than one customer equals the sum of the ARR from each of such customers.

(3)	“Advanced customers” refer to enterprise customers who subscribe to at least five registered accounts.
(4)

“NRR rate” or “net revenue retention rate” as of a given date, or the benchmark date, is a percentage calculated by using (i) the total ARR from a group of customers on the date 12 months prior to the benchmark date as the denominator, and (ii) the ARR from the same group of customers on the benchmark date as the numerator.

(5)	“Key accounts” refer to advanced customers whose ARR reached RMB200,000.

In 2019, 2020 and the three months ended March 31, 2021, our enterprise customers contributed substantially all of our subscription revenue. In particular, our advanced customers contributed RMB218.6 million, RMB270.5 million (US$41.5 million) and RMB76.6 million (US$11.7 million) of our subscription revenue, respectively, accounting for 82%, 81% and 79%, respectively, of our total subscription revenue in the same periods. Among our advanced customers, our key accounts contributed RMB56.6 million, RMB85.2 million (US$13.1 million) and RMB28.9 million (US$4.4 million) of our total subscription revenue in 2019, 2020 and the three months ended March 31, 2021, respectively, accounting for 21%, 25% and 30%, respectively, of our total subscription revenue in the same periods.

We assess our performance in terms of customer retention using a metric that we refer to as net revenue retention rate, or NRR rate. We believe that the NRR rate provides meaningful insight into revenue contribution from our existing customers over periods, indicating our ability to drive their lifetime value on our platform. Customer churns, whether resulting from business closures, discontinuation of subscription or otherwise, could adversely impact the NRR rate. Also, the NRR rate is affected by customers’ purchase cycles, which could fluctuate from time to time within a year, as well as a number of other factors including but not limited to introductions of new features, promotional activities, and the variable timing and amount of customer purchases. As a result, the NRR rate as of the last day of each quarter is an inherently volatile metric. The calculation of these key metrics and other measures disclosed elsewhere in this prospectus may differ from other similarly titled metrics used by other companies, securities analysts or investors.

As we are adopting a freemium model, we have served a large number of individual users, some of which also subscribe to our paid versions. Subscription revenue from individual customers was RMB20.2 million, RMB27.1 million (US$4.1 million) and RMB7.8 million (US$1.2 million) in 2019, 2020 and the three months ended March 31, 2021, respectively, and accounted for approximately 8% of our total subscription revenue for each period. Although the revenue contributions from individual customers were insignificant, we believe the total number of individual customers reflects the popularity of our products and solutions among designers. The following table sets forth the number of individual customers we served for the periods presented:

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Paying individual customers:
Number	49,703	70,191	71,073	76,919	59,560	120,965	99,503	81,811	89,007

Because of the short-term nature of subscriptions by our individual customers, which typically range from 30 to 180 days, the quarterly number of individual customers is an inherently volatile metric. The number of our individual customers decreased substantially in the first quarter of 2020 due to the reduced business activities caused by the measures to combat COVID-19. As the restrictions eased and business activities gradually resumed in China, we saw a significant bounce-back in the number of individual customers in the second quarter of 2020 and additional fluctuations in the second half of 2020 as a result of customer subscription patterns.

Key Factors Affecting Our Performance

Our business and results of operations are affected by the overall economic conditions in China and globally, especially the development of the interior DDC industry, as well as factors unique to our company:

Trends in economic conditions and development of the interior DDC in China and globally

The demand for our products and solutions is driven by a number of external factors affecting the interior DDC industry in China and other geographies in which we operate. These factors include, among other things:

•	China’s and global economic growth;

•	demand and supply for real properties;

•	the progress of digitalization and cloud adoption of interior DDC industry;

•	business growth and spending strategies of the interior DDC industry participants amid digital transformation;

•	adoption of design software solutions in the interior DDC industry; and

•	governmental policies, initiatives and incentives affecting the interior DDC industry.

Our ability to acquire new customers

We have a history of successfully growing our customer base. We have adopted a freemium go-to-market strategy to capture mindshare of designers, who wield significant influence on businesses’ selection of software solutions. So far, the strategy has been proven effective. The number of our average MAUs increased from 1.2 million for the fourth quarter of 2019 to 1.5 million for the fourth quarter of 2020 and from 1.1 million for the first quarter of 2020 to 1.5 million for the first quarter of 2021, representing 23% and 24% year-over-year growth rate for the respective period. The number of our enterprise customers increased from 11,624 as of December 31, 2019 to 18,592 as of December 31, 2020 and from 12,311 as of March 31, 2020 to 20,806 as of March 31, 2021, reflecting year-over-year growth rate of 60% and 69% respectively. The effective conversion of non-paying users to revenue-generating customers is important to the growth of our revenue. We intend to keep focusing on engaging our prospective customers mainly through our direct sales team to boost the conversion.

Our revenue growth is also driven by our ability to move up the market and grow the adoption of our products among enterprise customers, who typically have the potential to subscribe for higher contract value. We assess our performance in this area by tracking the growth of our key accounts. The number of our key accounts increased from 231 as of December 31, 2019 to 260 as of December 31, 2020, and our ARR from key accounts grew by 67% from RMB75 million as of December 31, 2019 to RMB126 million (US$19.3 million) as of December 31, 2020. The number of our key accounts increased from 238 as of March 31, 2020 to 267 as of March 31, 2021, and our ARR from key accounts grew by 60% from RMB85.4 million as of March 31, 2020 to RMB136.5 million (US$20.8 million) as of March 31, 2021. We have a dedicated team with combined responsibilities of providing customers success support to key accounts, on the one hand, and promoting sales and marketing, on the other. We intend to continue the efforts in growing our key accounts.

The growth of our revenue also depends on our ability to expand coverage from the residential interior DDC sector to new verticals such as interior DDC for commercial space and industrial areas. We plan to tap into these new verticals by expanding first into design services for commercial and industrial spaces and providing vertical-tailored solutions that are built around design. To this end, we intend to continue building our sales and marketing team and work with channel partners to reach customers inside and outside China.

Our ability to improve customer retention and expand customer lifetime value

We are committed to providing superior product capabilities and best-in-class customer success support to foster strong customer loyalty. We believe that our ability to retain and grow subscription from our existing customers strengthens the stability and predictability of our revenue and is reflective of the value we deliver to our existing customers.

We assess our performance in this regard using a metric that we refer to as net revenue retention rate, or NRR rate. We calculate the NRR rate at a point in time, or the benchmark date, as a percentage using the total ARR from a group of customers on the date 12 months prior to the benchmark date as the denominator, and the total ARR from the same group of customers on the benchmark date as the numerator. Customer churns, whether resulting from business closures, discontinuation of subscription or otherwise, could adversely impact the NRR rate. We believe that the NRR rate provides meaningful insight into revenue contribution from our existing customers over periods, indicating our ability to drive their lifetime value on our platform. As of December 31, 2019 and 2020, our NRR rate for all advanced customers was 86% and 95%, respectively, and for key accounts was 115% and 130%, respectively.

Our ability to maintain and improve the NRR rate depends on our ability to retain existing customers, and more importantly, our ability to successfully upsell our products and solutions to customers. To this end, we intend to continue building our customer success support network to enhance customer satisfaction and lifetime value.

Our ability to enhance technology and product development capabilities

To capitalize on the enormous market opportunities from the evolving interior DDC industry, we believe it is critical to continually promote innovation, master state-of-the-art technology and enhance product functioning. We intend to continue to invest in our research and development capabilities and develop more innovative product features to maintain our strong reputation among the designer community. We have been and will continue upgrading and optimizing our products to address our customers’ evolving business needs. We will also relentlessly enhance our product capabilities by developing industry-specific solutions that satisfy evolving business needs and complex working environments and invest in expanding our product offerings that cater to use cases for customers from new verticals such as the interior DDC for commercial and industrial spaces. Leveraging our cloud-native software infrastructure, we will continue to make our products mobile friendly, easily accessible and scalable. The foregoing endeavors may result in the increase of our research and development expenses.

Our ability to manage operating expenses and improve operational efficiency

We primarily sell subscriptions to our products through direct sales team targeting prospective enterprise customers. Prudently managing our customer acquisition costs is important to our overall profitability. As we continue to grow our business scale, we expect the sales and marketing expenses to decrease as a proportion of revenues.

In addition, our success to date is largely attributable to our ability to integrate the use of technologies into business operations. We have been leveraging our technology capabilities to increase the automation level of our operations and optimize efficiency in various aspects. As our business grows, we expect to benefit from economies of scale and achieve additional cost savings.

International expansion

We aim to replicate our success in China globally. In 2018, we launched Coohom, the international version of Kujiale, mainly targeting the U.S., European, South Korean, Japanese and Southeast Asian markets. Our international business has witnessed rapid growth in recent years. The revenues from our international customers increased by approximately 14 times from RMB1.0 million in 2019 to RMB14.0 million (US$2.1 million) in 2020. While growing fast, our international business still contributes a small portion of our total revenue. In 2019, 2020 and the three months ended March 31, 2021, revenues from customers in markets outside China accounted for approximately 0.3%, 4.0% and 8.5% of our total revenues, respectively. We see substantial growth opportunities on the international markets and will continue to expand our international go-to-market efforts in the near future. As we roll out our software solutions to more markets internationally, our global sales efforts and launch of additional private computing clusters in destination countries will add additional complexity and cost to our business. With better unit pricing and relatively stable cost in the international business, we expect international expansion will gradually improve our overall profit margin.

Strategic investment and acquisitions

We have made, and intend to continue to make, strategic acquisitions to solidify our current market presence and expand into new verticals. We intend to selectively pursue strategic alliances and investments to further enhance our product offerings and strengthen our competitiveness.

Impacts of COVID-19

Since 2020, the COVID-19 pandemic has had material and adverse economic and social impacts around the world. Governments worldwide have imposed widespread lockdowns, closure of work places and restrictions on mobility and travel to contain the spread of the virus. During the lockdowns in 2020, we had to temporarily close certain of our office facilities, restrict employee travel, switch to online virtual meetings or even cancel meetings with customers or prospective customers, all of which have temporarily restrained our operating activities, including our sales efforts. Although our operations, sales and marketing activities and customer success support had been affected to the extent physical meetings were required or preferred, the cloud-native nature of our platform and operations helped reduce the impact of COVID-19 on us in general.

To date, the global COVID-19 pandemic continues to rapidly evolve, and we have been monitoring the COVID-19 situation closely. The impact of the COVID-19 on our business and operations has been immaterial so far. However, the ultimate impact of the COVID-19 pandemic is highly uncertain, and will depend on certain developments, including the duration and spread of the pandemic and its impact on our daily business operation and other third parties with whom we do business, as well as its impact on regulatory authorities and our key management personnel. Other than our employees outside China who are currently working remotely, we are generally conducting business as usual, with necessary or advisable modifications to employee travel. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by government authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business.

Despite any adverse impact of COVID-19 on the economy in general, we have observed an increased demand for cloud-based software solutions that have been vital in facilitating the shift to remote working throughout the pandemic. Our revenues grew by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020, and by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021. We expect such trend to persist post-pandemic as the cloud transformation continues in the long run, and we believe that we are well positioned to capture this growth opportunity. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and financial condition remains uncertain.

Components of Our Results of Operations

Revenues

We generate revenues from (i) customers’ subscription to our software products and solutions, and (ii) provision of professional and other services. The following table sets forth our total revenues for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
Subscription revenue	266,453	334,472	51,260	71,723	96,572	14,740
Professional services and other revenue	15,842	18,946	2,904	3,952	4,317	659

Total revenues	282,295	353,418	54,164	75,675	100,889	15,399

Subscription revenue

We generate subscription revenue principally through the sale of subscription for the use of our software products and solutions. In 2019, 2020 and the three months ended March 31, 2021, over 90% of our subscription revenue was contributed by enterprise customers. We offer subscription plans at various price points and recognize revenues over a service period that generally ranges from one to three years based on the terms of our subscription contracts. We typically bill our customers and collect the subscription fees at the beginning of our services and recognize revenue over the service period. As a result, we record deferred revenue, and a portion of the revenues we report in each period is attributable to the recognition of deferred revenue related to subscription that we entered into during previous periods. As of March 31, 2021, we had RMB387.1 million (US$59.1 million) deferred revenue.

Professional services and other revenue

We generate professional services and other revenue from sale of professional services which primarily consist of modeling services, design services and project implementation services.

Cost of Revenues

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	(88,002)	(31)	(114,669)	(17,574)	(32)	(22,057)	(29)	(33,943)	(5,181)	(34)

Cost of revenues consists of cost of subscription revenues and cost of professional services and other revenues. Cost of subscription revenues consists primarily of (i) expenses incurred in connection with the set-up, operation and maintenance of our IT infrastructure, such as depreciation expenses of servers and other hardware equipment, internet data center lease expenses and third-party cloud infrastructure expenses, and (ii) personnel-related costs associated with the customer care and support services. Cost of professional services and other revenue consists primarily of personnel-related costs and third-party procurement costs in connection with the provision of such services.

Operating Expenses

Operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	(191,768)	(68)	(270,714)	(41,489)	(77)	(54,054)	(71)	(98,897)	(15,095)	(98)
Sales and marketing expenses	(197,339)	(70)	(219,136)	(33,584)	(62)	(39,765)	(53)	(70,882)	(10,819)	(70)
General and administrative expenses	(84,478)	(30)	(67,377)	(10,326)	(19)	(13,241)	(17)	(18,165)	(2,773)	(18)

Total operating expenses	(473,585)	(168)	(557,227)	(85,399)	(158)	(107,060)	(141)	(187,944)	(28,687)	(186)

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits and bonuses. We expect our research and development expenses to increase in absolute amount as we continue to develop new technologies, products and solutions.

Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) expenses for online and offline marketing activities to raise our brand recognition and promote our products, and (ii) personnel-related expenses associated with our sales and marketing staff, including salaries, benefits and bonuses. We expect our sales and marketing expenses to increase in absolute amount as we continue to grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time along with the continued increase in revenue contribution from existing customers.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses and share-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, depreciation expenses for hardware and software dedicated for use by our general and administrative functions, and other corporate expenses. Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to public companies, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute amount as our business grows but will decrease as a percentage of our revenues over time.

Other Operating Income

Other operating income consists primarily of government subsidies and tax benefit.

Others

Other items primarily consist of interest income, the effect of exchange rates on our foreign currency-denominated assets, and investment income.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP financial measures, namely gross billings and non-GAAP adjusted net loss, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plans.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because it is used by our management to evaluate operating performance and formulate business plans. We believe that these non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of expenses that affect our operations and does not represent the residual cash flow available for discretionary expenditures. Further, our non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling our non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Gross Billings

We define gross billings for a specific period as the total amount billed by us and paid by customers for our products and services in such period exclusive of value-added tax. The table below sets forth a reconciliation of gross billings to deferred revenue, its most directly comparable GAAP measure, for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Deferred revenue, beginning of period	232,049	315,756	48,392	315,756	387,526	59,148
Gross billings	366,002	425,188	65,163	58,460	100,438	15,330
Subscription revenue recognized	(266,453)	(334,472)	(51,260)	(71,723)	(96,572)	(14,740)
Professional services and other revenues recognized	(15,842)	(18,946)	(2,904)	(3,952)	(4,317)	(659)

Deferred revenue, end of period	315,756	387,526	59,391	298,541	387,075	59,079

Non-GAAP Adjusted Net Loss

We define non-GAAP adjusted net loss as net loss excluding share-based compensation expenses, which resulted from the vesting of restricted shares of the co-founders. The table below sets forth a reconciliation of non-GAAP adjusted net loss to net income, its most directly comparable GAAP measure, for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Loss	(260,557)	(296,609)	(45,457)	(48,746)	(116,975)	(17,855)

Add:
Share-based compensation	38,467	11,525	1,766	3,692	1,717	262

Adjusted net loss (non-GAAP)	(222,090)	(285,084)	(43,691)	(45,054)	(115,258)	(17,593)

Results of Operations

The following table summarizes our consolidated results of operations for the periods presented in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selected Consolidated Statements of Comprehensive Loss
Revenues:
Subscription revenues	266,453	94	334,472	51,260	95	71,723	95	96,572	14,740	96
Professional services and other revenues	15,842	6	18,946	2,904	5	3,952	5	4,317	659	4

Total revenues	282,295	100	353,418	54,164	100	75,675	100	100,889	15,399	100

Cost of revenues	(88,002)	(31)	(114,669)	(17,574)	(32)	(22,057)	(29)	(33,943)	(5,181)	(34)

Gross profit	194,293	69	238,749	36,590	68	53,618	71	66,946	10,281	66

Operating expenses:
Research and development expenses	(191,768)	(68)	(270,714)	(41,489)	(77)	(54,054)	(71)	(98,897)	(15,095)	(98)
Sales and marketing expenses	(197,339)	(70)	(219,136)	(33,584)	(62)	(39,765)	(53)	(70,882)	(10,819)	(70)
General and administrative expenses(1)	(84,478)	(30)	(67,377)	(10,326)	(19)	(13,241)	(17)	(18,165)	(2,773)	(18)

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total operating expenses	(473,585)	(168)	(557,227)	(85,399)	(158)	(107,060)	(141)	(187,944)	(28,687)	(186)

Other operating income, net	5,455	2	9,003	1,380	3	2,807	4	1,381	211	1
Loss from operations	(273,837)	(97)	(309,475)	(47,429)	(87)	(50,635)	(66)	(119,617)	(18,258)	(119)

Interest income	11,296	4	9,058	1,388	3	1,931	3	2,656	405	3
Foreign exchange (losses)/gains	(883)	—	586	90	—	(75)	—	(36)	(5)	—
Investment income	2,867	1	3,222	494	1	33	—	22	3	—

Loss before income tax expenses	(260,557)	(92)	(296,609)	(45,457)	(83)	(48,746)	(63)	(116,975)	(17,855)	(116)

Income tax expenses	—	—	—	—	—	—	—	—	—	—

Net Loss	(260,557)	(92)	(296,609)	(45,457)	(83)	(48,746)	(63)	(116,975)	(17,855)	(116)

Note:

(1)

Each of our co-founders Messrs. Xiaohuang Huang, Hang Chen and Hao Zhu has entered into a restricted shares agreement with us and our preferred shareholders, pursuant to which a certain number of ordinary shares held by them became restricted shares subject to vesting on a monthly basis over an agreed period. At the end of the vesting periods, all such shares will have vested and will no longer constitute restricted shares. In the event that a co-founder voluntarily and unilaterally terminates his employment or service contract with us, or his employment or service relationship is terminated by us for cause as specified in the applicable agreement, we will have the right to repurchase all of the co-founder’s restricted shares that have not then vested at a price per share equal to the par value of such restricted shares.

For accounting purposes, these restricted shares have been reflected retrospectively similar to a reverse stock split, with a grant of such restricted shares on the date when the restriction was imposed at their then fair value. The grant is recognized as share-based compensation expenses over the vesting periods. In 2019 and 2020, we recorded RMB38.5 million and RMB11.5 million (US$1.8 million) in share-based compensation expenses, respectively. In the three months ended March 31, 2020 and 2021, we recorded RMB3.7 million and RMB1.7 million (US$0.3 million) in share-based compensation expenses, respectively.

Comparison of Three Months Ended March 31, 2020 and 2021

Revenues

Our revenues increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021.

Subscription revenue

Our subscription revenue increased by 35% from RMB71.7 million in the three months ended March 31, 2020 to RMB96.6 million (US$14.7 million) in the three months ended March 31, 2021, primarily driven by increases in both the number of enterprise customers and revenue contribution of our key accounts. The number of our enterprise customers increased by 69% from 12,311 as of March 31, 2020 to 20,806 as of March 31, 2021. Revenue from key accounts represented the fastest growing section of our subscription revenue during the period, increasing by 64% from RMB17.6 million in the three months ended March 31, 2020 to RMB28.9 million (US$4.4 million) in the three months ended March 31, 2021. Revenue from other enterprise customers also increased during the period, with the revenue from advanced customers (which include key accounts) increased by 27% and revenue from the rest of enterprise customers increased by 54%. Existing enterprise customers who were also our customers as of March 31, 2020 contributed RMB70.1 million (US$11.0 million) in subscription revenue for the three months ended March 31, 2021, representing 73% of our subscription revenue during this period, and enterprise customers acquired in the period from April 1, 2020 to March 31, 2021 contributed RMB18.7 million (US$2.9 million) in subscription revenue in the three months ended March 31, 2021, representing 91% of our subscription revenue increase from enterprise customers during this period.

Professional services and other revenue

Our professional services and other revenue increased by 8% from RMB4.0 million in the three months ended March 31, 2020 to RMB4.3 million (US$0.7 million) in the three months ended March 31, 2021, primarily attributable to services to increased number of customers.

Cost of Revenues

Our cost of revenues increased by 53% from RMB22.1 million in the three months ended March 31, 2020 to RMB33.9 million (US$5.2 million) in the three months ended March 31, 2021, primarily due to an increase of RMB4.8 million (US$0.7 million) in expenses incurred in connection with our IT infrastructure, including increased depreciation expenses of servers and hardware equipment, an increase of RMB3.6 million (US$0.5 million) in personnel-related costs and an increase of RMB1.9 million (US$0.3 million) in expenses incurred in connection with third-party procurement costs.

Gross profit

As a result of the foregoing, our gross profit increased by 25% from RMB53.6 million in the three months ended March 31, 2020 to RMB66.9 million (US$10.2 million) in the three months ended March 31, 2021.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 83% from RMB54.1 million in the three months ended March 31, 2020 to RMB98.9 million (US$15.1 million) in the three months ended March 31, 2021, primarily due to an increase in personnel-related expenses by 83% from RMB50.3 million in the three months ended March 31, 2020 to RMB92.0 million (US$14.0 million) in the three months ended March 31, 2021 resulting from the addition of 419 headcounts to our research and development team from March 31, 2020 to March 31, 2021.

Sale and marketing expenses

Our sales and marketing expenses increased by 78% from RMB39.8 million in the three months ended March 31, 2020 to RMB70.9 million (US$10.8 million) in the three months ended March 31, 2021, primarily due to an increase in personnel-related expenses by 76% from RMB30.6 million in the three months ended March 31, 2020 to RMB53.8 million (US$8.2 million) in the three months ended March 31, 2021 resulting from a larger sales and marketing team as we continued increase our sales and marketing efforts.

General and administrative expenses

Our general and administrative expenses increased by 38% from RMB13.2 million in the three months ended March 31, 2020 to RMB18.2 million (US$2.8 million) in the three months ended March 31, 2021,

primarily due to an increase of in personnel-related expenses by 80% from RMB6.4 million in the three months ended March 31, 2020 to RMB11.5 million (US$1.8 million) in the three months ended March 31, 2021 resulting from increases in the number of our general and administrative staff, which was partially offset by a decrease of RMB2.0 million (US$0.3 million) in the share-based compensation expenses in connection with the vesting of restricted shares held by our co-founders.

Other Operating Income

Other operating income decreased by 100% from RMB2.8 million in the three months ended March 31, 2020 to RMB1.4 million (US$0.2 million) in the three months ended March 31, 2021, primarily attributable to more tax benefit and government subsidies received in the three months ended March 31, 2020.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB50.6 million and RMB119.6 million (US$18.3 million) in the three months ended March 31, 2020 and 2021, respectively.

Others

Other income and loss primarily included an interest income of RMB2.7 million (US$0.4 million) in the three months ended March 31, 2021, compared to RMB1.9 million in the three months ended March 31, 2020, both in connection with our cash in banks and time deposits.

Income Tax Expenses

We recorded income tax expenses of RMB0 and RMB0 in the three months ended March 31, 2020 and 2021 due to our loss from operations across these periods.

Net Loss

As a result of the foregoing, we had a net loss of RMB48.7 million and RMB117.0 million (US$17.9 million) in the first three months of 2020 and 2021, respectively.

Comparison of Years Ended December 31, 2019 and 2020

Revenues

Our revenues increased by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020.

Subscription revenue

Our subscription revenue increased by 26% from RMB266.5 million in 2019 to RMB334.5 million (US$51.3 million) in 2020, primarily driven by increases in both the number of enterprise customers and revenue contribution of our key accounts. The number of enterprise customers increased by 60% from 11,624 as of December 31, 2019 to 18,592 as of December 31, 2020. Revenue from key accounts represented the fastest growing section of our subscription revenue during the period, increasing by 50.5% from RMB56.6 million in 2019 to RMB85.2 million (US$13.1 million) in 2020. Revenue from other enterprise customers also increased during the period, with the revenue from advanced customers (which include key accounts) increased by 24% and revenue from the rest of enterprise customers increased by 34%. New customers contributed RMB39.4 million in subscription revenue, representing 65% of our subscription revenue increase from enterprise customers during the period.

Professional services and other revenue

Our professional services and other revenue increased by 20% from RMB15.8 million in 2019 to RMB18.9 million (US$2.9 million) in 2020, primarily attributable to services to increased number of customers.

Cost of Revenues

Our cost of revenues increased by 30% from RMB88.0 million in 2019 to RMB114.7 million (US$17.6 million) in 2020, primarily due to an increase of RMB15.5 million (US$2.4 million) in expenses incurred in connection with our IT infrastructure, including increased depreciation expenses of servers and hardware equipment, an increase of RMB7.0 million (US$1.1 million) in expenses incurred in connection with third-party procurement costs, and an increase of RMB4.5 million (US$0.7 million) in personnel-related costs associated with the customer care and support services.

Gross profit

As a result of the foregoing, our gross profit increased by 23% from RMB194.3 million in 2019 to RMB238.7 million (US$36.6 million) in 2020.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 41% from RMB191.8 million in 2019 to RMB270.7 million (US$41.5 million) in 2020, primarily due to an increase in personnel-related expenses by 43% from RMB174.3 million in 2019 to RMB249.7 million (US$38.3 million) in 2020 resulting from the addition of 179 headcounts to our research and development team in 2020.

Sales and marketing expenses

Our sales and marketing expenses increased by 11% from RMB 197.3 million in 2019 to RMB 219.1 million (US$ 33.6 million) in 2020, primarily due to an increase of in personnel-related expenses by 28% from RMB119.6 million in 2019 to RMB153.6 million (US$23.5 million) in 2020 resulting from a larger sales and marketing team as we continued increase our sales and marketing efforts. This effect was partially offset by a 29% decrease in marketing and promotion expenses from RMB34.2 million in 2019 to RMB24.2 million (US$3.7 million) in 2020, which was due to decreased level of offline marketing activities as a result of the impact of COVID-19.

General and administrative expenses

Our general and administrative expenses decreased by 20% from RMB84.5 million in 2019 to RMB67.4 million (US$10.3 million) in 2020, primarily due to a decrease of RMB27.0 million (US$4.1 million) in the share-based compensation expenses in connection with the vesting of restricted shares held by our co-founders, which was partially offset by an increase of in personnel-related expenses by 36% from RMB26.3 million in 2019 to RMB35.7 million (US$5.5 million) in 2020 resulting from increases in the number of our general and administrative staff.

Other Operating Income

Other operating income increased by 65% from RMB5.5 million in 2019 to RMB9.0 million (US$1.4 million) in 2020, primarily attributable to additional tax benefit and government subsidies received in 2020.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB273.8 million and RMB309.5 million (US$47.4 million) in 2019 and 2020, respectively.

Others

We recorded (i) an interest income of RMB9.1 million (US$1.4 million) in 2020, compared to RMB11.3 million in 2019, both in connection with our time deposits; (ii) a foreign exchange gain of RMB0.6 million (US$0.1 million) in 2020, compared to a foreign exchange loss of RMB0.9 million in 2019; and (iii) an investment income of RMB3.2 million (US$0.5 million) in 2020, compared to RMB2.9 million in 2019, primarily in connection with the realized gain from the settlements of our foreign exchange forward contracts and short-term investments.

Income Tax Expenses

We recorded income tax expenses of RMB0 and RMB0 in 2019 and 2020 due to our loss from operations across these periods.

Net Loss

As a result of the foregoing, we had a net loss of RMB260.6 million and RMB296.6 million (US$45.5 million) in 2019 and 2020, respectively.

Seasonality

Historically, we have received a relatively lower volume of subscriptions from new and existing customers in the first quarter of each year. We believe that it results from the reduced number of transactions during the Chinese New Year holiday. As this is a factor affecting the overall business activities in China, we expect this seasonality to continue in the future.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the nine fiscal quarters ended on the dates indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31	Mar. 31,
	2019				2020				2021
	(in RMB thousands)
Revenues:
Subscription revenues	56,089	64,798	70,688	74,878	71,723	81,938	87,230	93,581	96,572
Professional services and other revenues	3,042	3,992	3,345	5,463	3,952	5,234	3,708	6,052	4,317

Total revenues	59,131	68,790	74,033	80,341	75,675	87,172	90,938	99,633	100,889

Cost of revenues	(19,484)	(21,526)	(22,618)	(24,374)	(22,057)	(26,891)	(29,979)	(35,742)	(33,943)

Gross profit	39,647	47,264	51,415	55,967	53,618	60,281	60,959	63,891	66,946

	For the Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31	Mar. 31,
	2019				2020				2021
	(in RMB thousands)
Operating expenses:
Research and development expenses	(41,119)	(43,750)	(50,108)	(56,791)	(54,054)	(58,138)	(73,688)	(84,834)	(98,897)
Sales and marketing expenses	(43,044)	(48,712)	(52,222)	(53,361)	(39,765)	(49,841)	(59,687)	(69,843)	(70,882)
General and administrative expenses	(23,206)	(23,868)	(22,055)	(15,349)	(13,241)	(15,530)	(17,956)	(20,650)	(18,165)
Total operating expenses	(107,369)	(116,330)	(124,385)	(125,501)	(107,060)	(123,509)	(151,331)	(175,327)	(187,944)

Other operating income	3,500	1,035	591	329	2,807	1,406	303	4,487	1,381
Loss from operations	(64,222)	(68,031)	(72,379)	(69,205)	(50,635)	(61,822)	(90,069)	(106,949)	(119,617)

Interest income	2,075	2,496	3,052	3,673	1,931	2,609	1,932	2,586	2,656
Foreign exchange gains/(losses)	(798)	(8)	(3)	(74)	(75)	(9)	250	420	(36)
Investment income/(expense)	19	69	139	2,640	33	(71)	100	3,160	22

Loss before income tax expenses	(62,926)	(65,474)	(69,191)	(62,966)	(48,746)	(59,293)	(87,787)	(100,783)	(116,975)

Income tax expenses	—	—	—	—	—	—	—	—	—

Net Loss	(62,926)	(65,474)	(69,191)	(62,966)	(48,746)	(59,293)	(87,787)	(100,783)	(116,975)

Notwithstanding the fluctuations of our quarterly results of operations, we have achieved revenue growth in the nine quarters ended March 31, 2021. Our quarterly revenue was primarily generated from customers’ subscription to our software products and solutions, and provision of professional and other services. Our revenues are generally lower during the Chinese New Year holiday season, which is in our first fiscal quarter ending March 31. The decrease of RMB4.7 million in our revenues for the three months ended March 31, 2020, as compared to the revenues for the three months ended December 31, 2019, was primarily due to the outbreak of COVID-19.

Our total operating expenses generally increased during these periods due to the increases in the research and development expenses, sales and marketing expenses and general and administrative expenses along with the growth of our business. In line with our overall business expansion, our quarterly operating expenses generally increased in absolute amounts over time, except for the decrease in the first quarter of 2020 as a result of the decreased level of offline marketing activities because of the impact of COVID-19. The significant increase of our operating expenses in the third and fourth quarter of 2020 was primarily due to the increase in headcounts of our research and development team in 2020.

We had incurred net loss during the period from January 1, 2019 to March 31, 2021. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be applicable to, or be indicative of, our future operating results.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity have been private placements of preferred shares. As of March 31, 2021, we had RMB674.4 million (US$102.9 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash in banks and deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of March 31, 2021, we had (i) RMB0.5 million (US$81 thousand) in restricted cash, which primarily represents cash deposited with banks as collateral for corporate credit card charges and amounts set aside for immaterial legal disputes which were subsequently released upon settlement; and (ii) RMB1.9 million (US$0.3 million) in short-term investments, which primarily consist of investments in wealth management products issued by banks with a variable interest rate indexed to the performance of underlying assets.

Our total current liabilities were RMB403.4 million (US$61.6 million) as of March 31, 2021, which primarily included RMB279.9 million (US$42.7 million) in deferred revenue and RMB96.1 million (US$14.7 million) in salary and welfare payable.

We believe that our existing cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including fees associated with various services, such as research and development services, software license, technical support for business operation, maintenance and troubleshooting services, technical consultancy services, training services, customer management and after-sales services, pursuant to its contracts with our variable interest entity into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contribution to our PRC subsidiary. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our WFOE and our VIE, or to make additional capital contributions to our WFOE.”

Cash Flows

The following table shows a summary of our cash flows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(89,350)	(132,473)	(20,302)	(88,534)	147,993	22,587
Net cash provided by/(used in) investing activities	(39,783)	(58,337)	(8,941)	196	(27,318)	(4,170)
Net cash provided by financing activities	163,184	555,209	85,090	—	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,071	(21,258)	(3,258)	2,380	2,517	384
Net increase/(decrease) in cash, cash equivalents and restricted cash	39,122	343,141	52,589	(85,958)	(172,794)	(26,373)
Cash, cash equivalents and restricted cash at the beginning of period	465,438	504,560	77,327	504,560	847,701	129,384

Cash, cash equivalents and restricted cash at the end of period	504,560	847,701	129,916	418,602	674,907	103,011

Operating Activities

Net cash used in operating activities was RMB148.0 million (US$22.6 million) in the three months ended March 31, 2021. The difference between our net cash used in operating activities and our net loss of RMB117.0 million (US$17.9 million) resulted mainly from depreciation expenses of property and equipment of RMB6.8 million (US$1.0 million), amortization of intangible assets of RMB2.4 million (US$0.4 million) and the recognition of share-based compensation expenses of RMB1.7 million (US$0.3 million). Depreciation of property and equipment was primarily attributable to our investment in servers and other hardware equipment. The amortization of intangible assets was primarily due to our acquisition of Meijian. The share-based compensation expenses resulted from the vesting of restricted shares of our co-founders.

Net cash used in operating activities was RMB132.5 million (US$20.3 million) in 2020. The difference between our net cash used in operating activities and our net loss of RMB296.6 million (US$45.5 million) resulted mainly from an increase in deferred revenue of RMB71.8 million (US$11.0 million), an increase in salary and welfare payable of RMB41.4 million (US$6.3 million), depreciation expenses of property and equipment of RMB24.8 million (US$3.8 million) and the recognition of share-based compensation expenses of RMB11.5 million (US$1.8 million). The increase in deferred revenue was primarily attributable to the growth of the sale of the subscription to our products and solutions. The increase in salary and welfare payable was primarily due to an increase in the number of employees in 2020. Depreciation of property and equipment was primarily attributable to our investment in servers and other hardware equipment. The share-based compensation expenses resulted from the vesting of restricted shares of our co-founders.

Net cash used in operating activities was RMB89.4 million in 2019. The difference between our net cash used in operating activities and our net loss of RMB260.6 million resulted mainly from an increase in deferred revenue of RMB83.7 million, an increase in salary and welfare payable of RMB25.8 million, share-based compensation expenses of RMB38.5 million, and depreciation of property and equipment of RMB19.6 million. The increase in deferred revenue was primarily attributable to the growth of the sale of the subscription to our products and solutions. The increase in salary and welfare payable was primarily due to an increase in the number of employees in 2019. The share-based compensation expenses were associated with the vesting of our co-founders’ restricted shares according to a preset vesting schedule. Depreciation of property and equipment was primarily attributable to our investment in servers and other hardware equipment.

Investing Activities

Net cash used in investing activities in the three months ended March 31, 2021 was RMB27.3 million (US$4.2 million), which was attributable to an increase of RMB18.7 million (US$2.9 million) in payment business acquisitions and RMB7.8 million (US$1.2 million) in purchase of property and equipment, partially offset by proceeds of RMB3.1 million (US$0.5 million) from the maturities of short-term investments and time deposits.

Net cash used in investing activities in 2020 was RMB58.3 million (US$8.9 million), which was attributable to an increase of RMB30.8 million (US$4.7 million) in purchase of property and equipment and RMB28.1 million (US$4.3 million) in purchase of short-term investments and time deposits, partially offset by proceeds of RMB11.9 million (US$1.8 million) from the maturities of short-term investments.

Net cash used in investing activities in 2019 was RMB39.8 million, which was attributable to an increase of RMB23.1 million in purchase of property and equipment and RMB10.9 million in purchase of short-term investments and time deposits.

Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2021 was RMB0.

Net cash provided by financing activities in 2020 was RMB555.2 million (US$85.1 million), which was attributable to proceeds from issuance of series E convertible redeemable preferred shares, net of issuance costs.

Net cash provided by financing activities in 2019 was RMB163.2 million, which was attributable to proceeds of RMB247.4 million from issuance of series D+ convertible redeemable preferred shares, net of issuance costs, partially offset by RMB77.0 million in payment for repurchase of preferred shares.

Capital Expenditure

Our capital expenditures are incurred primarily in connection with purchases of property and equipment as well as intangible assets. In 2020, our capital expenditures totaled RMB45.1 million (US$6.9 million), including RMB31.2 million (US$4.8 million) in expenditure for purchases of property and equipment and RMB13.9 million (US$2.1 million) in expenditure for purchases of intangible assets. In January 2021, we acquired 100% ownership of Meijian, a cloud-based SaaS software platform specializing in 2D interior designs with a total cash consideration of RMB18.7 million, net of cash acquired. In the three months ended March 31, 2021, our capital expenditures also included RMB8.3 million (US$1.3 million) in expenditure for purchases of property and equipment. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities and net proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations and Commitments

The following is our contractual obligations and commitments as of March 31, 2021:

	As of December 31,
	Total	2021	2022	2023	2024	2025 and thereafter
	(in RMB thousands)
Operating Lease obligations	47,202	20,582	17,240	9,380	—	—

Operating lease obligations represent our contractual obligations under non-cancellable agreements for the rental and property management fees of office premises and for the lease of office equipment.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In the course of preparing and auditing our financial statements for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2019 and 2020. As defined in the Standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified related to our lack of competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Our management has not conducted an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

We plan to implement a number of measures to address the material weakness that has been identified including: (i) hiring additional qualified resources equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establish clear roles and responsibilities for accounting and financial reporting staff to address complex accounting issues and to prepare and review consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements, and (iv) enhance our financial closing and reporting policies and procedures, and business process level internal controls relevant to the complex accounting issues to ensure that they are properly accounted for in accordance with U.S. GAAP.

In 2021 to date, we have hired additional accounting and financial reporting staff and built a team to improve our internal control system. In addition, we are in the process of establishing an audit committee. We intend to implement those remedial measures by the end of 2022. We expect that we will incur remediation costs, including but not limited to professional service fee, recruitment fee, training fee and others, of no less than US$2 million.

We cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Manycore Tech Inc. is a holding company with no material operations of its own. We currently conduct our operations primarily through our subsidiaries in China, as well as our variable interest entity and its subsidiaries in China. As a result, the ability of Manycore Tech Inc. to pay dividends primarily depends upon dividends paid by its subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contribution to our PRC subsidiary. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our WFOE and our VIE, or to make additional capital contributions to our WFOE.”

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

United States

Our subsidiaries in California and Delaware of the United States are subject to U.S. federal corporate tax and California or Delaware corporate franchise tax, as the case may be, on their respective taxable income as reported in their statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21%, the California corporate franchise tax rate is 8.4% and the Delaware corporate franchise tax rate is 8.7%.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, variable interest entity and its subsidiaries are subject to corporate income tax on their taxable income in the PRC at a rate of 25%, except for our variable interest entity, which is qualified as a “high and new technology enterprise” and is eligible to enjoy a preferential income tax rate of 15% since November 2018 to the extent it has taxable income. To date, our variable interest entity has not enjoyed the aforementioned preferential tax treatments due to its loss position.

Dividends paid by our wholly owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for treaty benefit. If our Hong Kong subsidiary is qualified as a Hong Kong tax resident and satisfies all other requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, then dividends paid by our wholly foreign owned subsidiary in China will be subject to a reduced withholding tax rate of 5% instead. See “Risk Factors—Risks Relating to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to corporate income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office space may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange and interest rate risk.

Foreign Exchange Risk

Most of our expenses are denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We have entered into foreign exchange forward contracts with banks to reduce our exposure of significant changes in exchange rates between Renminbi and U.S. dollars. For more information on foreign exchange forward contracts, see Note 2(m) to our consolidated financial statements included elsewhere in this prospectus. Although we do not believe that we currently have any significant direct foreign exchange risk and the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering after deducting underwriting discounts and commissions and the estimated offering expenses payable by us if the underwriters do not exercise their option to purchase additional ADSs, based on the initial offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020 to a rate of RMB7.1775 to US$1.00, would result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020 to a rate of RMB5.8725 to US$1.00, would result in a decrease of RMB             million in our net proceeds from this offering.]

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents and short-term investments of RMB851.4 (US$130.5 million) as of December 31, 2020. We generally hold our cash in interest-bearing money market accounts. Due to the short-term maturities of our cash equivalents and short-term investments and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and short-term investments.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements included elsewhere in this prospectus. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation

Our consolidated financial statements include the financial statements of us, our subsidiaries, our VIE and the VIE’s subsidiaries for which we or our subsidiary is the primary beneficiary. All transactions and balances among us, our subsidiaries, our VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly: (i) control more than one half of the voting power; (ii) have the power to appoint or remove the majority of the members of the board of directors; (iii) cast a majority of votes at the meeting of the board of directors; or (iv) govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

We apply the guidance codified in Accounting Standard Codification 810, or ASC 810, Consolidations, which contains guidance of accounting for VIE. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

Revenue Recognition

We recognize revenue per ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We primarily derive our revenues from subscription services, which are usage-based fees earned from customers accessing our cloud-based design platform. The platform provides design functions and solution tools such as the rendering functionality which can generate panoramic viewings of a designed space, electrical and plumbing design tools, implementation tools that bridge design and production and digital asset management solutions. We also derive our revenues from professional services and other revenues which mainly includes modeling services, design services and project implementation services.

We have two major types of customers: (i) enterprise customers, comprised mostly of design and construction companies, and furniture manufacturers and retailers, and (ii) individual customers. Enterprise customers subscribe to SaaS services, professional services and other services through the revenue contracts that are generally non-cancellable and ranging from one to three years in length. The subscription fees are usually prepaid by customers in advance. In addition, we used to grant virtual currency (“Ku coin”) before July 2020 where the enterprise customers will receive Ku coins upon the signing of a contract. Ku coins can be redeemed for rendering functions. Individual customers subscribe to SaaS services through the revenue agreements that are generally non-cancellable and ranging from 30 to 180 days. The subscription fees are paid in advance upon the subscription.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Certain enterprise customers enter into a contract with bundled subscription services, professional services and Ku coins. We consider these services to be distinct performance obligations as each good or service is capable of being distinct and separately identifiable from other promises in the contract.

The total transaction price was allocated among these performance obligations based on a relative standalone selling price (“SSP”) basis.

The SSP is the price at which we would sell a promised product or service separately to a customer. We determine SSP for each distinct performance obligation by reference to its overall pricing objectives and observable prices of products or services sold or priced separately on the market. The SSP of subscription services, professional services and Ku coins is determined by reference to the fee of such services or coins that we sell separately. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

Subscription revenues

Subscription services include (i) subscription fees from customers accessing our design platform over a specified period of time and (ii) fees from customers when they purchase other add-on features, including design functions that are available on demand during the entire subscription period. Subscription services and fees paid for the add-on features are recognized as revenue over the usage period, which is generally the original contract term for subscription services and the remaining contract term of subscription services from the time of purchase for the add-on features. The revenue from Ku coins is recognized upon consumption for rendering services and is immaterial for the three months ended March 31, 2020 and 2021.

Besides the direct sale, to a lesser extent, we also engage external sale agents to sell our subscription services. We are the primary obligor responsible for providing the full service to the customers and recognize revenues on a gross basis over the contract term beginning on the date that the software access is made available to the customers.

We distribute points and vouchers to our users when they participate in various activities held in the platform from time to time and can be used to redeem for discounted or free rendering functions. The discount is reflected in the revenue recognized when the points or vouchers are redeemed.

Professional services and other revenues

The professional services contracts are billed on a fixed price basis and revenue is earned and recognized upon the service delivery and acceptance by the customers.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recorded as deferred revenues in our consolidated balance sheets. There is no significant financing component in the non-current portion of deferred revenue as it represents our general operating cycle and expected length of time between the payment and when we transfer the promised services is less than 12 months.

Remaining performance obligation represents contracted revenue that has not yet been recognized and equals to the deferred revenue as there is no unbilled amounts that will be recognized as revenue in future periods for us.

We elected the practical expedient under ASC 340-40-25-4. The incremental costs of obtaining a contract (e.g. the sales commission) are expensed when incurred since the amortization period of the asset is one year or less. Therefore, for the years ended December 31, 2019 and 2020, no incremental contract obtaining cost was capitalized as assets.

Convertible Redeemable Preferred Shares

We record all convertible redeemable preferred shares at their respective fair values on the dates of issuance, net of issuance costs. The Preferred Shares were classified as mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. For each reporting period, we recorded accretions on the Series E, D+, D, C, B and A preferred shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit.

Share-based Compensation and Valuation of our ordinary shares

We follow ASC 718 to determine whether a share award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The share-based compensation expenses have been categorized as either cost of revenues, research and development expenses, sales and marketing expenses or general and administrative expenses, depending on the job functions of the grantees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the initial public offering, using the graded vesting method. We recognize the effect of forfeitures in compensation costs when they occur.

With each round of financing, our co-founders entered into Restricted Share Agreement with us and investors such that a portion of their ordinary shares (“Restricted Shares”) became restricted or continued to be restricted and will be vested over their service periods. In the event the co-founder’s employment relationship with us or any affiliate of us terminates upon (i) the voluntary termination by the co-founder, or (ii) the termination by us for Cause, then we shall have the right to repurchase from the co-founder up to all of the Restricted Shares that have not vested or released at a price per Restricted Share equal to the par value. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the restricted shares to be recognized at the date that the restriction was added on at their then fair value and recognized as compensation expense in general and administrative expenses over the vesting periods using straight-line method in our consolidated statement of comprehensive loss.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award. Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the incremental compensation cost is recognized over the remaining requisite service period, if any. For the modification from improbable-to-improbable, no additional compensation cost on the modification date and until vesting of the award under the modified conditions becomes probable to recognize compensation cost equal to the fair value of the award at the modification date. For the modification from probable-to-improbable, no incremental fair value would be recognized unless and until vesting of the award under the modified conditions becomes probable. If the original vesting conditions are satisfied, compensation cost equal to the award’s original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. For the modification from probable-to-probable, the cumulative amount of compensation cost that should be recognized is the original grant-date fair value of the award plus any incremental fair value resulting from the modification. However, the original grant-date fair value represents the minimum or “floor” amount of compensation to be recognized if either the original or the modified conditions are satisfied.

The binomial option pricing model is used to determine the fair value of the share options. The fair values of share options granted during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 were estimated using the following assumptions:

	Year ended December 31,				Three Months Ended March 31,
	2019		2020		2021
Expected term(1)		10 years		10 years	10 years
Expected volatility(2)		41.47%-45.16%		49.13%-54.93%	54.30%
Exercise price	US$	0.000025-US$0.025	US$	0.000025-US$0.025	US$0.000025- US$0.025
Risk-free interest rate(3)		1.81%-2.52%		0.81%-1.09%	1.96%
Expected dividend yield(4)		—		—	—
Expected exercise multiple(5)		2.2x or 2.8x		2.2x or 2.8x	2.2x
Fair value of the underlying ordinary shares on the date of options grant (US$)	US$	0.2864-US$0.3594	US$	0.3933-US$0.9366	1.0598

Notes:

(1)	Expected term is the contract life of the options.
(2)

Expected volatility is estimated based on the average of historical volatilities of comparable companies that operate in the same or similar industry since we did not have a trading history for our shares sufficient to calculate our own historical volatility.

(3)	The risk-free interest rate is based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the option valuation date.
(4)	We have not declared or paid any cash dividends, and we do not anticipate any dividend payments in the foreseeable future.
(5)	Estimated expected exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when grantees would decide to voluntarily exercise their vested options.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants and restricted shares indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price	Fair Value of Option	Fair Value of Ordinary Shares	DLOM for Ordinary Shares	Valuation Method
Q1 2019	5,334,260	US$0.000025 -US$0.025	US$0.2642- US$0.2864	US$0.2864	25%	Market Approach—Comparable Company Method

Q2 2019	2,440,000	US$0.025	US$0.2981	US$0.3215	24%	Market Approach—Comparable Company Method

Q3 2019	14,260,000	US$0.025	US$0.3171- US$0.3172	US$0.3408	23%	Market Approach—Backsolve Method

Q4 2019	5,665,000	US$0.025	US$0.3357	US$0.3594	23%	Market Approach—Comparable Company Method

Q1 2020	7,658,315	US$0.000025 -US$0.025	US$0.3695- US$0.3933	US$0.3933	21%	Market Approach—Comparable Company Method

Q2 2020	6,522,750	US$0.025	US$0.6135	US$0.6377	20%	Market Approach—Comparable Company Method

Q3 2020	8,240,000	US$0.025	US$0.6617	US$0.6861	17%	Market Approach—Backsolve Method

Q4 2020	7,374,000	US$0.025	US$0.9120- US$0.9123	US$0.9366	17%	Market Approach—Comparable Company Method

January 2021	4,682,000	US$0.025	US$1.0360	US$1.0598	11%	Market Approach—Comparable Company Method

February 2021	1,994,706	US$0.000025 -US$0.025	US$1.0360 -US$1.0598	US$1.0598	11%	Market Approach—Comparable Company Method

March 2021	1,835,000	US$0.025	US$1.0360	US$1.0598	11%	Market Approach—Comparable Company Method

April 2021	2,620,000	US$0.025	US$1.3862	US$1.4100	8%	Market Approach—Comparable Company Method

May 2021	3,100,000	US$0.025	US$1.4495	US$1.4733	5%	Market Approach—Comparable Company Method

June 2021	1,590,000	US$0.025	US$1.7736	US$1.7975	—	Market Approach—Comparable Company Method

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time.

We exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares. These factors include:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible redeemable preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event or redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our equity value on marketable basis through the market approach, and then allocated the equity on marketable basis to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability weighted expected return method and the option pricing method. In our case, we considered the following different scenarios under this hybrid framework: (i) liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) IPO conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the IPO conversion scenario during the track record period in light of preparations for our initial public offering. After the allocation above, discount for lack of marketability for ordinary shares was applied to arrive at the fair value per share of ordinary shares on a non-marketable basis.

In determining the fair value of our equity value through the market approach for the valuation dates without external financing transactions, we applied the comparable company method based on a valuation multiple using the comparable companies’ equity value at each valuation date over their next 12 months revenues in order to determine our equity value. In determining the fair value of our equity value through the market approach for the valuation dates with issuances of Series D+ and Series E convertible and redeemable preferred shares, we applied the backsolve method to determine our equity value.

Fair value of our ordinary shares increased from US$0.2864 in March 2019 to US$0.9366 in December 2020, which was primarily due to:

•

We completed series D+ convertible and series E convertible preferred shares financing in August 2019 and September 2020, respectively, which provided us with additional capital for business expansion;

•	We have achieved strong growth of our business, as demonstrated by growth in the ARR and the NRR rate for our enterprise customers and total revenues;

•

The capital market continued to reward high growth software companies in expanding addressable markets with exposure to favorable industry trends such as SaaS. The trading multiples of comparable companies in SaaS industry has significantly increased since the outbreak of COVID-19 pandemic in 2020;

•

As we progressed towards this offering, we increased our estimated probability of a successful offering. As our preferred shares would be converted into ordinary shares upon the completion of this offering, the increase in the estimated probability of this offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares; and

•	As we approached IPO, we estimated the discount for lack of marketability decreased from 25% in March 2019 to 17% in December 2020.

Fair value of our ordinary shares increased from US$1.0598 in the first quarter of 2021 to US$1.4100 in April 2021, primarily attributable to the following factors:

•	Continued business growth. More specifically:

¡	Our revenues increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021.

¡	The number of our enterprise customers reached 20,806 as of March 31, 2021, representing a 69% increase from 12,311 as of March 31, 2020 and a 12% increase from 18,592 as of December 31, 2020.

¡	ARR for both advanced customers and key accounts continued to grow from RMB337 million and RMB126 million as of December 31, 2020 to RMB361 million and RMB136 million as of March 31, 2021.

•

Increased probability of a successful offering. Since the kicking-off of our preparation for this offering in the first quarter of 2021, we have increased our estimated probability of a successful offering.

Accordingly, the discount for lack of marketability reduced significantly from 11% in January 2021 to 8% in April 2021, in which month we made a confidential submission of the draft registration statement on Form F-1 relating to this offering. A successful initial public offering will also provide us with additional capital, enhance our ability to access capital markets to grow our business, and strengthen our brand recognition.

Fair value of our ordinary shares further increased from US$1.4100 in April 2021 to US$1.7975 in June 2021, primarily attributable to the following factors:

•

Strong growth momentum of our business and an updated business outlook. We continued to experience robust business growth in the second quarter of 2021, which, combined with the steady growth recorded in the first quarter of 2021 discussed above, led the management to expect strong growth results for the remainder of 2021. As we progressed towards this offering, we expect to have a strengthened balance sheet and enhanced market reputation worldwide following this offering that will further fuel the growth of our business.

•

Further reduced discount for lack of marketability. As we progressed towards this offering and made the public filing of the registration statement in June 2021, the discount for lack of marketability further reduced from 8% in April to zero in June 2021.

Recent Accounting Pronouncement

For detailed discussion on recent accounting pronouncements, see Note 2(ai) to our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b).

We will remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenues of US$1.07 billion or more, (2) the last day of the fiscal year in which the fifth anniversary of the completion of this initial public offering occurs, (3) the date on which we have issued more than US$1.0 billion in nonconvertible debt during the previous three years or (4) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the SEC, which generally is when we have more than US$700.0 million in market value of our stock held by non-affiliates as of the prior June 30th and we have been a public company for at least 12 months and have filed one annual report.

INDUSTRY

Overview of the Interior Design, Decoration and Construction Industry

The user demand for residential, commercial, and industrial spaces has continued to evolve, extending beyond functionality and usability to esthetics, quality and convenience. The increasingly sophisticated user demand has been heightening the standard for every element within the space where we live, entertain, and work, and accelerating technology transformation of the entire value chain of the architecture, engineering and construction industry, or the AEC industry.

According to iResearch, the AEC industry consists of two market segments, namely (i) the building industry which covers both the interior design, decoration and construction, or interior DDC, and architectural design and construction of residential, commercial and industrial buildings, and (ii) the civil engineering industry which covers the design and construction of roads, bridges, tunnels and other public infrastructures. Our software solutions primarily serve industry participants along the interior DDC value chain within the building industry. Leveraging our cutting-edge technology capabilities and versatile modular functionalities, we believe we are well positioned to expand the business scenarios we serve and capture significant market potential within the building industry and beyond in the broader AEC space in the future through a seamless and effective combination of our design and engineering capabilities and adjacent sector expertise.

According to iResearch, the gross turnover of the Chinese AEC industry is expected to grow from RMB30.2 trillion in 2020 to RMB41.6 trillion in 2025, representing a compound annual growth rate, or CAGR, of 6.6%. The gross turnover of the Chinese building industry is expected to grow at a CAGR of 5.4% from RMB22.3 trillion in 2020 to RMB28.9 trillion in 2025. Within this growing market, the gross turnover of the Chinese interior DDC industry is expected to grow from RMB4.9 trillion in 2020 to RMB7.1 trillion in 2025, representing a CAGR of 7.5%.

The Interior DDC Industry Value Chain, Key Business Scenarios and Stakeholders

The interior DDC value chain involves a variety of market participants in a complex array of business scenarios. Design, which is the intersection between customers and services providers, is essential for business success, driving the digitalization of the entire value chain. A wide range of use cases have sprung from the core design functionality, which can be found in fields such as design, manufacturing, marketing, and project management:

•	design supported by easily accessible design library of pre-built models;

•	parametric modeling and photorealistic renderings achieved through 3D design and high-speed rendering capabilities;

•	bill of materials and cost budgeting realized by BIM functionalities;

•	manufacturing workflow management for custom furniture manufacturers based on CAM integration capabilities;

•	digitalized marketing enabled by instant visualization of design ideas; and

•	multi-disciplinary project coordination and seamless collaboration empowered by DAM.

The below chart illustrates a typical unit/property buyer’s journey, and the key workstreams and participants before the unit/property is move-in ready.

Source: iResearch.

Today, designers and enterprise customers are craving software that mobilizes their design activities so that they can implement, review and share design ideas anytime at work or on the go via mobile devices. This paradigm shift to mobile-first experience, together with the advancement of cloud and 5G technologies and proliferation of design resources facilitated by social media sharing, have redefined design experiences and user expectations for software functionalities.

Against this backdrop, enterprises have been investing in digital tools and mobile capabilities that facilitate multidisciplinary workflows throughout the interior DDC lifecycle, and data integration from all mission-critical areas including design, project management, collaboration, marketing, DAM and manufacture implementation. Providers of vertical design and engineering software are well-positioned to provide end-to-end offerings which address broader business scenarios and thereby play a more critical role in promoting digitalization along the interior DDC value chain.

The below chart sets forth end-to-end software functionalities that are required by the key industry participants along the interior DDC value chain.

Source:	iResearch.

Our Opportunity

As technology has been profoundly transforming the AEC industry and driving data proliferation, the industry participants are increasingly adopting software solutions to improve operating efficiency and innovate on business cases. According to iResearch, the Chinese AEC software market, as measured by gross billings, is expected to grow from RMB14.7 billion in 2020 to RMB44.8 billion in 2025, representing a CAGR of 25.0%. The Chinese building software market, as measured by gross billings, is expected to grow from RMB11.9 billion in 2020 to RMB35.5 billion in 2025, representing a CAGR of 24.5%. Our primary target market is defined as the interior DDC software market which is a subsegment of the building software market. According to iResearch, the market size of the interior DDC software market is measured by total gross billings generated from software solutions that are applied in mission-critical business scenarios including design, DAM, sales and marketing, and manufacturing implementation undertaken by various industry participants along the interior DDC value chain. According to iResearch, the Chinese interior DDC software market, as measured by gross billings, is expected to grow from RMB3.9 billion in 2020 to RMB14.5 billion by 2025, representing a CAGR of 30.1%.

In addition to our strong presence in China, we seek to capture attractive market opportunities worldwide and have been actively expanding our global footprints, where we have achieved initial market success. To date, we have served enterprise customers from the United States, South Korea, Japan and Southeast Asia. According to iResearch, the market size of the worldwide interior DDC software market has reached US$13.3 billion in 2020, which is expected to grow to US$19.9 billion in 2025, representing a CAGR of 8.4%.

To date, we are well-established among designers and enterprise customers in China and globally. According to iResearch:

•	We are the world’s largest software platform for 3D interior DDC by the number of average MAUs in the first quarter of 2021.

•	In China, we are the largest interior DDC software provider, as measured by gross billings in 2020, with approximately 10.3% market share.

•

If we zoom into the business scenarios related to residential buildings, we have achieved a dominant market position to date with approximately 56.5% market share of the residential interior DDC cloud-based software market, which is approximately twice the size of the second market player as measured by gross billings in 2020.

The following chart sets forth the market size and growth of the Chinese interior DDC software market and its market segments. Driven by increase in disposable income and rising demand for bringing personal style into living spaces, the residential segment is growing at a faster pace than the commercial and industrial segment.

2018–2025 Chinese interior DDC software market size (RMB billion)

Source:	iResearch

Status of Cloud-Penetration in the Chinese Interior DDC Software Market

Users’ demand for real-time and immersive experiences, coupled with designers’ wide adoption of ease-of-use tools, have led to growing adoption of cloud-based software solutions alongside the interior DDC value chain in China. Cloud-based software providers in China play an important role in accelerating digitalization of the value chain participants, and have significant competitive edges over traditional on-premise incumbents in capturing potential paying customers’ mindshare and market share.

Cloud software solutions have the following competitive strengths compared with traditional on-premise software solutions:

•

They can be instantaneously deployed and easily applied, thus providing users with ubiquitous access across various PC and mobile devices, and enabling instantaneous sharing of design ideas on social media platforms in the form of VR walkthroughs or video clips.

•

They offer high-speed rendering and simulation empowered by scalable computing power realized using the cloud infrastructure. By diverting the workload from local devices to the cloud, they eliminate the need for expensive PCs required by legacy software without sacrificing the rich visualization details.

•

They are purpose-built to be more user-friendly and intuitive compared to legacy software, thereby eliminating the entry barriers and catch the mindshare of a large user base. Operating on cloud, such software solutions can be updated automatically by vendors, which eliminates the need to deploy a dedicated IT team to track when updates are needed and perform them manually. This saves valuable time and money for users and allows vendors to respond to changing market dynamics much more quickly than traditional on-premise incumbents.

•

They provide better solutions to data storage, organization, and sharing, utilizing cloud-based DAM systems which facilitate centralized management of digital assets and provide real-time access to data for internal and external stakeholders. They also provide integration features that enable sharing of digital assets across multiple systems and can add a layer of smart capabilities, such as AI-powered searching and analytics.

Benefiting from the various advantages, cloud-based software solutions are becoming increasingly popular in the Chinese market. According to iResearch, the cloud-based software penetration rate in China is expected to grow from 29.8% to 80.3%, with the market size, as measured by gross billings, growing from RMB1.2 billion in 2020 to RMB11.7 billion in 2025 at a CAGR of 58.5%. Cloud-based software will take over on-premise software to become mainstream for the Chinese interior DDC industry by 2025, according to iResearch.

2018–2025 Chinese interior DDC cloud-based software market size (RMB billion)

Note:
(1)	Cloud-based software penetration presents the portion of Chinese interior design, decoration software market that is cloud-based, as measured by gross billings.

We believe the following factors will drive growth of the interior DDC software market both in China and globally:

•	increasing trend for digital transformation and market penetration of cloud-based software in the interior DDC software market;

•	growing migration of users from on-premise software to cloud-native solutions, driven by a rising demand for intelligent and end-to-end solutions;

•	technology-driven innovative business scenarios; and

•	continued expansion of the design, decoration, and construction end markets.

Key Players in Interior DDC Software Market

Software vendors serving the Chinese interior DDC market can be generally classified as follows:

•	cloud-native, pure-play 3D CAD software providers, such as Kujiale;

•	international on-premise 3D CAD software providers, such as Autodesk, and Trimble; and

•	domestic interior DDC industry incumbents that also provide 3D design service, such as HomekooHK and Sanweijia.

Leading players have built significant entry barriers that prevent potential entrants. Key entry barriers include:

•	designer mindshare and user habits;

•	technological know-how;

•	sector expertise and deep understanding of business cases;

•	high customer stickiness and switching costs; and

•	expansion of design work libraries/ accumulation of user-generated content.

Our Pathway to Expand Our Market Opportunity

Our core design and engineering competencies and sector know-how can be applied into other adjacent verticals such as architectural design and construction within the building industry as well as civil and infrastructure engineering within the broader AEC industry. We believe we are able to enhance our penetration in the AEC software market in the long term. According to iResearch, the worldwide building software market and the worldwide AEC software market are expected to reach US$40.9 billion and US$48.1 billion in 2025 respectively, as measured by gross billings. The below chart sets forth our market expansion pathway from interior DDC software to AEC software, from China to globally.

Source: iResearch

We believe the following factors will allow us to expand our market opportunity into adjacent verticals within the broader AEC industry:

•

Our state-of-the-art technology engine with its modular functionalities allows for scalable expansion into different product offerings, such as architectural design, interior design, piping modeling and rendering of buildings, to meet the business needs in the building industry and the broader AEC space.

•	Our large and growing customer base covers a wide array of industry participants in the building and the AEC industry, connecting us with adjacent verticals.

•	Our expanding sales force and our global customer success support network can help us land and retain customers in our expansion.

•	Our role as the central hub connecting designers, enterprises and end customers, as well as our brand recognition paves the way for our entry into adjacent verticals.

Wide Application of CAD Technology in Broad End Markets

CAD is the technology backbone of many verticals:

•

CAD is a methodology in which computer technology is used for creating designs that can be leveraged in a broad range of industry verticals including architecture, manufacturing, automobile, healthcare, and gaming and entertainment. With the help of CAD software, 3D diagrams can be produced, and these diagrams can be rotated at any angle to view the details from a particular perspective.

•	Multiple secular trends have shaped the CAD industry and revolutionized the design experience:

•	Automation in CAD reduces the amount of time and effort it takes a designer to complete a design and speed up time to market.

•

Growing adoption of mobile, cloud and VR CAD that enables enhanced collaboration, fosters creativity and innovation, and allows designers to work anywhere and enjoy access to design software on any device.

•	Increasing integration of CAD technology with other computer aided technologies such as CAM and computer-aided engineering.

BUSINESS

Overview

Our mission is realizing imagination. Every day, our platform empowers the creation, sharing and implementation of millions of design ideas, bringing people closer to their dream homes and spaces.

Manycore is a fast-growing, disruptive design software platform. Being cloud-native, mobile-friendly and smart, our platform pioneers the interior design, decoration and construction industry for residential, commercial and industrial spaces. We integrate and deliver computer-aided design and building information modeling capabilities on a SaaS model, empowering businesses to deliver superior user experience and achieve operational excellence. With our mission-critical offerings and end-to-end coverage, we have become the central hub of an ecosystem connecting millions of designers, enterprises and end customers.

We are the world’s largest platform for 3D interior design, decoration and construction by the number of average monthly active users, or MAUs, in the first quarter of 2021, according to iResearch. We had approximately 1.5 million average MAUs in the first quarter of 2021, consisting mainly of designers and enterprise users. We make free version of our products available to everyone, providing low-friction entry points and building a thriving, large user base. Every day, our platform executes millions of renderings and processes billions of API calls on cloud. From March 2021 to May 2021, our platform executed an average of 2.1 million renderings on a daily basis and processed an average of over 7.7 billion API calls per day in May 2021 alone. As our users increase their usage of our products, many of them choose to upgrade to paid and higher-tiered subscriptions and become our customers. As of March 31, 2021, we had 20,806 enterprise customers across different industry verticals, representing a 69% year-over-year growth. These enterprise customers contributed substantially all of our revenues. In addition, we also served over 240,000 and 89,000 paying individual customers during the year ended December 31, 2020 and during the first quarter of 2021, respectively, which we believe reflects our growing popularity among designers. We are the largest interior design, decoration and construction software provider in China, as measured by gross billings in 2020, taking approximately 10.3% market share, according to iResearch.

We endeavor to provide a comprehensive Manycore experience spanning design, visualization, implementation and digital asset management. Our flagship product, Kujiale, is a 3D design software of choice for the industry in China. We believe Kujiale has the most comprehensive and an ever-expanding 3D interior design content library, covering over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com, a leading real estate internet portal in China, as well as over 80 million 3D design models and authentic textures. To meet growing user needs, we have launched additional products, including Coohom, an international edition that delivers the Manycore experience across the globe. To date, Coohom serves users and customers in over 200 countries and regions.

Technology and innovation are at the core of our business. We are a frontrunner in transforming design experiences with cloud-based solutions, providing users with the long-desired speed and convenience that legacy software could not offer. Empowered by our proprietary hybrid cloud infrastructure and extensive AI capabilities, we deliver high-quality results to users with enhanced efficiency. Our users can access the works they create across devices and seamlessly share them through numerous social media channels anytime, anywhere.

We operate a pure play SaaS model with strong customer land-and-expand. We have adopted a freemium go-to-market model for most of our products, offering free versions to capture the mindshare of designers and end customers. We also offer paid, subscription-based premium versions to enrich the experience of our enterprise customers and professional designers. We relentlessly focus on customer success support to help customers achieve their own business success. We have high visibility in our revenue as we generate substantially all of our revenue on a subscription basis with a strong track record in renewal and upsell. As of December 31, 2020, our net revenue retention rate for key accounts and advanced customers reached 130% and 95%, respectively, and our deferred revenue amounted to RMB387.5 million (US$59.4 million).

We have experienced strong growth in recent years. Our revenues grew by 25% from RMB282.3 million in 2019 to RMB353.4 million (US$54.2 million) in 2020 despite the impact of COVID-19 and increased by 33% from RMB75.7 million in the three months ended March 31, 2020 to RMB100.9 million (US$15.4 million) in the three months ended March 31, 2021. Our gross margins were 69%, 68% and 66% in 2019, 2020 and the three months ended March 31, 2021, respectively. We had a net loss of RMB260.6 million, RMB296.6 million (US$45.5 million) and RMB117.0 million (US$17.9 million) in 2019, 2020 and the three months ended March 31, 2021, respectively. Our gross billings increased by 16% from RMB366.0 million in 2019 to RMB425.2 million (US$65.2 million) in 2020, and increased by 72% from RMB58.5 million in the three months ended March 31, 2020 to RMB100.4 million (US$15.3 million) in the three months ended March 31, 2021. Gross billings is a non-GAAP measure and for a description of how we calculate gross billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Trends and Challenges

We are at an inflection point with evolving technology in the interior design, decoration and construction industry, or the interior DDC industry. As millennials and the younger generation become first time homeowners, their needs and preferences for interior DDC are inadequately served by traditional industry practices. Designers need to present customized solutions that meet both aesthetic and functional requirements at a faster pace. This generation of end customers demand designs that can be easily visualized and shared as they are highly participative in the design process. This need can only be served through digitalization with innovative software technologies. Technology advancements, such as proliferation of mobile devices, advancement of AI technologies and development of stable cloud connectivity, have paved way for the software transformation of space planning and design.

However, participants in the interior DDC industry still face tremendous challenges in delivering such software experience:

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Lack of web/mobile solutions. Legacy design software has yet to catch up with the trend to move to the cloud. They are often installed on premise, trapping users at their local workstations. Today’s designers and businesses desire a ubiquitous experience that allows them to review and share work on the go.

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Low productivity. With legacy software, designers often have to start a project from scratch with limited precedents or pre-set models to leverage on, manually assemble models and textures, and wait for long runtime to process rendering or computation, hindering overall productivity and running the risk of missing client deadlines.

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High requirement for hardware. Most legacy design software products require local devices with high-end configurations to perform smoothly, making them costly for the enterprises and designers. Users today desire a software solution that runs on the cloud and minimizes requirement on local devices.

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Difficulty in use. Legacy design software products are normally not customized for specific industry use cases, such as interior DDC, and therefore, fail to offer purpose-built functionalities. With common features buried in unfriendly interfaces, their cumbersome functionalities are often too complex for users to navigate and operate.

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Dispersed digital assets. Traditionally, work of different business units and employees, such as design and engineering drawings, are processed and stored separately, creating dispersed digital assets that are hard to manage centrally, which becomes more pronounced as business volume grows. In the absence of a uniform collaboration platform, business units work on different systems, resulting in workflow redundancies and difficulty in collaboration.

Facing evolving consumer demands and the existing industry pain points, designers and businesses desire a cost-effective, flexible and fully integrated solution to deliver a differentiated software experience.

The Manycore Solution

We have created a future-proof platform that brings all mission-critical features of 3D design software to the cloud.

Our platform consists of three main layers:

•	Infrastructure. Our hybrid cloud infrastructure with proprietary private computing clusters and public cloud ensures cost-effective computing power, reliable services and high accessibility.

•

Technology Engines. Our cloud-native and modular technology engines, combining proprietary technology and extensive data assets, are capable of providing smooth 3D design experience for a single space as large as 40,000 square feet. The modular architecture of our technology further allows scalable expansion into different product offerings to meet various business needs.

•	Product Offerings. We have a suite of products with purpose-built functionalities on top of our infrastructure backbone and technology engines:

•

Design. Our 3D design platform is easy to use and offers plug-and-play models that cover all aspects in interior DDC, such as furniture, lighting, kitchen and bath items, and home decoration accessories. Our library covers over 90% of household floor plans for new residential buildings in China in the past five years, according to statistics from Fang.com.

•

Visualization. Our rendering services offer photorealistic viewings within seconds, enabling immersive sharing of design ideas. Our products can also generate post-design short videos, which can be seamlessly shared via social media, to promote efficient marketing campaign.

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Implementation. Our building information modeling, or BIM system, automatically generates engineering drawings and material takeoff and costing schedules based on 3D designs, which helps customers coordinate workflows in rough-in and interior finishes stages. In addition, our computer-aided manufacturing, or CAM, integration capability is compatible with the majority of software used in the custom furniture industry, enabling manufacturers to produce bespoke furniture orders straight from the 3D design data generated from our software.

•

Digital Asset Management. With a centralized management system on the cloud, our digital asset management, or DAM, capabilities offer different stakeholders ubiquitous and real-time access to data and facilitate efficient collaboration among different business units of our enterprise customers, such as design, sales and marketing, procurement and construction.

We bring enormous benefits to our customers:

•

Web-based and mobile-friendly use. Leveraging our cloud-native architecture, our products target web and mobile users from day one. We provide web-based and mobile-friendly solutions to users, who can generate and view designs on their preferred devices and share content with others instantly, improving customer experiences and boosting efficiency.

•

High productivity. Our technology engines accelerate time-consuming computation through cloud-based solutions that are supported by a large number of servers running in parallel with highly optimized algorithms. A significant amount of repetitive design tasks can be automated with our proprietary AI and data analytics tools. In addition, our public library, comprised of rich user-generated content, allows designers to browse for inspirations and to implement off-the-shelf design elements or full design plans within clicks. With these disruptive product features, designers can significantly improve productivity.

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Hardware agnostic. Our platform processes most of the computation-intensive tasks on the cloud. Our products run smoothly on a wide array of personal and mobile devices. Our solutions enable users to work with lower hardware configuration requirement, saving upfront investment and maximizing flexibility.

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Better user experience. Tailored for interior DDC, our platform features a clear and simple interface aiming to provide user-friendly experience, eliminating the need for extensive training. Businesses that adopt our products can free up resources in talent investment. Further, our solution redefines the way designers communicate with their customers as they are now able to provide instant previews of creative ideas to their customers, which significantly improves efficiency in customer interactions, boosting business volume.

•

Efficient asset management and collaboration. Enterprise customers can use our web-based backend to manage digital content created by employees and stored on the DAM system. Any update in creative work is available to the entire team immediately, and multiple team members can collaborate on the same project simultaneously, which significantly streamlines workflows, reduces repetitive work and improves teamwork efficiency.

Our Market Opportunity

According to iResearch, the AEC industry consists of two market segments, namely (i) the building industry which covers both the interior DDC and the architectural design and construction of residential, commercial and industrial buildings, and (ii) the civil engineering industry which covers the design and construction of roads, bridges, tunnels and other public infrastructures. Our primary target market is defined as the interior DDC software market, which is a subsegment of the building software market. In China, we are the largest residential interior DDC cloud-based software provider, with approximately 56.5% market share, and the largest interior DDC software provider, with approximately 10.3% market share, in each case as measured by gross billings in 2020. According to iResearch, the Chinese interior DDC software market, as measured by gross billings, is expected to grow from RMB3.9 billion in 2020 to RMB14.5 billion by 2025, representing a CAGR of 30.1%.

We believe our cloud-based platform will benefit from the growing popularity of cloud-based software solutions in the Chinese interior DDC industry. According to iResearch, the cloud-based software penetration rate in China is expected to grow from 29.8% in 2020 to 80.3% in 2025. Cloud-based software will take over on-premise software to become mainstream for the Chinese interior DDC industry by 2025, according to iResearch.

Our core design and engineering competencies and sector know-how can be applied into other adjacent verticals such as architectural design and construction within the building industry as well as civil and infrastructure engineering within the broader AEC industry. We believe we are able to enhance our penetration in the AEC software market in the long term. According to iResearch, the Chinese building software market, as measured by gross billings, is expected to grow from RMB11.9 billion in 2020 to RMB35.5 billion in 2025, representing a CAGR of 24.5%. The Chinese AEC software market, as measured by gross billings, is expected to grow from RMB14.7 billion in 2020 to RMB44.8 billion in 2025, representing a CAGR of 25.0%.

In addition to our strong presence in China, we seek to capture attractive market opportunities worldwide and have been actively expanding our global footprints, where we have achieved initial market success. To date, we have served enterprise customers from the United States, South Korea, Japan and Southeast Asia. According to iResearch, the worldwide interior DDC software market is expected to reach US$19.9 billion in 2025, as measured by gross billings.

Our Strengths

Next generation design software platform

We build our platform to be cloud-native, mobile-friendly and smart. Our commitment to cloud addresses designers’ growing demand for efficiency and convenience, and leads the shift from heavy on-premise computation to high-speed cloud-based visualization within seconds. Our hybrid infrastructure, integrating proprietary private computing clusters with public cloud, optimizes computing power distribution and ensures high availability and performance that scale along the fast expansion of our platform. Every day, our platform executes millions of renderings and processes billions of API calls on cloud.

Our pursuit of efficiency and convenience focuses on the “anytime, anywhere” experience. Our products and their outputs run across all mainstream mobile and desktop browsers and operating systems. This breaks all barriers of sharing of design ideas. For example, an interior designer can easily create a design on our Kujiale web portal, and share with her client a photorealistic panoramic VR display that can be reviewed on smartphone and tablet. In the first quarter of 2021, an average of 86% of total viewings created on our platform were from mobile devices.

We design our products to be smart and intuitive. Compared with legacy software that users can only master after lengthy training, our platform features a clear and simple interface. But our products are not simplistic, as they embed data-driven algorithms that learn user behavior patterns and optimize user interfaces with recommended design ideas and visualization configurations for the future use. We constantly upgrade our products to further improve user experience.

Proven industry leadership as ecosystem central hub

We are the world’s largest platform for 3D interior design, decoration and construction by the number of average MAUs in the first quarter of 2021, according to iResearch. In March 2021, we had 31.0 million monthly active visitors, and in the first quarter of 2021, our average MAUs reached 1.5 million. In China, we are the largest interior DDC software provider, as measured by gross billings in 2020, with approximately 10.3% market share. With the success of our core products, we are well positioned to expand our business along the value chain.

Design is a critical entry point for us to offer end-to-end coverage on the interior DDC value chain. By facilitating the collaboration between designers, suppliers and end customers, we go beyond design and become a full-fledged platform. The open API environment of our platform can fully integrate with existing third-party applications such as customer relationship management, enterprise resource planning, manufacturing execution system, computer-aided manufacturing and computer numerical control systems, so that our customers may naturally use our platform to import their raw data or export their design work for procurement, manufacturing and marketing use. By enabling customers to leverage and manage their data across multiple workflows, we become an essential system of record for the interior DDC industry.

To promote the digital transformation and help define the best practice across our industry, we opened Kujiale Academy, an online advanced career development center providing professional design training for individual designers and enterprises. As of March 31, 2021, over 170,000 users have successfully completed at least one online course offered by Kujiale Academy and have received a certificate. More than 1.1 million users have received at least 30 minutes of training provided by Kujiale Academy since its establishment in 2017.

Effective go-to-market strategy with powerful network effects

Our land-and-expand strategy comes in two prongs: A freemium model to quickly land new users and capture the mindshare of designers, who play a central role in influencing business decisions, and high-quality products and strong customer success support to retain existing customers and expand their lifetime value.

We offer a free version of our products to quickly onboard new users and upsell them with rich add-on features and support. Our freemium model promotes our products and brands to a larger group of users with lower entry cost, and the ability to try out the products for free helps us make our users form habits and convert them into paying customers. As a result, we have attracted large and fast-growing traffic to our platform, and seen effective conversion. The number of our monthly active visitors increased from 18.2 million in March 2020 to 31.0 million in March 2021, representing 70% year-over-year growth rate. As of March 31, 2021, our platform had 20,806 enterprise customers, representing a year-over-year growth of 69% as compared to March 31, 2020. Among our enterprise customers whose accounts were associated with individual accounts, approximately 57% of them started with a free or personal version of our products before subscribing to an enterprise version.

The network effects on our platform are multi-fold. The more designers and enterprises we serve, the more design ideas and models they create on our platform, which help inspire more creativity and attract more users to our platform. The larger our user base grows, the more we penetrate end consumers, who increasingly request designers and enterprises to adopt our products to realize their ideas. As we provide more post-design features across the interior DDC value chain, enterprises have greater incentive to stay on our platform for their different business units to enjoy the benefits of seamless collaboration and digital asset management.

Cutting-edge technologies and scalable infrastructure

Behind all the beautiful design works created by our users, we prioritize high performance and cost-efficiency through our unique software-hardware integrated infrastructure. Legacy on-premise software options often have requirements on users’ hardware configuration. By contrast, our users only need a web browser page or a mobile application to use our products. We assemble computing power optimized specifically for our platform capabilities including design and computer vision, cloud-native 3D graphics engine, high-speed cloud rendering and AI training. With a highly available, reliable and scalable hybrid cloud infrastructure that is tailored to support our frontline technologies, we are also able to lower our unit cost on computation. As of March 31, 2021, there were over 5,200 high-performance self-operated computing servers to support our daily business. For example, with parallel computing infrastructure, an enterprise customer can run one single computation request on over 100 servers at the same time, which significantly reduces the processing time.

Building on top of our technology engines, we have further enhanced our product capabilities by developing AI-enabled applications. Empowered by our extensive floor plan library and AI capabilities, our floor plan processing system can simulate and analyze Wi-Fi coverage and the effect of heating and ventilation variants for optimized planning. Leveraging the user-generated data and machine learning capabilities, our automated interior design system can simplify design process by automatically generating various design schemes. We also provide to a broader community of developers several value-added services, including our environment understanding engine, or EUE, which can cost-effectively produce large scale, 3D interior scene datasets for training machine learning models.

Our proprietary hybrid cloud infrastructure and modular technology engines allow easy and frictionless expansion into different product offerings to serve various customer use cases. With such high scalability, we are able to tap into adjacent verticals such as real estate, mechanical, electrical and plumbing, offices, storefronts and laboratories.

Unwavering focus on customer success

Customer satisfaction is at the heart of our business. We offer 24/7/365 support for our customers and a variety of support options on our website, including a comprehensive knowledge base, to all of our users. Our customer success team also provides customized onboarding, modeling, training, implementation and operational solutions. We have also established a proprietary, data-driven operation support system to record and analyze customer service information and enforce service standards. Insights from our client communication continue to feed into the system, and are in turn used to analyze customer profiles and improve our offerings for business management.

Once subscribed, our customers stay loyal to our platform as we offer high-quality products with visible benefits. We are focused on cultivating an engaged customer base who rely on our offerings to achieve their business success. As of December 31, 2019 and 2020, our net revenue retention rate for key accounts were 115% and 130%, respectively. We typically conduct customer surveys on a quarterly basis, based on which we continue to optimize product functionality and improve customer experience. In 2020, we achieved an average quarterly customer satisfaction score of 8.9 out of 10 from our enterprise customer respondents.

Experienced management team and a focused culture

We have a pioneering and experienced management team. Prior to founding Manycore, our co-founders had years of experiences as software engineers at renowned technology institutions with deep expertise in computer graphics and parallel computing. Our other management members are each from technology, product management and finance backgrounds, contributing unique ideas and visions to our success.

We believe our operational excellence is sustained by our unique corporate culture, as we embrace three core values—simple, focused, and open. We strive to simplify the design experience for our users, and make the same commitment to our employees—we make things simple at Manycore in a flat and inspiring environment, so everyone can focus on honing our products and technologies. We also recognize that the interior DDC software industry is rapidly evolving, and staying open-minded is critical for us to be best prepared for upcoming changes and challenges.

Our Growth Strategies

Continue to service and expand our customer base

We grow with our customers as we continue to retain and expand their purchases. We also seek beyond keeping them satisfied and try to empower them with new product features. We will continue to collaborate with our ecosystem partners to help our customers win in their respective verticals.

Continue to enhance product offerings for the full design value chain

We strive to expand our product offerings to cater to every part along the design value chain, from design to manufacturing, supply chain and construction. We will continue to innovate with new products, features and functionalities, and will invest in research and development resources to enable new use cases.

Continue to tap into new industry verticals to provide solutions for all spaces

We have achieved market leading position in residential design in China. While further solidifying our leadership in interior DDC software industry, we also plan to continue expansion into all spaces including industrial and commercial design. We will leverage our technology engines and modular architecture to develop products customized for the growing demands in these new verticals.

Non-residential customer ARR expansion case studies

Continue international expansion

We are present in over 200 countries and regions. Our overseas expansion has been rapid as our revenue from international market increased by approximately 14 times from RMB1.0 million in 2019 to RMB14.0 million (US$2.1 million) in 2020. We expect our international revenue continue to grow at a rapid pace as we further invest in Coohom, our primary global brand, to roll out more localized product offerings with a focus on North America, Southeast Asia, Japan, South Korea and Europe.

Continue to invest in technology as well as research and development

We will continue to invest in the development of our core technology. To this end, we plan to attract and retain the best talent to build a large team with global presence that can support our long-term development. We will further strengthen our core technology capabilities and continue to develop vertical solutions.

Selectively pursue strategic investments and acquisitions to enrich ecosystem

We made strategic acquisitions of Modelo and Meijian in the past as part of our long-term strategy to selectively pursue investment and acquisition opportunities. To further enrich our product ecosystem, we intend to pursue strategic investments and acquisitions both in China and internationally that can strengthen our market position, attract new ecosystem participants, broaden our service offerings, as well as boost our data and technology capabilities.

Our Products

We offer a suite of products with different functionalities that can be used alone or combined. Our customers can choose one or a range of our products, depending on their business model and needs. Our products can be divided into four categories, based on their main functions:

•	User-centric design platform with diverse design capabilities. Our 3D design platform is user-centric and offers ready-to-use models that cover various verticals in interior DDC, such as furniture,

lighting, kitchen and bath items, and home decoration accessories. Our 3D design content library covers over 90% of the household floor plans for new residential buildings in China in the past five years, according to Fang.com, and contains a vast amount of user-generated content. In addition to interior design, our platform also offers powerful tools for architectural design and mechanical, electrical and plumbing design. Meijian, which we acquired in 2021, provides additional 2D design capabilities for interior design.

•

Visualization tools realized by high performance computing power. Building on our high-performance computing power, we offer world-class rendering tools which can generate photorealistic images within seconds to augment user experience. We rolled out the first 5G video rendering solution in China’s residential design industry in 2021, according to iResearch. Video clips can be generated automatically with photorealistic rendering for each frame, realizing cost-saving and fast rendering for our customers. Such video clips are ready to be shared across different social media platforms, enabling us to capitalize on the increasing popularity of short videos on social media.

•

Implementation tools that bridge design and production. We have developed various implementation tools to help our customers enhance their production efficiency, including a BIM system for interior DDC industry. Our BIM system can automatically generate engineering drawings and material takeoff and costing schedules based on 3D designs, which can be used to help customers coordinate workflows in rough-in and interior finishes stages, and provide ease of quality and cost control through automated and aided design program. In addition, we provide CAM integration capability to the custom furniture industry by developing a data exchange standard with a majority of the CAM/MES software in the market. By implementing the same standard, our implementation tools enable manufacturers to produce highly customized furniture orders, such as cabinets and wardrobes, straight from our 3D design data in an automated fashion.

•

DAM system that provides efficient content management service. Our DAM system enables our customers to store their digital assets, such as interior design schemes, engineering drawings, and furniture models in a fast, automated and smart way. By storing the content in a centralized, cloud-based platform, the assets can be accessed anytime and anywhere by employees, suppliers and customers based on their assigned access levels. The auto-classification feature enables users to sort, filter, search content easily, through auto-tagging and automatic optimization. When a user makes an authorized change to an asset, that change is automatically reflected in the system, enabling real-time, dynamic collaboration across teams. For customers with a growing number of employees, stores and business operations scattered across different geographies, our DAM system can take over repetitive and manual labor and promote seamless collaboration among stakeholders.

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Our Brands

We currently operate four major brands—Kujiale, Coohom, Modelo and Meijian—which live independently, but thrive together. To build up a robust product matrix, we have adopted strategies including growing existing brands and discovering high-potential acquisitions that are supplemental to our existing offerings. We nurture and preserve each brand’s distinctive identity and purpose. At the same time, we enjoy significant synergies across all brands through our global presence, proprietary technologies, robust customer success support, sector know-how and operational expertise.

Kujiale	Launched in 2013, Kujiale is a cloud-native design software that enables users to quickly generate a floor plan, drag and drop 3D models to design room or house, and visualize the end output in seconds in photorealistic renderings or virtual reality to present a full suite of interior design. The software enables users to carry out 3D design, visualization and implementation, and is compatible with various third-party design tools such as SketchUp and 3ds Max.

Coohom	We launched Coohom, the international version of Kujiale, in 2018 mainly targeting the U.S., European, South Korean, Japanese and Southeast Asian markets. To date, Coohom is available in six languages, including Chinese, English, French, German, Korean and Japanese, serving users and customers in over 200 countries and regions.

Modelo	We acquired Modelo in 2020, which is a 3D-centric digital assets management and collaboration software aiming to reshape the communication standard and digital data flow within the AEC industry. It makes any uploaded 3D and BIM data accessible to all users for collaboration and management purposes, and provides a software development kit that can create model-based digital twins of real objects.

Meijian	Meijian is a leading 2D design software for interior designers in China that we acquired in 2021 to enrich our offerings. With over 24,000,000 trendy collections of furnishings and materials and easy-to-use online tools, Meijian empowers designers to create expressive interior designs that imbue spaces with personality and storytelling.

Our Offerings

We have adopted a freemium model to provide low-friction entry points for everyone, from amateur homeowners to professional designers. As we capture the mindshare of all types of users, our products and solutions are well embraced by enterprise customers and widely adopted in various business scenarios. This go-to-market strategy, combined with our easy-to-use cloud-native platform offerings, has allowed us to grow our popularity rapidly on China’s interior design, decoration construction market during the recent years. The number of our monthly active visitors increased from 18.2 million in March 2020 to 31.0 million in March 2021, representing 70% year-over-year growth rate, and the number of our average monthly active visitors is 16.6 million, 21.0 million and 23.1 million in 2019, 2020 and the three months ended March 31, 2021, respectively.

Professional designers and enterprises often upgrade to paid and higher-tiered subscriptions and become our customers as they increase their usage of our products through the identification of new use cases or the need for additional functionality. We serve customer needs with multiple tiers of subscription that differ based on both product breath and functionality. Currently, we offer a free version with entry-level functions for users to familiarize themselves with our products, a personal version with advanced functions mainly for professional designers and end customers, as well as enterprise versions catering to the needs of different types of customers with highly configurable solutions which can be customized in accordance to their unique use cases.

We generate substantially all of our revenue from subscriptions to access the premium features of our products. Our pricing varies by package of products with different functionalities and also by subscription term which is typically one to three years. As our customers subscribe to additional accounts or products, we generate more revenue.

Our Customers

Our customers cover the entire interior DDC value chain, mainly including designers, interior design and construction companies, furniture manufacturers and retailers, custom furniture manufacturers, real estate developers, and interior DDC material providers. We serve customers ranging from individual designers, small- and medium-sized businesses to global enterprise clients. Starting from the residential space, we now have customers operating across the residential, commercial, and industrial segments of the interior DDC industry. We have a large and growing customer base across our different brands, covering China, the United States, Europe, South Korea and Southeast Asia. As of March 31, 2021, we have served 20,806 enterprise customers across continents and verticals, including 5,084 advanced customers and 267 key accounts.

Sales and Marketing

While we strive to make our platform available to everyone by adopting a freemium model, we target enterprise customers who are able to build their success upon our robust services. We primarily sell subscriptions to access the premium features of our products through our direct sales team, who reach out to potential customers both online and offline. The sales team is specialized by the types and sizes of customers and is serviced regionally from employees in China, the United States, Australia, Malaysia, Thailand and Vietnam. We also leverage the network of our channel partners inside and outside China to reach larger crowds of potential customers. We reach potential customers and generate leads and referrals for our sales team through a combination of content marketing, public relations, advertising, sponsorships, digital marketing, partner marketing, social media, and events. We also participated in industry trade shows and other events, allowing us to connect directly with our customers, collaborators, and the broader interior DDC industry.

Customer Success Support

To foster strong customer loyalty, we have built a global customer success support team that provides 24/7/365 after-sales services to our customers. In addition to in-app, web and phone support that is available to all users on our platform, each customer subscribing to enterprise versions has access to a dedicated customer success manager, who helps cultivate our relationship with the customer and foster greater usage of our platform over time. For key accounts, our customer success team provides tailor-made onboarding support, helping new customers up and running on our platform, and deliver trainings, monitoring and promotion support to promote their success. Our customer success team currently provides services in Chinese, English, Japanese, Korean, and Spanish. To ensure strong support to all kinds of customers while maintaining high operational efficiency, we divide our customer success team into specialized groups, each focusing on providing professional support for standard or customized solutions, and equip them with proprietary operations support systems.

We proactively identify potential customer needs and offer support. For example, if our system detects that the time a customer spent on the modeling page is above average, our customer support team will reach out to the customer and see if the customer needs help using the modeling function. If the customer repeatedly reapplies a rendering feature to a model, customer support team will inquire into whether the customer thinks there is anything can be done to improve the rendering effect. This allows us to pinpoint potential customer needs and constantly improve our service before customers raise any question. Leveraging activity data from our operations support system, we are able to timely adjust our services to continuously enhance customer satisfaction and capture potential business opportunities.

To promote the digital transformation and help define the best practice across our industry, we opened Kujiale Academy, an online advanced career development center providing professional design training for individual designers and enterprises. The course offerings at Kujiale Academy focus on comprehensive skill sets related to residential interior DDC, such as modeling, decorating, and rendering. Experienced designers provide online classes on how to carry out 3D design using the various design tools in our product suite. We also invite reputable designers to give master classes to our students regularly. Students who finished a design course and passed the course evaluation will receive a certificate from Kujiale Academy, which is well recognized among reputable interior DDC companies in China. As of March 31, 2021, over 170,000 users have successfully taken and completed at least one online course offered by Kujiale Academy and have received a certificate. More than 1.1 million users have received at least 30 minutes of training provided by Kujiale Academy since its establishment in 2017. Most of the courses offered by Kujiale Academy are free of charge, and for those that are not free, the revenue generated from these courses was immaterial.

Hanssem

Situation

Hanssem, which has been leading the transformation of South Korea's residential environment since the 1970s, is a full-service interior company which provides furniture, appliances, household accessories, fabric products, etc. for every corner of the house including kitchen, bedroom, living room and bathroom. Hanssem looked for a design software solution that can help them attract customers by providing add-on design services and enhance customers' user experience at its stores.

HANSSEM
HANSSEM

Solutions and Benefits

Our Coohom Cloud Design Flagship solution allowed designers at Hanssem to quickly create whole house design schemes to showcase the products while interacting with customers. With 3D photorealistic renderings, the designers at Hanssem can provide customers with a highly realistic view of the products, facilitating customers' buying decisions. Since adopting our products, Hanssem has reported the following benefits:

- ***Three-dimensional renderings achieve better product presentation.***
- ***Photorealistic 3D whole house design eliminates the cost of home staging.***
- ***Instantaneous execution and sharing of design ideas with customers improve connections between designers and customers.***

Ashley

ASHLEY
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Situation

Ashley Furniture Industries (Ashley) is the largest manufacturer of furniture in the world with more than 30,000,000 sq. ft. of manufacturing capacity worldwide. Ashley Home Store is the largest retail furniture store brand in North America and one of the world's best-selling furniture store brands.

With the global impact of the coronavirus pandemic over the last year, traditional business practices, supply chains, the travel industry, in-person events and more saw major disruptions. One particular disruption for furniture giant, Ashley Furniture, was a halt of furniture trade shows around the world. For Ashley and many other companies, these trade shows play a large role in showcasing their products to customers, generating sales and evaluating the marketplace and customer trends. Ashley sought an alternative solution to interact with customers and continue to showcase products to the market in a safe manner.

Solutions and Benefits

We offered our Virtual Showroom solution, created on our Coohom platform, to create a virtual trade showroom for Ashley's retail customers. The 3D modeling and photorealistic renderings allowed for full interaction between the customers and Ashley's product lines, allowing the personal interaction to continue from the comfort of the customers' offices or home office. Participants were able to rotate products to see different viewpoints, zoom in/out, see full room vignettes and enjoy the rich visualization details. Another added benefits of our Virtual Showroom solution was the ability for the product and décor to be viewed in its best light, without incurring any cost for a studio or a photographer. The customers have the ability to add products to their wish list, add comments/feedback as well as place orders from Ashley. Since adopting our products, Ashley has reported the following benefits:

- ***3D renderings provide complete control over product variations and achieve better customization in marketing.***
- ***Interactive platform with intuitive navigation, viewing and commenting on the products, and submission of orders online.***
- ***Embedded consumer preference analytics provide guidance for future marketing campaigns.***

KUKAHOME

顾家家居

Situation

KUKAHOME is a leading brand in the Chinese home furnishing industry. Products from KUKAHOME have been sold to 120 countries and regions and KUKAHOME owns more than 6,000 brand stores which can provide high-quality products and services to millions of families around the world. KUKAHOME sought a design platform for its professional in-house designers, who provide high-quality design services to customers and facilitate KUKAHOME's building of a strong and successful brand in China and across the globe.

Solutions and Benefits

We offered KUKAHOME our Kujiale Cloud Design Flagship solution to address its business needs. Designers at KUKAHOME could generate a whole house design scheme for customers on our Kujiale platform by providing simple inputs such as style and product preferences. Our solution also came with CAM integration capability which enables KUKAHOME to process custom furniture orders straight from 3D design data in an automated fashion. Since adopting our solution, KUKUHOME has reported the following benefits:

- ***The cloud design solution provides 3D design capabilities to more than 2,000 professional designers, with more than 250,000 design schemes created using our platform in 2020.***
- ***Virtual staging and rendering save over 70% of time and cost in creating product presentation, compared with traditional photo shooting and physical product catalog.***
- ***CAM integration capabilities automate the process from design to manufacturing and greatly improve efficiency.***

Midea Real Estate

美的置业

Situation

Midea Real Estate is one of the top real estate developers in China. Traditionally, developers in China sell apartments without interior finishing. In recent years, an increasing number of developers start delivering apartments with interior finishing to win customers, including Midea. Against this backdrop, Midea sought a comprehensive information technology solution to help it increase efficiency in its design and interior construction phases and achieve cost reduction.

Solutions and Benefits

With Midea's business goals in mind, we provided it with our Real Estate BIM solution. By adopting our system, Midea Real Estate automated the conceptual design, analysis, detailing, and documentation stages in design and interior construction. The veracity of the design schemes, construction drawings and 3D models were also automatically cross-checked against the central database, further avoiding manual processes. Since adopting our products, Midea Real Estate has reported the following benefits:

- *BIM-aided design enhances efficiency of the design and interior construction processes.*
- *A shared platform improves communication among stakeholders and speeds up project development.*
- *Engineering drawings generated from design schemes expedite internal and external approval processes.*

Arrow Situation Arrow is a leading furniture company which operates more than 10,000 stores in China and exports to over 60 countries in the world. With a wide selection of baths, showers, sinks, toilets, tiles, bathroom cabinets and vanities, Arrow has become a popular choice for custom bathroom furniture both inside and outside China. Arrow has been using traditional 2D design software to create and present bathroom designs to customers and a separate CAD software system to manually create the engineering drawings for the subsequent manufacturing. To improve customer experience and enhance production efficiency, Arrow sought a design software solution that can present design ideas to customers in 3D and bridge the gap between design and manufacturing. Solutions and Benefits After studying Arrow's business needs, we provided it with our Kujiale Cloud Design Flagship solution. Our powerful 3D design tools enabled designers at Arrow to present design ideas to customers using photorealistic renderings. The implementation tools allowed highly bespoke bathroom furniture orders to be produced straight from 3D design data generated in creating the 3D renderings in an automated fashion. Since adopting our products, Arrow has reported the following benefits: CAM integration capability significantly reduces the need for manual processing and the chance for interdisciplinary coordination errors, achieving seamless connection between design and manufacturing. Photorealistic viewings allow designers to show bathroom design with vivid 3D effect and provide customers with the certainty that what they see is what they get. Access to 3D design models and reduction in repetitive work greatly enhance designer's productivity, allowing them to provide quality services to customers with less efforts. 3D design schemes created by designers at Arrow are stored in the system, serving as a robust platform for consumer preference analysis, providing valuable guidance on its development strategy.

IT Infrastructure

We have deployed a hybrid cloud infrastructure that comprises of proprietary private computing clusters and public clouds rented from third-party cloud vendors. Our self-built private computing clusters are rooted in data centers in multiple cities of China. At peak times, this GPU/CPU hybrid system executes more than five million computing tasks, such as rendering, simulation and AI design, on a daily basis. The private computing clusters currently have more than 5,200 high-performance servers assembled with customized hardware, in order to achieve higher performance with lower cost. We use third-party public clouds in China and globally to host our SaaS applications and store user-generated content. Leveraging the scalability of the public clouds, we are able to store and manage growing data sets generated by our customers and deliver our platform as a service across the globe.

Our proprietary hybrid cloud infrastructure allows us to optimize computational power and provide products that are universally accessible and easily scalable. Our long-standing commitment to cloud-based solutions has made our products highly adaptable to various customer usage scenarios. We have a dedicated team responsible for the operation, maintenance and development of our cloud infrastructure.

Technology

Technology underpins everything we do and is crucial to our long-term business growth. We develop most of our 3D CAD technologies in-house. Our core technologies fall under three categories: cloud-native 3D graphics engine, high-speed rendering and artificial intelligence, or AI, applications. Together, these core technologies build a cloud-based CAD platform which is constantly evolving and improving based on big data analytics.

In addition, we have adopted an open API system which makes our products compatible with design works output from traditional on-premise software such as SketchUp and 3ds Max. Designers can migrate their work onto our platform seamlessly with low switching cost. Our platform is designed to operate across various networks, mobile devices, and operating systems using a standard web browser.

Cloud-Native 3D Graphics Engine

We have invested heavily in cloud-native 3D graphics engine during recent years. Our graphics engine is based on HTML and can execute well across different platforms, including Windows, Mac OS, Android, iOS, without any code modification. Its performance is highly optimized, and it runs fast on regular desktops. With this powerful tool, our Kujiale and Coohom platforms can support interior design in a space as large as 40,000 square feet.

Our graphics engine also has adaptive memory management and can selectively load 3D content with different levels of detail from the cloud, making it suitable to work on devices with limited memory. With the 3D streaming function, our graphics engine has great potential in the 5G era: it can dynamically load 3D components from the cloud as needed and unload them when they become static or disabled. This powerful feature allows our cloud-native 3D apps to process complex 3D data remotely and significantly decrease the workload of the user’s device, creating smooth user experience.

High-Speed Rendering

We have adopted a hybrid parallel computing approach to rendering, which combines the advantages of graphics processing unit, or GPU and central processing unit, or CPU. Traditional CPU-based rendering is more likely to deliver higher image quality and much clearer images that are devoid of noise, while it usually takes hours to render an image. A GPU consists of more cores than that of an average CPU, allowing a server to perform much faster with parallel computing for artificial intelligence and related tasks. To have the best of both worlds, we use CPUs to perform complex photorealistic rendering tasks to achieve higher quality image, while moving the other computing tasks like image processing to GPUs. Furthermore, we process each task on tens of

CPUs and GPUs in parallel to further reduce the rendering time. This hybrid parallel computing approach significantly reduces the time needed to complete rendering an image without sacrificing rich visualization details.

Artificial Intelligence Applications

We are a pioneer in the development and application of artificial intelligence and machine learning technologies in the interior DDC market. We have developed artificial intelligence, or AI, solutions that enhance our customers’ user experience. Some examples of our AI applications include:

•

Floor Plan Analysis. We have developed a floor plan processing system that can standardize and vectorize floor plans and use topological graph algorithms and rule-based algorithms to tag and rate the vectorized floor plans. The system can simulate and analyze Wi-Fi coverage and the effect of various ventilation and heating variants given a floor plan and the specifications of the equipment to be installed. The analysis result can then be used to find the optimal design for the users.

•

Automated interior design. We have developed an automated interior design system that can leverage our AI capabilities to generate various design schemes based on users’ selection of our AI templates. This feature has boosted the efficiency of creating and finalizing a personalized design for end users.

•

Environment understanding engine, or EUE. We have actively worked to extend the capabilities of our platform to a broader community of developers as value-added services, such as our EUE. Leveraging the enormous amount of 3D data and private computing centers, EUE can cost-effectively produce large scale, 3D interior scene datasets, which can be used by research scientists to train their machine learning models. With EUE, we have successfully collaborated with some of the biggest tech companies in the world, in areas such as algorithm training, robotics simulations, and AR/VR applications.

Data Security

We are committed to protecting data security of all platform participants. To this end, we have established and implemented a strict company-wide system to ensure security around data collection, processing, usage, storage, retention and destruction. We collect data that is related to the products and services and only to the extent necessary and we undertake to manage and use the data collected in accordance with applicable laws.

We protect the security of our user information during storage, transmission, use and sharing. We strive to enhance the security of our user information in storage by logically or physically isolating the domain of the system that stores our user information. We adopt a variety of encryption and decryption technologies to ensure the user information is secure during data transmission. We secure the use of our user information, such as displaying or calculating such information, by utilizing data desensitization technologies to desensitize sensitive fields and establish strict data use authorization mechanism.

Research and Development

We invest significant resources in research and development to improve our technology and products. We currently have three research and development centers, located in Hangzhou, Shanghai and Chengdu. Our unremitting efforts in research and development not only optimize our products and solutions but also solidify our leadership in industry technology as we, from time to time, publish papers at authoritative forums, such as Conference on Computer Vision and Pattern Recognition and European Conference on Computer Vision. We have also established KooLab, a laboratory for graphics and intelligent computing, jointly with Zhejiang University. As of December 31, 2020, our research and development team had over 700 personnel, representing more than 1/3 of our total employees. In 2019, 2020 and the three months ended March 31, 2021, we incurred in research and development expenses of RMB191.8 million, RMB270.7 million (US$41.5 million) and RMB98.9 million (US$15.1 million), respectively.

Intellectual Property

Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

As of the date of the prospectus, we owned 21 registered patents, 61 registered software copyrights, 281 registered trademarks and 68 registered domain names. We are also in the process of applying for 201 registered patents. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

In addition to the protection provided by our intellectual property rights, we rely on proprietary intellectual property assignment agreements or similar agreements with our employees, consultants, and contractors. We further control the use of our intellectual property rights through provisions in our subscription agreements with our users and customers. We continually review our research and development efforts to assess the existence and patentability of new intellectual property and we intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective.

Competition

The market for interior DDC software is rapidly evolving. We believe the market has a large potential size and technology will be the key factor differentiating us among the other market players. We believe our competitors primarily exist across the following categories:

•	international on-premise 3D CAD software providers, such as Autodesk and Trimble; and

•	domestic interior DDC industry incumbents that also provide 3D design services, such as HomekooHK and Sanweijia.

We compete to attract and retain users and customers in the interior DDC market, such as designers, home renovation companies, furniture manufacturers and real estate developers, primarily on the basis of the breadth and quality of products offered as well as the support provided to our users and customers. Although certain of our competitors have greater financial resources, longer operating histories, greater brand recognition, we believe we compete favorably on the basis of the following competitive factors:

•	cloud-native nature;

•	ease of deployment, implementation and use;

•	breadth and depth of our products;

•	focus on technology and innovation capability;

•	neutral positioning with full commitment to software services;

•	customer experience and customer support;

•	freemium go-to-market model; and

•	global presence.

In addition, we also face competition for highly skilled personnel, including management, software engineers and product managers. Our growth depends in part on our ability to retain our existing personnel and attract additional highly skilled employees. See “Risk Factors—Risks Related to Our Business and Industry—If we are unable to attract, retain and motivate qualified personnel, our business may be adversely affected.”

Employees

As of March 31, 2021, we had 2,073 full-time employees, among whom 1,252 are located at our headquarters in Hangzhou, China, 795 are located in other cities of China, such as Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu, and 26 are located in countries outside China, including the United States, Australia, Malaysia, Poland, Singapore, Thailand and Vietnam. The following table sets forth the numbers of our employees categorized by function as of March 31, 2021.

Function:	Number	% of Total Employees
Research and Development	858	41
Sales and Marketing	875	42
Operation	197	10
General and Administration	143	7

Total Number of Employees	2,073	100

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and meritocracy. As required by laws and regulations in China, we participate in various employee social security schemes that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for a period up to two years after the termination of his or her employment, provided that we pay, during the restriction period, compensation that equals to 30% of such personnel’s average salary in the 12 months preceding the termination.

None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

Facilities

Our corporate headquarters are located in Hangzhou, China, where we lease approximately 10,000 square meters of office space pursuant to operating leases that expire between September 2022 and February 2024. In addition, we maintain additional offices in China in Beijing, Shanghai, Guangzhou, Shenzhen, Changsha, Chengdu, Chongqing, Dongguan, Foshan, Hefei, Jinan, Linyi, Nanchang, Qingdao, Shenyang, Wuhan, Xi’an and Xiamen, and internationally in Kuala Lumpur, Malaysia. These offices are leased, and we do not own any real property. We believe that our existing leased premises are adequate for our current business operations and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Risk Factors—Risks Related to Our Business and Industry—We have been and may in the future be involved in disputes relating to alleged infringement of intellectual property rights, including disputes in relation to the floor plans, digital properties or other content materials in our design library, which could adversely affect our business, operating results and financial condition”; and “Risk Factors—Risks Related to Our Business and Industry—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”

REGULATION

The following is a summary of the principal PRC laws, rules and regulations relevant to our business and operations.

Regulations Related to Foreign Investment in China

The Company law of the PRC, or the Company Law, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on December 29, 1993 and lasted amended and became effective on October 26, 2018 which governs the establishment, operation and management of corporate entities in the PRC. The Company Law applies to both PRC domestic companies and foreign-invested companies. Nevertheless, where there are other special laws relating to foreign investment, such laws shall prevail.

On March 15, 2019, the National People’s Congress, or the NPC approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprise Law of the PRC. The State Council of the PRC, or the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC on December 26, 2019, which came into effect on January 1 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a management system of pre-establishment national treatment with a negative list for foreign investments. Pursuant to the Foreign Investment Law, foreign investment refers to the investment activity directly or indirectly conducted by a foreign natural person, enterprise or other organization, collectively the “foreign investors”, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of China, independently or jointly with any other investor; (ii) a foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (iii) a foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (iv) a foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. According to the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign and the negative list shall be issued by or upon approval by the State Council. The Foreign Investment Law grants national treatment to foreign-invested entities beyond the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative List for investing in “restricted” industries. The state will take measures to prompt foreign investment such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investment. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests, such as free remittance of capital contribution, profits, capital gains, assets disposal income, intellectual property license fees, legally-obtained damages or compensation, liquidation proceeds, etc. It is also provided that forms of organization, organization structures and activities of foreign-invested enterprises shall be governed by the provisions of the Company Law and the Law of the Partnership Enterprise. Foreign-invested enterprises established before the effectiveness of the Foreign Investment Law may keep their original forms of business organizations for five years after January 1, 2020.

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, last repealed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the Negative

List 2019, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) or the Encouraging Catalogue 2019, which were promulgated by the National Development and Reform Commission of the PRC, or the NDRC, and the Ministry of Commerce of the PRC, or the MOFCOM, on June 30, 2019 and became effective on July 30, 2019. On June 23, 2020, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List 2020, which came into effect on July 23, 2020 and replaced the Negative List 2019. On December 27, 2020, the NDRC and the MOFCOM promulgated the Catalogue of Industries for Encouraged Foreign Investment (2020 Version), or the Encouraging Catalogue 2020, which came into effect on January 27, 2021 and replaced the Encouraging Catalogue 2019. Pursuant to the Encouraging Catalogue 2020 and the Negative List 2020, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative List are permitted foreign invested projects.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises. Since January 1, 2020, for carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System pursuant to these measures.

Regulations Related to Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by State Council of the PRC on September 25, 2000 and lasted amended on February 6, 2016, is the primary PRC law governing telecommunications services. The Telecom Regulations requires that telecommunication service providers procure operating licenses prior to commencing operations. The Telecom Regulations categorizes telecommunications services as basic or value-added, and further defines value-added telecommunications services as telecommunications and information services provided via public network infrastructure such as fixed networks, mobile networks and internet. According to the Catalogue, information services, Internet data centers, Internet access are value-added telecommunications services.

The Administrative Measures for the Licensing of Telecommunications Businesses, or the Telecom License Measures, was promulgated by the Ministry of Industry and Information Technology, or the MIIT. The Telecom License Measures initially became effective on April 10, 2009 and was revised on July 3, 2017, became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. An approved telecommunications services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its telecommunications services operating license.

The Administrative Measures for Internet Information Services, or the Measures for Internet, promulgated by the State Council on September 25, 2000, was amended on January 8, 2011 and took effect on the same date. Pursuant to the Measures for Internet, Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating permit from the MIIT or its provincial counterpart before engaging in any commercial Internet information service operations in China.

Regulation on foreign investment restrictions on value-added telecommunications services

Foreign direct investment in telecommunications companies in China are governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, the Encouraging Catalogue 2020 and the Negative List 2020. According to

aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may subject to the cap of 50% except for investment in an e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business overseas.

On July 13, 2006, the predecessor of the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular. According to the MIIT Circular, a foreign investor in the telecommunications services industry of China must establish an foreign-funded telecommunications enterprise and apply for a telecommunications business operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications business operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and fails to cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or SCNPC, China’s national legislative body, enacted the Decisions on Maintaining Internet Security, or the Decision, on December 28, 2000 and amended it on August 27, 2009. Pursuant to the Decision, persons may be subject to criminal liabilities in China for any attempt to activities such as: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe upon intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, which took effect on March 1, 2006. These regulations require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about their users for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records.

On November 7, 2016, the SCNPC issued the Cyber Security Law of the People’s Republic of China, or the Network Security Law, which took effect as of June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Network Security Law, a network operator, which includes, among others, Internet information services providers, must take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise provided by laws or regulations. And the Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect and use such information as necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or possible leak of the user’s personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the relevant telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

General Rules of the Civil Law of the PRC that was issued on March 15, 2017 and took effect on October 1, 2017 provides that natural persons’ personal information shall be protected by law and any organizations and individuals shall legally collect personal information and ensure the security of personal information collected. It is not allowed to illegally collect, use, process or transfer the personal information.

On May 2, 2017, the Cyberspace Administration of China, or the CAC, issued the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cyber security review requirements. Under the Measures for the Security Review of Network Products and Services (Trial), important cyber products and services purchased by networks, and information systems related to national security shall be subject to cybersecurity review. On April 13, 2020, the CAC promulgated the Measures for the Security Review, which became effective and superseded the Measures for the Security Review of Network Products and Services (Trial) since June 1, 2020. The Measures for the Security Review further requires operators of network product or service to prejudge the possible risks to national security if such product or service is put into use in the future. Where national security is or may be affected, an application for cybersecurity review shall be filed with the Cybersecurity Review Office.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released Interpretation on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarified several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including “citizen’s personal information”, “providing citizen’s personal information” and “illegally obtaining citizen’s personal information by other methods.” Any network service provider that refuses to perform the information security management obligation and to take corrective actions after being ordered by the regulatory authority, causing the divulgement of any citizen’s personal information and other serious circumstances shall be convicted and punished for the crime of refusing to perform the information network security management obligation in accordance with Criminal Law.

On November 15, 2018, the CAC issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require Internet information providers to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

The Civil Code of the PRC, which was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

Regulations Related to Mobile Internet Applications Information Services

The Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Applications Regulations, was promulgated by the Cyberspace Administration of PRC on June 28, 2016 and took effect on August 1, 2016. According to the Mobile Applications Regulations, relevant qualifications required by laws and regulations shall be acquired for providing information services through the mobile Internet applications. Moreover, under the Mobile Applications Regulations, mobile application information service providers shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) authenticate the identity information of the registered users, (ii) protect user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner, (iii) establish the mechanism for the verification and management of information contents, and take measures against the users who published any information content in violation of laws or regulations in light of the actual circumstances, and (iv) record users’ log information and keep such information for 60 days.

Pursuant to the Announcement of Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps issued and took effect on January 23, 2019, the Guideline to the Self-Assessment of Illegal Collection and Use of Personal Information by Apps issued and took effect on March 3, 2019, and the Methods for Identifying Unlawful Acts of Applications (Apps) to Collect and Use Personal Information issued and took effect on November 28, 2019, App operators shall follow the principle of legality, rightfulness and necessity for collection of personal information. Only personal information related to the service provided may be collected, and no personal information may be collected without the users’ express consent.

Regulations Related to Internet Audio-visual Program Services

On April 13, 2005, the State Council promulgated Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the MOC, SARFT, the GAPP, the NDRC and the MOFCOM, jointly adopted Opinions on Introducing Foreign Investments to the Cultural Sector. According to the above-mentioned regulations, non-state-owned capital and foreign investors are generally not allowed to conduct the business of transmitting audio-visual programs via information network.

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by the SARFT and the MII on December 20, 2007 and last amended on August 28, 2015, Internet audio-visual program service refers to activities of making, editing and integrating audio-visual programs, providing them to the general public via Internet, and providing audio-visual programs uploading and transmission services. An Internet audio-visual program service provider shall obtain an Audio-Visual Permit issued by the SARFT or complete certain registration procedures with the SARFT. On March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the Internet audio-visual programs, including those on mobile network (if applicable), and prohibits Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other prohibited elements.

Pursuant to the Audio-Visual Regulations, providers of Internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Internet Audio-Visual Program Regulations published on the SARFT’s website on February 3, 2008, the SARFT and MII clarified that providers of Internet audio-visual program services who had legally engaged in such services prior to the adoption of the Audio-visual Regulations shall be eligible to re-register their businesses and continue their operations of Internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to Internet audio-visual program service providers established after the adoption of the Audio-Visual Regulations. These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-Visual Permit, issued by SARFT on May 21, 2008 and amended on August 28, 2015.

According to the Administrative Provisions on Online Audio-visual Information Services, promulgated jointly by the CAC, the MCT and the NRTA on November 18, 2019, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the MCT, the NRTA, etc.

As of the date of this prospectus, we have not obtained an Audio-Visual Permit. For detailed analysis, see “Risk Factors—Risks Related to Our Business and Industry—We may fail to obtain or maintain all required licenses, permits and approvals to operate our business”

Regulations Related to Online Advertising Business

On April 24, 2015, the SCNPC enacted the Advertising Law of the People’s Republic of China, or the New Advertising Law, which became effective on September 1, 2015 and was amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of governmental authorities.

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Online Advertising, or the Internet Advertising Measures, effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media, including promotion through emails, texts, images, video with embedded links and paid-for search results. The Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service providers merely provide information services and are not involved in the Internet advertisement businesses. The Internet Advertising Measures specifically set out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from natural search results; (c) advertisements shall be published or distributed by means of the Internet without affecting the normal use of the network by users, and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications.

Regulations Related to Intellectual Property Protection

Copyright

On September 7, 1990, the Copyright Law of the People’s Republic of China, or the Copy right Law, came into effect, which was lasted amended on November 11, 2020 and will become effective as of June 1, 2021.Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitute infringements of copyrights. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In China, there is a voluntary registration system administered by the Copyright Protection Center of the PRC.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and latest amended on January 30, 2013, the National Copyright Administration issued Computer Software Copyright Registration Procedures on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

According to the currently effective Copyright Law, an infringer will be subject to various civil liabilities, including cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. In the case that the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement shall be deemed as the actual loss. Furthermore, if such illegal income is difficult to calculate as well, the competent people’s court shall decide the amount of the actual loss at its own discretion but in no case exceed RMB500,000.

As of the date of this prospectus, we have registered 61 computer software copyright and 5 copyright of works in PRC.

Patent Law

The SCNPC promulgated the Patent Law of the People’s Republic of China on March 12, 1984, which was most recently amended on October 17, 2020 and became effective on June 1, 2021. On January 19, 1985, the State Council promulgated the Implementation Regulation for the Patent Law, which was last amended in January 9, 2010. According to such Regulations, the Patent Office under the State Intellectual Property Office is the administrator to receive, examine, and approve the applications for patents in the PRC. The PRC patent system adopts a “first to file” principle. In the event that there are more than one person files applications for the same patent (such as inventions, utility models or designs), such patent shall be granted to the person who filed the application first. A patentable patent shall qualify three conditions: novelty, inventiveness and practical applicability.

Furthermore, patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs, starting from the application date. Subject to certain exceptions, any third-party user shall obtain prior consent or a proper license from the patent owner to use the patent, otherwise, such third-party may result in an infringement of the rights of the patent owner.

As of the date of this prospectus, we have held 21 registered patents in PRC.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the NPC on August 23, 1982, and was most recently amended on April 23, 2019 and became effective on November 1, 2019 and the Implementing Regulations of the Trademark Law of the People’s Republic of China promulgated by the State Council on April 3, 2002, and was most recently amended on April 29, 2014 and became effective on May 1, 2014, entities and individuals who need to acquire the right to exclusively use a trademark on the goods or services thereof in the course of business operations shall submit application to the Trademark Office for trademark registration. The exclusive right to use a registered trademark is limited to the trademark registered and to the goods in respect of which the registration has been made. The period of validity of a registered trademark is ten years, starting from the date of registration. Trademark registrants can renew the registration within twelve months before the expiry of the period of validity. Noticeably, the new amendment specifies that a bad faith application for trademark registration for the purpose other than use shall be rejected.

As of the date of this prospectus, we have 281 registered trademarks in PRC.

Domain Names

According to the Administrative Measures for Internet Domain Names, which was issued by the MIIT on August 24, 2017 and came into effect on November 1, 2017, MIIT is responsible for managing internet network domain names of China. The “.CN” and the “zhongguo (in Chinese character)” shall be China’s national top level domains. The principle of “first-to-file” is adopted for domain name services. The applicant of domain name registration shall provide the agency of domain name registration with the true, accurate and complete information about the domain name holder’s identity for the registration purpose, and sign the registration agreements. Upon the completion of the registration process, the applicant will become the holder of the relevant domain name.

As of the date of this prospectus, we have held 68 domain names relating to our business.

Regulations Related to Competition and Anti-Monopoly

Anti-monopoly Law of the PRC or the Anti-monopoly Law, which was promulgated by SCNPC on August 30, 2007 and took effect on August 1, 2008, prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition. Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, by (i) joint boycotting transactions, (ii) fixing or changing the price of commodities, (iii) limiting the output of commodities, (iv) allocating the markets for sales or purchases of raw materials, (v) limiting the purchase of new technology and new facilities or the development of new products and new technology, (vi) fixing the price of commodities or restricting the lowest price of commodities for resale to third parties; or (vii) other acts stipulated by laws or identified by relevant governmental authorities, unless such agreement can satisfy the limited exemptions under the Anti-monopoly Law. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed).

Besides, a business operator with a dominant market position may not abuse its dominant market position by (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices, (ii) selling products at prices below cost without any justifiable cause, (iii) refusing to trade with a trading party without any justifiable cause, (iv) requiring a counterparty to trade exclusively with it or undertakings appointing by it without legitimate reasons, (v) tie-in sales or imposing other unreasonable trading conditions without justifiable cause, (vi) applying differentiated prices or other transaction terms to equivalent counterparties; or other acts identifies by relevant governmental authority. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

Competition among business operators is generally governed by the Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which was promulgated by SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019 respectively. According to the Anti-unfair Competition Law, when trading on the market, operators must abide by the principles of voluntariness, equality, fairness and honesty and observe laws and business ethics. Acts of operators constitute unfair competition where they contravene the provisions of the Anti-unfair Competition Law and disturb market competition with a result of damaging the lawful rights and interests of other operators or consumers. When the lawful rights and interests of an operator are damaged by the acts of unfair competition, it may institute proceedings in a people’s court. In comparison, where an operator commits unfair competition in contravention of the provisions of the Anti-unfair Competition Law and causes damage to another operator, it will be responsible for compensating for the damages. Where the losses suffered by the injured operator are difficult to calculate, the amount of damages will be the profit gained by the infringer through the infringing act. If an operator seriously infringes a trade secret in bad faith, the amount of compensation the operator will undertake will be up to not more than five times the amount of such damages. The infringer will also bear all reasonable costs paid by the injured operator to prevent the infringement.

Regulations Related to Foreign Exchange

Regulations Related to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in PRC are the Administrative Regulations for Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Regulations, which was revised on August 5, 2008 by the State Council. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

The SAFE released the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, on March 30, 2015 and it became effective on June 1, 2015 and was partially repealed on December 30, 2019. In accordance with the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the “discretional foreign exchange settlement” approach. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%, while SAFE can adjust the aforementioned proportion in due time based on the situation of international balance of payments. On June 9, 2016, the SAFE published the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, and it took effect at the same time. According to the SAFE Circular 16, enterprises that have registered in the PRC may also discretionally determine to convert their foreign debts from foreign currency to RMB.

The SAFE issued the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, on February 13, 2015, and it took effect on June 1, 2015. The SAFE Circular 13 requires PRC residents or entities to register with qualified banks rather than SAFE or its local branches with relation to the direct investment in foreign exchange beyond China.

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which has become effective on the same date, replacing the former circular commonly known as Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75, published by SAFE on October 21, 2005.

Under SAFE Circular 37, PRC residents, including PRC individuals and institutions, shall register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned onshore or offshore assets or interests, as a “special purpose vehicle” under SAFE Circular 37. SAFE Circular 37 further requires amendment to the registration in the event of any significant or material changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division. In the event that a PRC shareholder holding equity interests in a special purpose vehicle fails to comply with the required SAFE registration, the PRC subsidiaries of such special purpose vehicle may be prohibited from making profit distributions to its offshore parent company and prohibited from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related PRC residents and individuals may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE offices may have different views and procedures on the interpretation and implementation of the SAFE Regulation, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

Regulations Related to Stock Incentive Plans

The Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the SAFE Circular 7, was enacted by SAFE on February 15, 2012 and became effective on the same date. Under the Circular 7 and other relevant rules, domestic employees, directors, supervisors, consultants and other senior management taking part in any equity incentive plan of an overseas publicly-listed company who is a PRC citizen or non-PRC citizen residing in China for a continuous period of no less than one year shall complete the registration and other several procedures with SAFE and its local branch. The PRC residents joining in the equity incentive plan must retain one domestic qualified agent to handle the registration in SAFE, opening of bank account, capital transfer and other procedures relevant to the equity incentive plan. At the same time, an overseas institution shall be entrusted, as well, to perform the exercise, trade the corresponding shares or equities, capital transfer and other issues. The income of foreign exchange PRC residents by selling out the shares according to the equity incentive plan and the dividend distributed by the overseas-listed company shall be distributed to the PRC residents after being remitted to the bank account in China opened by the domestic institutions. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before he/she would exercise the rights of share incentive plans.

Failure to complete the SAFE registrations may result in fines and legal sanctions on such domestic individuals and may also limit their capability to contribute additional capital into the wholly foreign-owned subsidiary in China and further limit such subsidiary’s capability to distribute dividends.

Regulations Related to Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and recently came into effect on January 1, 2020.

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official Website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this new PRC regulation remains unclear, with no consensus regarding the scope of the applicability of the CSRC approval requirements.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6,

which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the MOFCOM on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Regulations Related to Employment, Social Insurance and Housing Provident Fund

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers.

On June 29, 2007, the SCNPC promulgated the PRC Labor Contract Law, which became effective as of January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, which requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the PRC Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the PRC Labor Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the PRC Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

In accordance with the PRC Labor Contract Law, an employer shall control the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. An employer that is in violation thereof shall be ordered to make correction by the labor administrative department. Where no correction is made by the prescribed deadline, the employer shall be subject to a fine ranging from RMB5,000 to RMB10,000 for each dispatched worker.

According to the Law of Social Security of the PRC, which was promulgated on October 28, 2010 and effective from July 1, 2011, and was subsequently amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums, Regulations on Work Injury Insurance, Regulations on Unemployment Insurance and Trial Measures on Employee Maternity Insurance of Enterprises, the employer shall register with the social insurance authorities and contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; and where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

According to the Regulations on Management of Housing Provident Fund, which was effective on April 3, 1999 and last amended on March 24, 2019, employers shall undertake to register with the competent administrative center of housing provident fund, or the Center, and upon the verification by the Center, open accounts of housing provident fund for their employees at the relevant bank. Enterprises are also obliged to timely pay and deposit housing provident fund for their employees in full amount.

The employer shall process housing provident fund payment and deposit registrations with the Center. Companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees shall be ordered by the Center to complete such procedures within a prescribed time limit, failure of which will result in a fine of not less than RMB10,000 but not more than RMB50,000. When an employer breaches these regulations and fails to pay up housing provident fund contributions in full amount as due, the Center shall order such employer to pay up within a prescribed time limit. Where the payment and deposit has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

Regulation Related to Taxation

PRC Enterprise Income Tax Law

The Enterprise Income Tax Law which was enacted by the National People’s Congress on March 16, 2007 and amended on February 24, 2017 and December 29, 2018 and the Implementing Rules of the Enterprise Income Tax Law which was promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, or collectively, the PRC EIT Law. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with a “de facto management body” with in China is considered a “resident enterprise”, which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

PRC Value-added Tax and Business Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax promulgated by the PRC State Council on December 13, 1993 and its implementation regulations promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and subsequently amended by the MOF and the State Administration of Taxation on December 18, 2008 and October 28, 2011, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

The Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan, was promulgated by the Ministry of Finance and the State Administration of Taxation in November 2011. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services and VAT of a rate of 3% applies to small-scale taxpayer. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to Value-added Tax Rates issued on April 4, 2018, which came into effect on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have Value-added Tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively.

In accordance with the Announcement on Relevant Policies for Deepening Value-Added Tax Reform issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on March 20, 2019, which came into force on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16% applies currently, it shall be adjusted to 13%; and the currently applicable VAT rate of 10% shall be adjusted to 9%.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position

Xiaohuang Huang	37	Co-Founder and Chairman of the Board

Hang Chen	35	Co-Founder, Director and Chief Executive Officer

Hao Zhu	36	Co-Founder, Director and Chief Technology Officer

Bei Shen	42	Director and Chief Financial Officer

Kuiguang Niu	43	Director

Ji-xun Foo	53	Director

Kevin C. Wei†	54	Director Appointee

Note:
†	Mr. Kevin C. Wei has accepted appointment as our director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Mr. Xiaohuang Huang is our co-founder and chairman of the Board of directors. Before co-founding our company, Mr. Huang was a software engineer at NVIDIA Corporation from 2010 to 2011. Mr. Huang received a bachelor’s degree in computer science from Zhejiang University, Chu Kochen Honors College in 2007 and a master’s degree in computer science from University of Illinois Urbana-Champaign in 2010.

Mr. Hang Chen is our co-founder, director and Chief Executive Officer. Before co-founding our company, Mr. Chen was a research assistant at the National Center for Supercomputing Applications of the United States from 2008 to 2010. Mr. Chen received a bachelor’s degree in computer science from Zhejiang University, Chu Kochen Honors College in 2007 and a master’s degree in computer science from University of Illinois Urbana-Champaign in 2010.

Mr. Hao Zhu is our co-founder, director and Chief Technology Officer. Before co-founding our company, Mr. Zhu was a software engineer at Microsoft Corp from 2009 to 2011 and a software engineer at Amazon.com from 2011 to 2012. Mr. Zhu received a bachelor’s degree in computer science and technology from Tsinghua University in 2007 and a master’s degree in computer science from University of Illinois Urbana-Champaign in 2009.

Mr. Bei Shen has served as our Chief Financial Officer since September 2019 and has served as our director since June 2021. Before joining our company, Mr. Shen was an executive director of Goldman Sachs Gao Hua Securities Co., Ltd. Prior to that, Mr. Shen worked as an associate at J.P. Morgan Securities (Asia Pacific) Limited from 2007 to 2010 and a senior analyst at Citigroup Global Markets, Inc. from 2002 to 2005. Mr. Shen received a bachelor’s degree from Colgate University in 2002 and an MBA degree from Columbia Business School in 2007.

Mr. Kuiguang Niu has served as our director since January 2018. Mr. Niu is currently a partner of IDG Capital. Prior to joining IDG Capital in 2007, he worked at McKinsey & Company. Mr. Niu has served as an independent director of Kingsoft Cloud Holdings Limited (Nasdaq: KC) since 2015. Mr. Niu holds a master’s and a bachelor’s degree in Computer Science and Technology from Tsinghua University.

Mr. Ji-xun Foo served as our director between August 2014 and September 2020 and has been re-appointed as a director since March 2021. Mr. Foo is currently the managing partner of GGV Capital. Before joining GGV

Capital in 2006, he was a director at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund. Prior to that, Mr. Foo worked as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore from 1996 to 2000 and was the leader of a research and development project at Hewlett Packard from 1993 to 1996. Mr. Foo received his master of Science degree in management of technology in 1997 and his bachelor’s degree in engineering in 1993 from National University of Singapore.

Mr. Kevin C. Wei will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statements on Form F-1, of which this prospectus is a part. Mr. Wei has been a managing partner of Fontainburg Corporation Limited, a corporate finance advisory firm, since November 2013. Mr. Wei currently serves as the non-executive chairman of the board of Tibet Water Resources Holdings Ltd. (HKEX: 1115), and as an independent director and the chairman of audit committee of each of Alphamab Oncology (HKEX: 9966) and Nexteer Automotive Group (HKEX: 1316). Mr. Wei served as the Chief Financial Officer of IFM Investments Limited (NYSE: CTC), a New York Stock Exchange listed company headquartered in Beijing, from December 2007 to September 2013, and served as its director from November 2008 until December 2014. From 2006 to 2007, Mr. Wei served as the Chief Financial Officer of Solarfun Power Holdings Co., Limited (Nasdaq: SOLF), a Nasdaq listed solar company (now known as Hanwha SolarOne Co., Ltd. and relisted on NASDAQ as Hanwha SolarOne (Nasdaq: HSOL)). From 1999 to 2005, Mr. Wei worked in the internal audit and risk management functions for multinational companies including LG Philips Displays International Ltd. From 1991 to 1999, Mr. Wei worked at KPMG LLP and Deloitte Touche LLP in various audit and consulting roles in the United States of America and China. Mr. Wei graduated from Central Washington University in 1991, where he received his Bachelor’s degree (cum laude) with a double major in accounting and business administration.

We have determined that each of Kuiguang Niu, Ji-xun Foo and Kevin C. Wei satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, provided (i) such director has declared the nature of his interest at the meeting of the board, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules; and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe a duty to our company to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	selecting and removing senior management;

•	providing employee benefits and pensions;

•	managing our company’s finance and bank accounts;

•	evaluating the performance and determining the compensation level of chief executive officer;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, our company shall have not less than three directors, and there shall be no maximum number of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

We will establish an audit committee, a compensation committee and a nominating and corporate governance committee immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Kevin C. Wei, Bei Shen and Ji-xun Foo. Kevin C. Wei will be the chairperson of our audit committee. We have determined that each of Kevin C. Wei and Ji-xun Foo satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. We have determined that Kevin C. Wei satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. Our audit committee will be responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	review responsibilities, budget, compensation and staffing of our internal audit function;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management and internal auditors;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee will initially consist of Xiaohuang Huang, Kuiguang Niu and Ji-xun Foo. Xiaohuang Huang will be the chairperson of our compensation committee. We have determined that each of Kuiguang Niu and Ji-xun Foo satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our compensation committee will be responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and relevant senior officers and determining the compensation of relevant senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for relevant senior officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Xiaohuang Huang, Kuiguang Niu and Ji-xun Foo. Xiaohuang Huang will be the chairperson of our nominating and corporate governance committee. We have determined that each of Kuiguang Niu and Ji-xun Foo satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

•	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and

•

advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately RMB2.0 million (US$0.3 million) in cash and benefits to our executive officers. During the year ended December 31, 2020, we did not pay our non-employee directors. For share incentive grants to our officers and directors, see “—Equity Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for up to two years following the last date of employment. Specifically, each executive officer has agreed not to (i) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, agent or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2014 Equity Incentive Plan

We adopted an equity incentive plan in 2014, or the 2014 Plan, as amended. As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be issued pursuant to awards granted under our equity incentive plan is 212,976,607 ordinary shares. As of the date of this prospectus, options to purchase a total of 209,639,792 ordinary shares have been granted and are outstanding, excluding options that were forfeited or canceled after the relevant grant dates. The following paragraphs summarize the principal terms of our equity incentive plan.

•	Types of Awards. Our equity incentive plan permits awards of options, share appreciation rights, or the SAR, or other similar rights.

•	Plan Administration. With respect to grants of awards to our directors and officers, our equity incentive plan is administered by our Board or a committee designated by our Board.

•

Share Award Agreement. Awards granted under our equity incentive plan are evidenced by a share award agreement that sets forth terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend or cancel an award.

•

Exercise Price. The exercise or strike price of each option or SAR granted to a US participant will be not less than one hundred percent (100%) of the fair value of the ordinary shares subject to the option or SAR on the date the share award is granted or in a manner consistent with the provisions of Section 409A of the US Internal Revenue Code of 1986, as amended, and other applicable law. The exercise or strike price of each option or SAR granted to a participant that is not a U.S. participant shall be determined by the Board and shall comply with applicable laws. In addition, no option or SAR may be granted with an exercise or strike price lower than the par value of the ordinary shares, if any.

•	Eligibility. We may grant awards to our employees, directors and consultants.

•	Term of the Awards. No option will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the share award agreement.

•

Vesting Schedule. The total number of ordinary shares subject to an option or SAR vest and become exercisable in periodic installments. Specifically, twenty-five percent (25%) of the shares vest on the first anniversary of the vesting commencement date, with the remaining seventy-five percent (75%) of the shares to vest annually thereafter in three (3) years with equal annual installments.

•

Transfer Restrictions. An option or SAR will not be transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the option or SAR in a manner that is not prohibited by applicable tax and securities laws. The Board may, in its sole discretion, impose such limitations on the transferability of options and SARs as the Board will determine.

•

Termination. The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the equity incentive plan will automatically terminate on the day before its tenth (10th) anniversary.

The following table summarizes the share options granted and outstanding under our 2014 Equity Incentive Plan as of the date of this prospectus, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaohuang Huang	13,404,240	(1)	0.0376	August 29, 2014	August 29, 2024
Hang Chen	13,404,240	(1)	0.0376	August 29, 2014	August 29, 2024
Hao Zhu	13,404,240	(1)	0.0376	August 29, 2014	August 29, 2024
Bei Shen	*	(2)	0.0250	August 5, 2019	August 5, 2029
Other grantees	159,427,072	(2)	0.000025-0.032693	July 2, 2012 - June 30, 2021	July 2, 2022 - June 30, 2031

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
(1)	Class B ordinary shares.
(2)	Class A ordinary shares.

2021 Share Incentive Plan

To promote the success and enhance the value of our company, in June 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, which will become effective immediately prior to the completion of this offering. Under the 2021 Plan, the maximum aggregate number of ordinary shares available for issuance, or the Award Pool, shall initially be 1.5% of the ordinary shares of our company outstanding immediately upon completion of this offering. The Award Pool will be increased on an annual basis for each fiscal year of our company during the term of 2021 Plan commencing on the year following the one in which this offering occurs, by the lesser of (i) an amount equal to 1.5% of the total number of ordinary shares of our company issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of ordinary shares as may be determined by our board of directors. As of the date of this prospectus, no award has been granted or outstanding under the 2021 Plan.

The following paragraphs summarizes the principal terms of the 2021 Plan:

•

Type of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by the board of directors or a committee of one or more members of the board of directors.

•

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

•	Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award,

the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

•

Eligibility. We may grant awards to directors, employees and consultants of our company or any of our affiliates, which include our parent company, subsidiaries and any entities in which our parent company or a subsidiary of our company holds a substantial ownership interest.

•	Vesting Schedule. The vesting schedule of each award granted under 2021 Plan will be set forth in the relevant award agreement.

•

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

•

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

•

Termination and Amendment of the 2021 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2021 Plan in accordance with our articles of association. Unless terminated earlier, the 2021 Plan will expire automatically in 2026, on the fifth anniversary of its effective date. Without the prior written consent of the participant, no amendment may adversely affect in any material way any award previously granted pursuant to the plan.

Restricted Shares Agreements

In connection with each round of our private equity financing, our co-founders Messrs. Xiaohuang Huang, Hang Chen and Hao Zhu, each entered into a restricted shares agreement with us and our preferred shareholders, pursuant to which a certain number of ordinary shares held by them became restricted shares subject to vesting on a monthly basis over an agreed period. At the end of the vesting periods, all such shares will have vested and will no longer constitute restricted shares. In the event that a co-founder voluntarily and unilaterally terminates his employment or service contract with us, or his employment or service relationship is terminated by us for cause as specified in the applicable agreement, we will have the right to repurchase all of the co-founder’s restricted shares that have not then vested at a price per share equal to the par value of such restricted shares.

As of January 1, 2019, there were 118,025,722 unvested restricted shares subject to vesting over 13 months. Pursuant to the fourth amended and restated restricted shares agreements dated August 12, 2019, which are signed in connection with our series D+ preferred share financing, there were a total of 54,473,410 restricted share subject to vesting in a period over 24 months. Pursuant to the fifth amended and restated restricted shares agreements dated September 25, 2020, which are signed in connection with our series E preferred share financing and replace the fourth amended and restated restricted shares agreements in their entirety, there were a total of 27,236,705 restricted share subject to vesting in a period over 24 months. As of the date of this prospectus, there were a total of 17,022,941 restricted shares subject to vesting in a period over 15 months.

For accounting purposes, these restricted shares have been reflected retrospectively similar to a reverse stock split, with a grant of such restricted shares on the date when the restriction was imposed at their then fair value. The grant is recognized as compensation expenses over the vesting periods.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 1,203,790,528 ordinary shares outstanding on an as-converted basis as of the date of this prospectus and              ordinary shares outstanding immediately after the completion of this offering, consisting of              Class A ordinary shares and 432,787,280 Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option. Assuming that our co-founders exercise the options granted to them under our 2014 Equity Incentive Plan to acquire an aggregate of 40,212,720 Class B ordinary shares upon the completion of this offering, the total ordinary shares outstanding immediately after this offering will be              ordinary shares, consisting of              Class A ordinary shares (or              Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 473,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis	% of Beneficial ownership	% of Aggregate Voting Power**
	Number	%
Directors and Executive Officers*:
Xiaohuang Huang(1)	238,000,000	19.6
Hang Chen(2)	170,000,000	14.0
Hao Zhu(3)	65,000,000	5.3
Bei Shen	—	—
Kuiguang Niu	—	—
Ji-xun Foo	—	—
Kevin C. Wei†	—	—
All Directors and Executive Officers as a Group	473,000,000	38.0

Principal Shareholders:
Wintermatch International Limited(1)	238,000,000	19.6
Entities affiliated with IDG(4)	198,589,226	16.5
Entities affiliated with GGV(5)	173,577,428	14.4
Ineffable International Limited(2)	170,000,000	14.0
Shunwei Growth III Limited(6)	128,846,169	10.7
HH SUM-I Holdings Limited(7)	82,518,130	6.9
Peekaboo International Limited(3)	65,000,000	5.3

*

Business address of Mr. Xiaohuang Huang, Mr. Hang Chen, Mr. Hao Zhu and Mr. Bei Shen is Floor 11, Building 1, Matrix International, No. 515 Yuhangtang Road Gongshu District, Hang Zhou, People’s Republic of China. Mr. Kuiguang Niu’s business address is 6F Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Ji-xun Foo’s business address is Unit 3501, 8 Century Avenue Pudong New Area, Shanghai, People’s Republic of China.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to fifteen votes per share, while each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a one-for-one basis.

†

Mr. Kevin C. Wei has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents 224,595,760 ordinary shares directly held by Wintermatch International Limited, a British Virgin Islands company wholly owned by Mr. Xiaohuang Huang, and 13,404,240 ordinary shares that Mr. Xiaohuang Huang may acquire upon the completion of this offering by exercising the options granted to him under our 2014 Plan. All the ordinary shares held by Wintermatch International Limited will be re-designated and reclassified as Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 156,595,760 ordinary shares directly held by Ineffable International Limited, a British Virgin Islands company wholly owned by Mr. Hang Chen, and 13,404,240 ordinary shares that Mr. Hang Chen may acquire upon the completion of this offering by exercising the options granted to him under our 2014 Plan. All the ordinary shares held by Ineffable International Limited will be re-designated and reclassified as Class B ordinary shares immediately prior to the completion of this offering.

(3)

Represents 51,595,760 ordinary shares directly held by Peekaboo International Limited, a British Virgin Islands company wholly owned by Mr. Hao Zhu, and 13,404,240 ordinary shares that Mr. Hao Zhu may acquire upon the completion of this offering by exercising the options granted to him under our 2014 Plan. All the ordinary shares held by Peekaboo International Limited will be re-designated and reclassified as Class B ordinary shares immediately prior to the completion of this offering.

(4)

Represents (i) 120,000,000 ordinary shares issuable upon the conversion of 120,000,000 Series A preferred shares held by IDG Technology Venture Investment IV, L.P., a Delaware Limited Partnership, and (ii) 78,589,226 ordinary shares issuable upon the conversion of 51,063,840 Series A-1 preferred shares, 4,773,040 Series B-2 preferred shares, 5,022,520 Series C preferred shares and 17,729,826 Series D-2 preferred shares held by IDG Technology Venture Investment V, L.P. IDG Technology Venture Investment IV, LLC is the general partner of IDG Technology Venture Investment IV, L.P. IDG Technology Venture Investment V, LLC is the general partner of IDG Technology Venture Investment V, L.P. Chi Sing Ho and Quan Zhou each holds 50% of the voting rights of both IDG Technology Venture Investment IV, LLC and IDG Technology Venture Investment V, LLC. and therefore they share the voting power and investment discretion of IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment V, L.P. The registered address of IDG Technology Venture Investment IV, L.P. is The Corporation Trust Company, 1209 Orange Street, Wilmington Delaware 19801, USA. The registered address of IDG Technology Venture Investment V, L.P. is The Corporation Trust Company, 1209 Orange Street, Wilmington Delaware 19801, USA. All the preferred shares held by the entities affiliated with IDG will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents (i)162,126,165 ordinary shares issuable upon the conversion of 115,187,600 Series B-1 preferred shares, 31,639,000 Series C preferred shares, 10,688,862 series D preferred shares and 4,610,703 Series E preferred shares held by GGV Capital V L.P., a Delaware partnership, (ii) 5,950,054 ordinary shares issuable upon the conversion of 4,227,400 Series B-1 preferred shares, 1,161,160 Series C preferred shares, 392,281 Series D-1 preferred shares and 169,213 Series E preferred shares held by GGV Capital V Entrepreneurs Fund L.P., and (iii) 5,501,209 ordinary shares issuable upon the conversion of 2,242,515 Series D+1 preferred shares, 1,346,727 Series D+2 preferred shares and 1,911,967 Series E preferred shares held by Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. Ji-xun Foo, Hans Tung, Jenny Hongwei Lee, Glenn Solomon and Jeff Richards share the voting and investment power of GGV Capital V L.L.C, which is the General Partner of GGV Capital V L.P. They also share the voting and investment power of GGV Capital V L.L.C, which is the General Partner of GGV Capital V L.P. Ji-xun Foo, Jenny Hongwei Lee and Bingdong Xu also shared the voting rights of Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership). The registered address of GGV Capital V L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle. The registered address of GGV Capital V Entrepreneurs Fund L.P. is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle. The registered address of Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership) is Floor 1, Building 1, 251 Yaohua Road, Chinese (Shanghai) Pilot Free Trade Zone, Pudong New Area, Shanghai, PRC. All the preferred shares held by the entities affiliated with GGV will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 128,846,169 ordinary shares issuable upon the conversion of 3,665,890 Series D+1 preferred shares, 2,201,524 Series D+2 preferred shares, 118,198,839 Series D-2 preferred shares and 4,779,916 series E preferred shares held by Shunwei Growth III Limited, a British Virgin Islands company. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund II, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. The shareholders of Shunwei Capital Partners III GP Limited are Grand Energy Ventures Limited (a company incorporated under the laws of British Virgin Islands, which is wholly owned by Lei Jun), and Silver Unicorn Ventures Limited (a company incorporated under the laws of British Virgin Islands, which is wholly owned by Koh Tuck Lye). Silver Unicorn Ventures Limited holds more than 50% shares of Shunwei Capital Partners III GP Limited. Grand Energy Ventures Limited holds less than 50% shares of Shunwei Capital Partners III GP Limited. Koh Tuck Lye is the ultimate controlling person of Shunwei Capital Partners III GP Limited. The registered address of Shunwei Growth III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. All the preferred shares held by Shunwei Growth III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 82,518,130 ordinary shares issuable upon the conversion of 33,637,731 Series D+1 preferred shares, 20,200,902 Series D+2 preferred shares, and 28,679,497 Series E preferred shares held by HH SUM-I Holdings Limited, a Cayman Islands company wholly owned by Hillhouse Fund IV, L.P. Hillhouse Capital Management, Ltd. acting as the sole management company of Hillhouse Fund IV, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by HH SUM-I Holdings Limited, except to the extent of his pecuniary interest therein. The registered address of HH SUM-I Holdings Limited is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. All the preferred shares held by HH SUM-I Holdings Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, 429,918,433 of our shares are held by seven record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See “Corporate History and Structure—Contractual Arrangements with our VIE and Its Shareholders.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Equity Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000, divided into 4,000,000,000 shares of par value US$0.000025 each, including (a) 3,248,656,312 ordinary shares, and (b) 751,343,688 preferred shares, (i) 120,000,000 of which are designated as series A preferred shares, (ii) 51,063,840 of which are designated as series A-1 preferred shares, (iii) 195,153,492 of which are designated as series B-1 preferred shares, (iv) 7,822,240 of which are designated as series B-2 preferred shares, (v) 57,581,200 of which are designated as series C preferred shares, (vi) 11,081,143 of which are designated as series D-1 preferred shares, (vii) 166,955,859 of which are designated as series D-2 preferred shares, (viii) 39,546,136 of which are designated as series D+1 preferred shares, (ix) 23,749,153 of which are designated as Series D+2 Preferred Shares, (x) 78,390,625 of which are designated as series E preferred shares.

As of the date of this prospectus, we had following shares issued and outstanding: (i) 452,446,840 ordinary shares, (ii) 120,000,000 series A preferred shares, (iii) 51,063,840 series A-1 preferred shares, (iv) 195,153,492 series B-1 preferred shares, (v) 7,822,240 series B-2 preferred shares, (vi) 57,581,200 series C preferred shares, (vii) 11,081,143 series D-1 preferred shares, (viii) 166,955,859 series D-2 preferred shares, (ix) 39,546,136 series D+1 preferred shares, (x) 23,749,153 series D+2 preferred shares and (xi) 78,390,625 series E preferred shares. All of our shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be US$200,000 divided into 8,000,000,000 shares, comprising of (i) 5,527,000,000 Class A ordinary shares of a par value of US$0.000025 each, and (ii) 473,000,000 Class B ordinary shares of a par value of US$0.000025 each, and (iii) 2,000,000,000 undesignated shares of a par value of US$0.000025 each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into Class A ordinary shares on a one-for-one basis, and all the ordinary shares beneficially owned by our three co-founders, Xiaohuang Huang, Hang Chen and Hao Zhu, will be redesignated into Class B ordinary shares on a one-for-one basis. Following such conversion, we will have                  ordinary shares issued and outstanding prior to the completion of this offering. All of our shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in this offering will be issued as fully paid.

Upon the completion of this offering, our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 2,000,000,000 undesignated shares, including preferred shares, in one or more classes or series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our ordinary shares. The issuance of our other shares, including potentially preferred shares, could adversely affect the voting power of holders of ADSs and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of other shares, including preferred shares, could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Our Amended and Restated Memorandum and Articles of Association

Our shareholders intend to adopt an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the amended and restated memorandum and articles of association that we expect will become effective immediately prior to completion of this offering, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to fifteen votes on all matters subject to vote at our general meetings.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifteen votes. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2) on a poll, each shareholder shall be entitled to one vote per ordinary share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of ordinary shares which cast by those of our shareholders who attend and vote at the meeting. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares in any event. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our three co-founders or an affiliate controlled by one or more of our co-founders, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not one of our co-founders or an affiliate controlled by one or more of our co-founders, each such Class B ordinary share shall be automatically and immediately converted into one of Class A ordinary share.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as The Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of The Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors and we may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rights, conversion rights, voting rights;

•	the rights and terms of redemption and liquidation preferences; and

•	any other powers, preferences and relative, participating, optional and other special rights.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exclusive Forum Selection Clauses. Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Our articles further provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with our articles or otherwise, including any questions regarding their existence, validity, formation or termination. The Cayman exclusive forum provision does not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Securities Exchange, or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring our share, ADSS or other securities are deemed to have notice of, irrevocably agreed and consented to the exclusive forum provisions.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As a Cayman Islands exempted company, we may but are not obliged by law to call shareholders’ annual general meetings. See “—Our Amended and Restated Memorandum and Articles of Association—General Meetings of Shareholders” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or, if we are unable to pay our debts as they fall due, by an ordinary resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years:

Preferred Shares

On August 12, 2019, we issued 33,637,731, 3,665,890 and 2,242,515 Series D+1 Preferred Shares to HH SUM-I Holdings Limited, Shunwei Growth Ill Limited and Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership), respectively. On the same day, we also issued 20,200,902, 2,201,524 and 1,346,727 Series D+2 Preferred Shares to HH SUM-I Holdings Limited, Shunwei Growth Ill Limited and Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership), respectively. We received a total consideration of around US$35 million from the issuance of the Series D-1 and Series D-2 preferred shares.

On September 25, 2020, we issued 28,679,497, 28,679,497, 4,610,703, 169,213 and 4,779,916 Series E preferred shares to Coatue PE Asia 36 LLC, HH SUM-I Holdings Limited, GGV CAPITAL V LP., GGV CAPITAL V ENTREPRENEURS FUND LP. and Shunwei Growth Ill Limited, respectively. On November 9, 2020, we issued 1,911,967 Series E preferred shares to Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership). On November 13, 2020, we issued 9,559,832 Series E preferred shares to NEW GULTAR LIMITED. We received a total consideration of around US$82 million from the issuance of the Series E preferred shares.

Options

We have granted options to purchase our ordinary shares to certain of our executive officers and employees. See “Management—Equity Incentive Plans.”

Shareholders Agreement

We entered into our fifth amended and restated shareholders agreement on September 25, 2020 with all of our shareholders at that time, which consisted of holders of ordinary shares and preferred shares, including our principal shareholders disclosed in “Principal Shareholders.”

The shareholders agreement provides for certain preferential rights, including right of first refusal, co-sale rights and provisions governing the board of directors and other corporate governance matters. As of the date of this prospectus, among our directors, Kuiguang Niu was nominated by entities affiliated with IDG and Ji-xun

Foo was nominated by entities affiliated with GGV, pursuant to the shareholders agreement. Those preferential rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our fifth amended and restated shareholders agreement dated September 25, 2020, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Registration Other Than on Form F-3 or Form S-3. If at any time beginning six (6) months following the effective date of the registration statement, holders holding ten percent (10%) or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration of each initiating holder’s registrable securities or any lesser percentage of each initiating holder’s registrable securities if the anticipated gross receipts from the offering (of the registrable securities that the initiating holders and other holders elect to include in such registration) exceed US$5,000,000 on any internationally recognized exchange that is reasonably acceptable to such requesting holders. Upon receipt of such a request, we shall (x) promptly give written notice of the proposed registration to all other holders and (y) as soon as practicable, use our reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We shall not be obligated to effect more than three (3) registrations that have been declared and ordered effective.

Registration on Form F-3 or Form S-3. If we receive from any holder of the registrable securities then outstanding a request or requests that we effect a registration on Form F-3 or Form S-3 for which the anticipated gross receipts of such holder from the sale of registrable securities sought to be included in such registration statement shall exceed US$500,000. Upon receipt of such a request, we should (i) promptly give written notice of the proposed registration to all other holders and (ii) as soon as practicable, cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) days after our delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction. We shall be obligated to effect no more than two (2) registrations that have been declared and ordered effective within any twelve (12)-month period.

Piggyback Registration Rights. If we propose to register for our own account, or for the account of any holder of the equity securities of the company (other than registrable securities), any of our or such holder’s equity securities, respectively, in connection with the public offering, we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen (15) days after delivery of such notice, we shall include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, subject to certain limitations.

Expenses of Registration. We will bear all expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations pursuant to the shareholders agreement. Each holder participating in the registration shall bear such holder’s proportionate share (on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration) of the underwriting discounts and selling commissions applicable to the sale of registrable securities.

Termination of Obligations. The registration rights set forth above will terminate upon the earliest of (a) the date that is five (5) years from the date of closing of this offering, and (b) with respect to any holder, the date on which such holder may sell without registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may: (i) sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or (ii) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

•	all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

To the extent that (A) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (B) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given in accordance with the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

If the shares are not listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then after such date fixed for termination (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares and/or deposited securities to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and/or deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each register ADR holder a share certificate representing the shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After we receive the copy of the ADR register and the shares and/or deposited securities from the depositary, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the shares to the registered ADR holders entitled thereto and (ii) for its obligations to the depositary and its agents.

If the shares are listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then instead of the provisions in the prior paragraph, after the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs, except to receive and hold (or sell) distributions on shares and/or deposited securities and deliver shares and/or deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary has agreed to use its reasonable efforts to sell the shares and/or deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the registered ADR holders not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

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not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing                 Class A ordinary shares, or approximately                % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to list the ADSs on the Nasdaq Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[All of our shareholders, certain of our option holders and all of our directors and executive officers have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions.

In addition, through a letter agreement, we will instruct                , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

•

1% of our then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal approximately                 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our Class A ordinary shares, in the form of ADSs or otherwise, on the Nasdaq Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—History of Securities Issuances—Registration Rights.”

TAXATION

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

No other taxes are likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, as of the date hereof and which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any U.S. federal estate, gift, Medicare or alternative minimum tax considerations, special accounting rules under Section 451(b) of the Code, or any U.S. state or local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. This discussion also does not address all tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including tax considerations applicable to U.S. Holders in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	dealers or traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	governmental organizations;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	persons holding their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons with a functional currency other than the U.S. dollar;

•	persons holding their ADSs or ordinary shares in connection with a trade or business, fixed place of business, or permanent establishment outside the United States;

•	persons owning or is deemed to own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

If a partnership or entity taxable as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares and is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, a U.S. Holder of our ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state or local or non-U.S. tax considerations of the ownership and disposition of our ADSs or ordinary shares.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S.

federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Certain non-corporate U.S. Holders may qualify for favorable tax rates on dividends paid on our ADSs or ordinary shares, provided that we are a “qualified foreign corporation,” we are not a PFIC for the taxable year of distribution or the preceding taxable year, and certain holding period requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of these rules and which includes an exchange of information program (such as the U.S.-PRC income tax treaty), or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the U.S. Provided our ADSs are approved to be listed on the Nasdaq Global Select Market, we expect that our ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that, our ADSs will continue to be considered readily tradeable on an established securities market in the United States or, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the U.S.-PRC income tax treaty will continue to be a tax treaty that can be relied upon for purposes of these rules in later years. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the favorable tax rates on dividends in their particular circumstances.

If we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “—People’s Republic of China Taxation”). For U.S. federal income tax purposes, the amount of any dividend income will include amounts withheld in respect of PRC withholding tax, if any.

Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. For U.S. foreign tax credit purposes, our dividends will generally be treated as foreign source passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

The following discussion is subject to the discussion below under “—Passive Foreign Investment Company Rules.” A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and any such gain is subject to PRC tax, a U.S. Holder who is eligible for the benefits of the U.S.-PRC income tax treaty may be able to elect to treat any such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not make a valid election to treat any such gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is generally treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash-equivalents are generally passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on our current and expected income, assets, activities, operations, and value of our assets, including goodwill, which is based, in part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. The determination as to whether we are a PFIC for any taxable year, however, is fact-intensive and will depend on, among other factors, the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile). Because we will hold a substantial amount of cash and cash-equivalents following this offering, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and the cash. If our market capitalization declines significantly while we continue to hold a substantial amount of cash and cash-equivalents for any taxable year, we could be a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. The determination as to whether we are a PFIC for any taxable year must also be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our expectations regarding our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means the total amount of distributions paid during a taxable year to a U.S. Holder to the extent greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of our ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of the entities in which we hold equity interests (including generally, our VIE or any of the entities in which our VIE holds equity interests) is also a PFIC (in each case, a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we hold equity interests, our VIE or any of the entities in which our VIE holds equity interests.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a taxable year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury regulations. ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. The Nasdaq Global Select Market, where we intend to list our ADSs, is a qualified exchange for this purpose.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

At this time, we do not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election, or a QEF election, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. Holders should not expect to be able to make a QEF election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such U.S. Holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ADSs or ordinary shares, unless our ADSs or ordinary shares are held in accounts at certain financial institutions (in which case the accounts may be reportable if maintained by certain non-U.S. financial institutions). Failure to report may result in monetary penalties and the extension of the relevant statute of limitations with respect to all or part of the relevant U.S. tax return.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisers regarding their information reporting obligations and backup withholding obligations with respect to our ADSs or ordinary shares.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in China.

We believe that Manycore Tech Inc. should not be considered as a PRC resident enterprise for PRC tax purposes as (i) Manycore Tech Inc. is incorporated outside of China and not controlled by a PRC enterprise or PRC enterprise group; and (ii) Manycore Tech Inc. does not meet all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that PRC tax authorities will ultimately not take a different view.

If the PRC tax authorities determine that Manycore Tech Inc. is a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within China and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual holders). In addition, capital gains realized by non-resident enterprise shareholders (including our ADS holders) upon the disposition of our common shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual shareholders or ADS holders). Any PRC tax liability may be reduced under applicable income tax treaties, but it is unclear whether non-PRC shareholders of our company or our ADS holders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, non-PRC shareholders of Manycore Tech Inc. could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
China International Capital Corporation Hong Kong Securities Limited
China Securities (International) Corporate Finance Company Limited
Futu Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives”, respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. [The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.]

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                 per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to                 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                . [We have also agreed to reimburse the underwriters for expenses up to US$                relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other fees and expenses in connection with this offering.]

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by brokerdealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations. China Securities (International) Corporate Finance Company Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States of America. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of China Securities (International) Corporate Finance Company Limited is 18/F Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The address of Futu Inc. is 720 University Ave #100, Palo Alto, CA 94301.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We have applied for the listing of our ADSs on the Nasdaq Global Select Market under the trading symbol “KOOL.”

[We, our directors, executive officers, all of our existing shareholders and certain holders of share-based awards] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•

the issuance by the Company of ordinary shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b)	has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)	may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106— Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

South Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the South Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of South Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in South Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in South Korea or is a resident of South Korea, it purchased the ADSs pursuant to the applicable laws and regulations of South Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services

Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of the Company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores) (“CNBV”) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products)

Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and The Nasdaq Global Select Market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Nasdaq Global Select Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Cooley LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to the People’s Republic of China, or PRC, law will be passed upon for us by Commerce & Finance Law Offices and the underwriters by CM Law Firm. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We [have also filed] a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manycore Tech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Manycore Tech Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2021

We have served as the Company’s auditor since 2021.

MANYCORE TECH INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	4	503,093	846,459	129,726
Restricted cash	2(h)	1,467	1,242	190
Short-term investments	2(j)	16,546	4,989	765
Time deposits	2(i)	—	28,128	4,311
Prepayments and other current assets	5	15,975	16,808	2,576

Total current assets		537,081	897,626	137,568

Non-current assets:
Property and equipment, net	6	35,890	42,105	6,453
Intangible assets, net	7	6,665	15,661	2,400
Other non-current assets	5	2,753	4,198	643

Total non-current assets		45,308	61,964	9,496

Total assets		582,389	959,590	147,064

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including amounts of the variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB11,299 and RMB19,834 as of December 31, 2019 and 2020, respectively)	8	11,299	19,851	3,042
Salary and welfare payable (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB72,897 and RMB106,709 as of December 31, 2019 and 2020, respectively)	2(ah)	74,559	115,940	17,770
Taxes payable (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB9,470 and RMB14,451 as of December 31, 2019 and 2020, respectively)	9	9,717	15,557	2,384
Accrued liabilities and other current liabilities (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB3,610 and RMB2,356 as of December 31,2019 and 2020, respectively)	10	3,610	2,356	361
Deferred revenue (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB217,515 and RMB259,974 as of December 31,2019 and 2020, respectively)	2(s)	217,525	270,863	41,512

Total current liabilities		316,710	424,567	65,069

Non-current liabilities:
Deferred revenue (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB98,231 and RMB112,553 as of December 31, 2019 and 2020, respectively)	2(s)	98,231	116,663	17,879
Other non-current liabilities (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB2,060 and RMB1,563 as of December 31, 2019 and 2020, respectively)	10	2,060	1,563	240

Total non-current liabilities		100,291	118,226	18,119

Total liabilities		417,001	542,793	83,188

Commitments and contingencies (Note 17)

MANYCORE TECH INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(f))
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.000025 par value, 171,063,840 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	22,426	25,325	3,881
Series B convertible redeemable preferred shares (US$0.000025 par value, 202,975,732 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	88,180	99,677	15,276
Series C convertible redeemable preferred shares (US$0.000025 par value, 57,581,200 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	75,742	84,968	13,022
Series D convertible redeemable preferred shares (US$0.000025 par value, 178,037,002 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	467,844	530,190	81,255
Series D+ convertible redeemable preferred shares (US$0.000025 par value, 63,295,289 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	258,126	288,652	44,238
Series E convertible redeemable preferred shares (US$0.000025 par value, nil and 78,390,625 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	12	—	572,124	87,682

Total mezzanine equity		912,318	1,600,936	245,354

Shareholders’ deficit:
Ordinary shares (US$0.000025 par value, 3,327,046,937 and 3,248,656,312 shares authorized; 452,446,840 and 452,446,840 shares issued, 407,052,332 and 428,614,723 shares outstanding as of December 31, 2019 and 2020, respectively)	11	74	74	11
Accumulated other comprehensive income		30,823	12,107	1,855
Accumulated deficit		(777,827)	(1,196,320)	(183,344)

Total shareholders’ deficit		(746,930)	(1,184,139)	(181,478)

Total liabilities, mezzanine equity and shareholders’ deficit		582,389	959,590	147,064

The accompanying notes are an integral part of these consolidated financial statements.

MANYCORE TECH INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note2(f))
Subscription revenues	2(s)	266,453	334,472	51,260
Professional services and other revenues	2(s)	15,842	18,946	2,904

Total revenues		282,295	353,418	54,164
Cost of revenues	2(u)	(88,002)	(114,669)	(17,574)

Gross profit		194,293	238,749	36,590
Operating expenses:
Research and development expenses	2(v)	(191,768)	(270,714)	(41,489)
Sales and marketing expenses	2(w)	(197,339)	(219,136)	(33,584)
General and administrative expenses	2(x)	(84,478)	(67,377)	(10,326)

Total operating expenses		(473,585)	(557,227)	(85,399)
Other operating income, net	15	5,455	9,003	1,380

Loss from operations		(273,837)	(309,475)	(47,429)
Interest income	2(i)	11,296	9,058	1,388
Foreign exchange (losses)/gains	2(e)	(883)	586	90
Investment income	2(j),2(m)	2,867	3,222	494

Loss before income tax expenses		(260,557)	(296,609)	(45,457)
Income tax expenses	14	—	—	—

Net loss		(260,557)	(296,609)	(45,457)
Accretion to convertible redeemable preferred shares redemption value	12,16	(88,386)	(133,409)	(20,446)
Deemed dividend to convertible redeemable preferred shareholders	12,16	(61,769)	—	—

Net loss attributable to ordinary shareholders		(410,712)	(430,018)	(65,903)

Net loss		(260,557)	(296,609)	(45,457)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax		2,242	(18,716)	(2,868)

Total comprehensive loss		(258,315)	(315,325)	(48,325)

Net loss per share attributable to ordinary shareholders
—Basic and diluted	16	(1.08)	(1.02)	(0.16)
Weighted average number of ordinary shares used in per share calculation:
—Basic and diluted	16	380,699,517	419,988,526	419,988,526

The accompanying notes are an integral part of these consolidated financial statements.

MANYCORE TECH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		Issued Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Note	Number of Shares	Amount
Balance as of January 1, 2019		455,446,840	74	—	28,581	(398,340)	(369,685)
Net loss		—	—	—	—	(260,557)	(260,557)
Foreign currency translation adjustment		—	—	—	2,242	—	2,242
Share-based compensation expenses	13	—	—	38,467	—	—	38,467
Repurchase of ordinary shares	11	(3,000,000)	—	—	—	(7,242)	(7,242)
Accretion to convertible redeemable preferred shares to redemption value	12	—	—	(38,467)	—	(49,919)	(88,386)
Deemed dividend to convertible redeemable preferred shareholders	16	—	—	—	—	(61,769)	(61,769)

Balance as of December 31, 2019		452,446,840	74	—	30,823	(777,827)	(746,930)

Net loss		—	—	—	—	(296,609)	(296,609)
Foreign currency translation adjustment		—	—	—	(18,716)		(18,716)
Share-based compensation expenses	13	—	—	11,525	—	—	11,525
Accretion to convertible redeemable preferred shares to redemption value	12	—	—	(11,525)	—	(121,884)	(133,409)

Balance as of December 31, 2020		452,446,840	74	—	12,107	(1,196,320)	(1,184,139)

The accompanying notes are an integral part of these consolidated financial statements.

MANYCORE TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	2019	2020
	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities
Net loss	(260,557)	(296,609)	(45,457)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	19,578	24,826	3,805
Amortization of intangible assets	1,292	4,860	745
Share-based compensation expenses	38,467	11,525	1,766
Fair value change of short-term investments	(341)	(313)	(48)
Changes in assets and liabilities net of impact of acquisition:
Prepayments and other current assets	(2,117)	742	114
Other non-current assets	(122)	(1,445)	(221)
Accounts payable	4,137	6,254	958
Salary and welfare payable	25,786	41,369	6,340
Taxes payable	2,291	5,835	894
Accrued liabilities and other current liabilities	(1,691)	(790)	(121)
Deferred revenue	83,707	71,770	10,999
Non-current liabilities	220	(497)	(76)

Net cash used in operating activities	(89,350)	(132,473)	(20,302)

Cash flows from investing activities:
Purchase of short-term investments and time deposits	(10,868)	(28,128)	(4,311)
Proceeds from maturities of short-term investments	—	11,871	1,819
Purchase of property and equipment	(23,144)	(30,800)	(4,720)
Purchase of intangible assets	(5,771)	(9,028)	(1,384)
Payment for business acquisition	—	(2,252)	(345)

Net cash used in investing activities	(39,783)	(58,337)	(8,941)

MANYCORE TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	2019	2020
	RMB	RMB	US$(Note2(f))
Cash flows from financing activities:
Proceeds from issuance of Series D+ Convertible Redeemable Preferred Shares, net of issuance costs	247,387	—	—
Payment for repurchase of preferred shares	(76,961)	—	—
Payment for repurchase of ordinary shares	(7,242)	—	—
Proceeds from issuance of Series E Convertible Redeemable Preferred Shares, net of issuance costs	—	555,209	85,090

Net cash provided by financing activities	163,184	555,209	85,090
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,071	(21,258)	(3,258)

Net increase in cash, cash equivalents and restricted cash	39,122	343,141	52,589
Cash, cash equivalents and restricted cash at the beginning of year	465,438	504,560	77,327

Cash, cash equivalents and restricted cash at the end of year	504,560	847,701	129,916

Supplemental disclosure of non-cash investing and financing activities:
Accretion to convertible redeemable preferred shares to redemption value	88,386	133,409	20,446
Deemed dividend to convertible redeemable preferred shareholders	61,769	—	—
Payables for acquisition of property and equipment	—	267	41
Payables for acquisition of design models	2,230	4,255	652

Reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows
Cash and cash equivalents	503,093	846,459	129,726
Restricted cash	1,467	1,242	190

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	504,560	847,701	129,916

The accompanying notes are an integral part of these consolidated financial statements.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Manycore Tech Inc., previously named as Exacloud Limited, was incorporated under the laws of the Cayman Islands in August 2013, as an exempted company with limited liability.

Manycore Tech Inc., its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries are collectively referred to as the “Company”. The Company engages primarily in providing a Software-as-a-Service (“SaaS”) platform which offers users with computer-aided design and modeling capabilities for residential, commercial and industrial spaces. The Company generates revenue primarily from subscription to Kujiale software application and other professional services in the People’s Republic of China (“PRC”), through the VIE and VIE’s subsidiaries thereof and mainly from subscription to Coohom software application for customers outside China. VIE and VIE’s subsidiaries are collectively referred to as the “Affiliated Entities”.

As of December 31, 2020, the Company’s major subsidiaries and consolidated Affiliated Entities are as follows:

Name of major subsidiaries and VIE	Date of establishment /acquisition	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Wholly owned subsidiaries of the Company:
Exacloud (Hong Kong) Limited	August 2013	Hong Kong	100%	Provision of services
Hangzhou Yun Jia Zhuang Network Technology Co., Ltd. (“YunJiaZhuang”) (“WFOE”)	November 2013	PRC	100%	Investment holding
Shanghai Kujiale Network Technology Co., Ltd.	October 2014	PRC	100%	Investment holding
Coohom (Hong Kong) Limited	October 2019	Hong Kong	100%	Provision of services
COOHOM (USA,CA)	May 2019	USA	100%	Provision of services
Modelo Inc. (USA)	Acquired in February 2020	USA	100%	Provision of services

Variable Interest Entity (“VIE”)
Hangzhou Qun He Information Technology Co., Ltd. (“Qunhe”)	November 2011	PRC	100%	Provision of services

(b)	Organization

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Affiliated Entities for which the Company is the primary beneficiary. The VIE was incorporated in the PRC in 2011 by the co-founders of the Company and started the operation of SaaS (“the principal business”) from 2013. To facilitate offshore financing, an offshore structure was formed in 2013 by incorporating the Company and WFOE. In December 2013, a series of contractual arrangements were entered among the WFOE, the VIE and the nominee shareholders (the “VIE Arrangements”) in order to comply with PRC laws and regulations on internet business, and thereafter the VIE became the variable interest entity of the Company.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the internet sector, the Company operates its businesses in the PRC through the VIE, whose equity interests are controlled by the co-founders of the Company. The Company obtained control over the VIE by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangements.

The principal terms of the contractual arrangements entered into by and among the WFOE, the VIE and the nominee shareholders of the VIE are described below:

Exclusive Technology Development, Consultation and Technical Service Agreement

Under the exclusive technology development, consultation and technical service agreement entered between the WFOE and the VIE, the WFOE has the exclusive right to provide to the VIE technology consulting and services including consultation, products research and development and technology services related to all technologies. The WFOE exclusively owns the intellectual property rights created as a result of the performance of this agreement. In exchange, the VIE agrees to pay an quarterly service fee to the WFOE and such fee is determined by the WFOE and approved by the board of the WFOE and the Company, which is based on its services provided including various factors such as the WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s revenues. The terms of this agreement will expire in 10 years and at the sole discretion of the WFOE can be extended for another 10 years upon the written notice of extension raised by the WFOE prior to the expiration date. The WFOE can also provide 30 days’ prior written notice to the VIE to unilaterally terminate the arrangement in anytime.

Intellectual Property Transfer Agreement

Pursuant to the agreement entered between the WFOE and the VIE, both parties agreed that upon receiving the board resolution of the Company or the written resolution of the supermajority preferred holders of the Company approving the transfer of the intellectual property rights under this agreement, the VIE shall transfer the subject intellectual rights and interests related to or derived from the subject intellectual rights to the WFOE with a total consideration of RMB0.001 million. This agreement has a term of 10 years, which may be extended for another 10 years upon the WFOE’s unilateral written confirmation prior to the expiry.

Power of Attorney

Each of the shareholders of the VIE signed an irrevocable power of attorney to appoint the WFOE, as the exclusive attorney-in-fact to vote, exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of the VIE. Each such power of attorney will remain effective as long as the VIE exists, and such shareholders of the VIE remain the shareholders of the VIE.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

Spousal Commitment Letters

Each spouse of the co-founders issued a spousal commitment letter, which unconditionally and irrevocably agreed that the equity interest in the VIE held by the co-founders will be disposed of pursuant to the equity pledge agreement, exclusive purchase option agreement and power of attorney. The spouse agreed not to make any assertions in connection with the equity interest in the VIE held by the co-founders.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between the WFOE, the VIE and the nominee shareholders of the VIE, the shareholders of the VIE have to pledge all of their equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders’ performance of their respective obligations under purchase option agreement and technology development, consultation and technical service agreement. If the VIE and/or its shareholders breach their contractual obligations under those agreements, the WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIE also undertake that, during the term of the share pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the share pledge agreement, the WFOE has the right to receive all the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the service fees stated in the exclusive technology development, consultation and technical service agreement are fully paid and the VIE and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive Purchase Option Agreement

Under the exclusive option agreement, the shareholders of the VIE irrevocably granted the WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in the VIE and all or part of assets of the VIE. The WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. The exercise price shall be equal to the lower of the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata if the WFOE decides to purchase part of the equity interest) or RMB0.0001 million. Without the WFOE’s prior written consent, the VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in the VIE. The term of this agreement will expire in 10 years and would be extended for another 10 years per the unilateral request of WFOE.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

The following financial information of the Company’s VIE and its subsidiaries as of and for the years ended December 31, 2019 and 2020 set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIE taken as a whole, which was included in the accompanying consolidated financial statements of the Company with intercompany transactions eliminated:

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	28,657	121,764
Restricted cash	1,048	720
Short-term investments	16,546	4,989
Prepayments and other current assets	14,859	15,662
Amounts due from subsidiaries	20	3,862

Total current assets	61,130	146,997

Non-current assets
Property and equipment, net	35,890	42,097
Intangible assets, net	6,665	14,890
Other non-current assets	2,753	4,198

Total non-current assets	45,308	61,185

Total assets	106,438	208,182

Liabilities
Current liabilities
Accounts payable	11,299	19,834
Salary and welfare payable	72,897	106,709
Taxes payable	9,470	14,451
Accrued liabilities and other current liabilities	3,610	2,356
Deferred revenue	217,515	259,974
Amounts due to subsidiaries	175,693	429,925

Total current liabilities	490,484	833,249

Non-current liabilities
Deferred revenue	98,231	112,553
Other non-current liabilities	2,060	1,563

Total non-current liabilities	100,291	114,116

Total liabilities	590,775	947,365

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

	For the Year Ended December 31,
	2019	2020
Total Revenues	282,150	348,797
Net loss	(222,499)	(254,846)

Net cash used in operating activities	(87,289)	(141,419)
Net cash used in investing activities	(39,783)	(20,035)
Net cash provided by financing activities	118,807	254,233

Net (decrease)/increase in cash, cash equivalents and restricted cash	(8,265)	92,779

The Company’s involvement with the VIE is through the contractual arrangements disclosed above. All recognized assets held by the VIE are disclosed in the table above. Unrecognized revenue-producing assets held by the VIE include certain internet content provision and other licenses, trademarks, domain names, mobile applications, customer lists relating to subscription services and assembled workforce which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

In accordance with the aforementioned VIE agreements, the Company has the power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, the Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital, as of December 31, 2019 and 2020. As the VIE and its subsidiaries were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE.

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses in the PRC through the VIE, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

There is no variable interest entity where the Company has a variable interest but is not the primary beneficiary.

The Company believes that the contractual arrangements among the VIE, their nominee shareholders and the WFOE comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIE also depends on the power of attorney and the effect of the share pledge under the Equity Interest Pledge Agreement and the WFOE has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The Company believes that its contractual arrangements with its consolidated VIE is in compliance with current PRC laws and legally enforceable. However, in the event that the Affiliated Entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law has been promulgated by the State Council which has come into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entity will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to its operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect its business, financial condition and results of operations.

2.	Significant Accounting Policies

(a)	Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of Consolidation

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries for which WFOE, the Company’s subsidiary, is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(b)	Basis of Consolidation (continued)

directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIE. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

(c)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, long-lived assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to the revenue recognition, the valuation of preferred shares and share-based awards, the valuation of deferred tax assets, assessment for useful life and impairment of long-lived assets and consolidation of VIE. Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. As of December 31, 2020, the Company considered the economic implications of the COVID-19 on its significant judgments and estimates were immaterial. Actual results could materially differ from these estimates.

(d)	Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding addition or offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(d)	Business Combination (continued)

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidate VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

(e)	Functional Currency and Foreign Currency Translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company’s entities incorporated outside of PRC is the local currency of the country where the entity operates, while the functional currency of the Company’s PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange gains or losses.

The financial statements of the Company’s entities using functional currency other than RMB are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income on the consolidated financial statements.

(f)	Convenience Translation

The unaudited United States dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2019 and 2020, we had RMB276.7 million and nil of time deposits which have original maturities of three months or less at the time of purchase in cash and cash equivalents.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(h)	Restricted Cash

The Company’s restricted cash mainly represents secured deposits held in designated bank accounts to secure for corporate credit card charges and amounts frozen for insignificant legal disputes as of December 31, 2019 and 2020 that were subsequently released upon settlement. These restricted cash is recorded separately in the consolidated balance sheets. The Company adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for all periods presented.

(i)	Time Deposits

Time deposits are deposits placed with original maturities between three months and a year with banks in the PRC. The carrying amount of the time deposits approximate its fair value as the interest rates they bear reflected the current quoted market yield for comparable instruments or the impact of discounted cash flow is not material due to the short-term maturities of these instruments. The interests associated with time deposits are recorded in interest income in the consolidated statements of comprehensive loss.

(j)	Short-term Investments

Short-term investments are comprised of investments in wealth management products issued by certain banks in the PRC with a variable interest rate indexed to the performance of underlying assets. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks.

The wealth management products amounted to RMB16.5 million and RMB5.0 million as of December 31, 2019 and 2020, respectively. The change in fair value is recorded as investment income amounted to RMB0.34 million and RMB0.31 million in the consolidated statements of comprehensive loss for the years ended December 31, 2019 and 2020, respectively.

(k)	Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts by taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. As of December 31, 2019 and 2020, the Company does not have material accounts receivables as customers generally pay for the subscription and professional services in advance.

(l)	Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(l)	Fair Value of Financial Instruments (continued)

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

(i).	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii).	Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

(iii).	Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, time deposits, short-term investments, accounts receivable, other receivables, other non-current assets mainly including lease deposits, accounts payable, accrued liabilities and other payables and other non-current liabilities mainly including deposits from sales agent.

The Company values its short-term investments which mainly consist of wealth management products using quoted subscription/redemption prices published by banks, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2. The carrying amounts of other short-term financial instruments other than short-term investments, approximate their fair values due to the short-term maturities of these instruments. The carrying value of other non-current assets and other non-current liabilities approximated their fair values as of December 31, 2019 and 2020 as the discount impact is not material.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

	As of December 31, 2019
	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	16,546	—	16,546

	As of December 31, 2020
	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	4,989	—	4,989

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(l)	Fair Value of Financial Instruments (continued)

Short-term investments in financial instruments issued by certain banks with a variable interest rate indexed to the performance of underlying assets are classified within Level 2 and valued using the quoted observable rate of return published by the banks.

(m)	Forward Contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and USD. The Company does not choose to apply hedge accounting for these forward contracts and these investments are stated at fair value. The foreign exchange forward contracts the Company entered into usually mature within one month. Changes in the fair value on these forward contracts arrangements are recorded in the consolidated statements of comprehensive loss within “investment income” according to RMB2.5 million and RMB2.9 million for the years ended December 31, 2019 and 2020, respectively. The Company did not hold foreign exchange forward contracts as of December 31, 2019 and 2020.

The Company classified the cash flows related to realized investment income on settlement of foreign exchange forward contracts as operating activities.

(n)	Property and Equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives, taking into account any estimated residual value. The estimated useful lives of these assets are summarized as follows:

Category	Estimated useful lives
Server and network equipment	3 years
Computer and office equipment	3 years
Vehicles	10 years
Leasehold improvements	Shorter of the lease term or the estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(o)	Intangible Assets, net

(i)	Design models

The Company engages external vendors for developing design models to enrich its SaaS design model tool library in the software and meet the design needs of its SaaS customers. The incurred costs for developing the design models are recorded in intangible assets when the Company has the possession of the model. Intangible assets are measured at cost minus accumulative amortization and impairment loss, if any in accordance with ASC topic 350, Intangibles-Goodwill and Other (“ASC 350”). The Company monetizes the design models through selling the SaaS subscription with these enhanced features in the software. The intangible asset is amortized on a straight-line basis and record into cost of revenue over an estimated beneficial period of 3 years.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(o)	Intangible Assets, net (continued)

(ii)	Acquired software through business acquisition

Software acquired through business combinations is initially recorded at the fair value of the identifiable asset on the acquisition date and is subsequently amortized on a straight-line basis over the estimated economic useful lives of the assets of 3 years.

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

(p)	Impairment of Long-lived Assets and Intangible Assets

For long-lived assets including property and equipment, other non-current assets and intangible assets, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable or that the useful life is shorter than the Company had originally estimated. The Company assesses the recoverability of these assets by comparing the carrying value of the assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, which is generally determined using the income approach, market approach, or a combination thereof. When the intangible asset is tested for recoverability, the amortization estimates and method will also be reviewed. No impairment charges were recognized for the years ended December 31, 2019 and 2020.

(q)	Value-Added Taxes

The Company’s PRC subsidiaries are subject to value-added taxes (“VAT”) at a rate of 6% on their services, less any deductible VAT the Company has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Company.

(r)	Mezzanine Equity

Mezzanine equity represents the Series A, Series B, Series C, Series D, Series D+ and Series E convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Company classifies the Preferred Shares as mezzanine equity. See Note 12—Convertible Redeemable Preferred Shares.

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in shareholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Or in the case that the equity financing is related to mezzanine equity, these costs are recorded as a reduction of mezzanine equity. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of comprehensive loss. As of December 31, 2019 and 2020, there was no deferred offering costs.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(s)	Revenue Recognition

A.	Significant Accounting Policy

The Company recognizes revenue per ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

B.	Revenue Streams

The Company primarily derives its revenues from subscription services, which are usage-based fees earned from customers accessing the Company’s cloud-based design platform. The platform provides design functions and solution tools such as the rendering functionality which can generate panoramic viewings of a designed space, electrical and plumbing design tools, implementation tools that bridge design and production and digital asset management solutions. The Company also derives its revenue from professional services and other revenues which mainly includes modeling services, design services and project implementation services.

There are two major types of customers: enterprise customers, comprised mostly of interior design and construction companies, furniture manufacture and retailer etc. (“To B” customers) and individual customers (“To C” customers). To B customers subscribe to SaaS services, professional services and other services through the revenue contracts that are generally non-cancellable for contract period ranging from one to three years in length. The subscription fees are usually paid by customers in advance. In addition, the Company used to grant virtual currency (“Ku coin”) before July 2020 where the To B customers will receive Ku coins upon the signing of a contract. Ku coins can be redeemed for rendering functions. To C customers subscribe to SaaS services through the revenue agreements that are generally non-cancellable and ranging from 30 to 180 days. The subscription fees are paid in advance upon the subscription.

C.	Performance Obligations & Revenue Recognition

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Certain To B customers enter into a contract with bundled subscription services, professional services and Ku coins. The Company considers these services to be distinct performance obligations as each good or service is capable of being distinct and separately identifiable from other promises in the contract.

The total transaction price was allocated among these performance obligations based on a relative standalone selling price (“SSP”) basis.

The SSP is the price at which the Company would sell a promised product or service separately to a customer. The Company determines SSP for each distinct performance obligation by reference to its overall pricing objectives and observable prices of products or services sold or priced separately on the market. The

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

C.	Performance Obligations & Revenue Recognition (continued)

SSP of subscription services, professional services and Ku coins is determined by reference to the fee of such services or coins that the Company sells separately. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

Subscription revenues

Subscription services include (i) subscription fees from customers accessing the Company’s design platform over a specified period of time and (ii) fees from customers when they purchase other add-on features, including design functions that are available on demand during the entire subscription period. Subscription services and fees paid for the add-on features are recognized as revenue over the usage period, which is generally the original contract term for subscription services and the remaining contract term of subscription services from the time of purchase for the add-on features. The revenue from Ku coins is recognized upon consumption for rendering services and is immaterial for the years ended December 31, 2019 and 2020.

In addition to direct sale, to a lesser extent, the Company engages external sale agents to sell its subscription services. The Company is the primary obligor responsible for providing the full service to the customers and recognize revenues on a gross basis over the contract term beginning on the date that the software access is made available to the customers.

The Company distributes points and vouchers to its users when they participate in various activities held in the platform from time to time and these points and vouchers can be used to redeem for discounted or free rendering functions. The discount is recognized as a reduction to revenue when the points or vouchers are redeemed.

Professional services and other revenues

The professional services contracts are billed at a fixed price basis and revenue is earned and recognized upon the service delivery and acceptance by the customers.

Subscription, professional services and other revenues consisted of the following:

	For the Year Ended December 31,
	2019	2020
Subscription revenues
To B	246,217	307,395
To C	20,236	27,077

Total subscription revenues	266,453	334,472
Professional services and other revenues	15,842	18,946

Total revenues	282,295	353,418

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

D.	Contract Balances

If a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recorded as deferred revenues in the Company’s consolidated balance sheets. There is no significant financing component in the non-current portion of deferred revenue as the Company’s general operating cycle and expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Approximately 66 and 69 percent of total revenue recognized in the years ended December 31, 2019 and 2020, respectively is from the deferred revenue balance as of January 1, 2019 and 2020.

Remaining performance obligation represents contracted revenue that has not yet been recognized and equals to the deferred revenue as there is no unbilled amounts that will be recognized as revenue in future periods for the Company. The majority of the Company’s noncurrent remaining performance obligation is expected to be recognized in the next 13 to 20 months.

As of December 31, 2019 and 2020, contract assets recorded as accounts receivable in the Company’s consolidated balance sheets was immaterial as the Company generally receives advance payment from customers.

E.	Practical Expedients and Exemptions

The Company elected the practical expedient under ASC 340-40-25-4. The incremental costs of obtaining a contract (e.g. the sales commission) are expensed when incurred since the amortization period of the asset is one year or less. Therefore, for the years ended December 31, 2019 and 2020, no incremental contract obtaining cost was capitalized as assets.

(t)	Deferred Revenue

Most customers pay in advance prior to the service usage. Payments received from customers are initially recorded as deferred revenues and are recognized as revenues when revenue recognition criteria are met. See Note 2(s)—Revenue Recognition.

(u)	Cost of Revenues

Cost of revenues consists primarily of expenses incurred in connection with the set-up, operation and maintenance of the IT infrastructure, such as depreciation expenses of servers and other hardware equipment, internet data center lease expenses and third-party cloud infrastructure expenses, and personnel costs for the customer care and support services employees and third-party procurement costs. These costs are charged to the consolidated statements of comprehensive loss as incurred.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(v)	Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development.

The Company accounts for costs to develop or obtain internal use software in accordance with ASC 350-40, Internal-Use Software. For internal use software, the Company expenses costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing applications. Costs incurred in the application development stage are capitalized and amortized on a straight-line basis over the estimated useful life. Cost capitalized for developing SaaS functions were not material for the periods presented.

(w)	Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and payroll expenses to the Company’s sales and marketing personnel and marketing and advertising expenses. Marketing and advertising expenses consist primarily of costs for the promotion of corporate image and product marketing through online or offline events. For the years ended December 31, 2019 and 2020, advertising and marketing cost totaled RMB34.2 million and RMB24.2 million, respectively.

(x)	General and Administrative Expenses

General and administrative expenses consist primarily of salaries and welfare expenses, share-based compensation expenses and benefits for corporate employees, rental expenses, and audit and legal fees.

(y)	Operating Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. The Company had no capital leases for the years ended December 31, 2019 and 2020. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rent holidays are considered and the lease term begins on the date of initial possession of the leased property in determining the straight-line rent expense to be recorded over the lease term.

(z)	Government Grants

Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other operating income, net when received. Specific subsidies that local government has provided for a specific purpose are recorded as other non-current liabilities when received and recognized as other operating income, net when the specific performance is met. For the year ended December 31, 2019 and 2020, the Company received total government grants of RMB4.6 million and RMB7.9 million with no defined condition and these grants were recorded in other operating income, net in the consolidated statements of comprehensive loss.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(aa)	Income Taxes

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Company records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

Uncertain tax positions

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that has a more than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties, if any, under Accrued liabilities and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statement of comprehensive loss. The Company did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2019 and 2020.

(ab)	Share-based Compensation

Share Options

The Company grants share options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The share-based compensation expenses have been categorized as either cost of revenues, research and development expenses, sales and marketing expenses or general and administrative expenses, depending on the job functions of the grantees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ab)	Share-based Compensation (continued)

graded vesting method. The Company recognizes the effect of forfeitures in compensation costs when they occur.

Restricted Shares

With each round of financing, the co-founders (“Restricted Person”) entered into Restricted Share Agreement with the Company and investors such that a portion of their ordinary shares of the Company (“Restricted Shares”) became restricted or continued to be restricted and will be vested over service periods. In the event the Restricted Person’s employment relationship with any Company terminates upon (i) the voluntary termination by the Restricted Person, or (ii) the termination by any Company of the Restricted Person’s employment for Cause, the Company shall have the right to repurchase from the Restricted Person up to all of the Restricted Shares that have not vested or released at a price per Restricted Share equal to the par value (“Repurchase Right”). The Restricted Persons are deemed holders for purposes of receiving any dividends that may be paid and for purposes of exercising any voting rights relating to such restricted shares, even if such restricted shares have not yet vested and been released from the repurchase rights. However, entitlement to dividends are contingent based on rendering of the requisite service and forfeitable if the shares do not vest. The Restricted Persons cannot directly or indirectly sell, assign, pledge, hypothecate, donate, dispose or transfer any interest in the restricted shares until the restricted shares are vested. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the restricted shares to be recognized at the date that the restriction was added on at their then fair value and recognized as compensation expense in general and administrative expenses in its consolidated statement of comprehensive loss over the vesting periods using straight-line method.

Awards Modification

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modification awards”). Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the incremental compensation cost is recognized over the remaining requisite service period, if any. For the modification from improbable-to-improbable, no additional compensation cost on the modification date is recognized and until vesting of the award under the modified conditions becomes probable, the Company recognizes compensation cost equal to the fair value of the award at the modification date. For the modification from probable-to-improbable, no incremental fair value would be recognized unless and until vesting of the award under the modified conditions becomes probable. If the original vesting conditions are satisfied, compensation cost equal to the award’s original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. For the modification from probable-to-probable, the cumulative amount of compensation cost that should be recognized is the original grant-date fair value of the award plus any incremental fair value resulting from the modification. However, the original grant-date fair value represents the minimum or “floor” amount of compensation to be recognized if either the original or the modified conditions are satisfied.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ac)	Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as an immediate family member, shareholder, or a related corporation.

(ad)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019 and 2020, respectively. The Company does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Company currently intends to retain the available funds and any future earnings to operate and expand its business.

(ae)	Loss Per Share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The net loss will be adjusted by deducting (i) dividends declared in the period on preferred shares (if any), (ii) cumulative dividends on preferred shares (whether or not declared) and (iii)deemed dividends as required by U.S. GAAP. Using the two-class method, net loss is allocated between ordinary shares and other participating securities (i.e. Preferred Shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options and restricted share units, using the treasury stock method.

(af)	Comprehensive Loss

Comprehensive loss is defined to include all changes in deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive loss, as presented in the consolidated statements of comprehensive loss, consists of accumulated foreign currency translation adjustments.

(ag)	Segment Reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM has been identified as the co-founders, who review consolidated results including revenue, gross profit and operating profit at a consolidated level. The CODM does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ag)	Segment Reporting (continued)

The following table presents the Company’s revenues disaggregated by primary geographical markets:

	Year Ended December 31,
	2019	2020
Primary geographical markets based on customers’ location
PRC	281,352	339,423
Overseas	943	13,995

Total revenues	282,295	353,418

(ah)	Employee Benefits

The full-time employees of the Company’s subsidiaries, the VIE and the VIE’s subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB54.4 million and RMB66.9 million for the years ended December 31, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

(ai)	Recently Issued Accounting Pronouncements

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards adopted by the Company

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted the new standard effective January 1, 2020 on a prospective basis. The adoption of the new standard did not have a material impact to the Company.

New and amended standards not yet adopted by the Company

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ai)	Recently Issued Accounting Pronouncements (continued)

leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. The standard is effective for the Company in the fiscal years beginning after December 15, 2021 and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will assess the impact of the adoption of the new lease standard before the effective date.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for the Company in the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company will assess the impact of the adoption of the new standard before the effective date.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company in fiscal years beginning after December 15, 2021, and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company will assess the impact of the adoption of the new standard before the effective date.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company does not believe the adoption will have a material impact to the Company.

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ai)	Recently Issued Accounting Pronouncements (continued)

accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

3.	Risk and Concentration

(a)	Foreign Exchange Risk

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Company’s cash denominated in US$ subject the Company to risks associated with changes in the exchange rate of RMB against US$ and may affect the Company’s results of operations going forward.

(b)	Credit and Concentration Risk

(i)	Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Company for the years ended December 31, 2019 and 2020.

(ii)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.

The Company deposits its cash and cash equivalents, restricted cash and short-term investments with major financial institutions which the Company believes that no significant credit risk with high credit quality. The Company has not experienced any significant recoverability issue with respect to its accounts receivable. As of December 31, 2019 and 2020, there’s no customer individually represent greater than 10% of the accounts receivable and the amount of accounts receivable is immaterial.

The Company has no significant concentrations of credit risk with respect to the above financial instruments.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Cash and Cash Equivalents

The following table sets forth a breakdown of cash and cash equivalents by currency denomination as of December 31, 2019 and 2020:

	As of December 31,
	2019		2020
	Amount	RMB	Amount	RMB
		Equivalent		Equivalent
RMB	341,677	341,677	509,470	509,470
US$	23,138	161,416	51,626	336,857
HK$	—	—	157	132

Total		503,093		846,459

5.	Prepayments and Other Assets

The prepayments and other assets consist of the following:

	As of December 31,
	2019	2020
Prepayments and other current assets
Prepayments to suppliers	2,128	4,070
Prepayments for marketing expenses	1,861	3,189
Prepayments of rental expenses	6,500	3,660
Deposits for rental and others	3,617	3,605
Others	1,869	2,284

Total	15,975	16,808

Non-current assets
Deposits for rental and others	1,115	3,498
Prepayments for property and equipment	938	—
Long-term investment(1)	700	700

Total	2,753	4,198

Note:
(1)

Long-term investments represent equity securities of private companies, over which the Company does not have the ability to exercise significant influence or control. These equity investments are accounted for using measurement alternative per ASU 2016-01.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Property and Equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2019	2020
Cost:
Server and network equipment	58,749	80,328
Computer and office equipment	7,314	9,320
Vehicles	1,538	1,538
Leasehold improvements	6,825	10,924

Total cost	74,426	102,110
Less: accumulated depreciation	(38,536)	(60,005)

Property and equipment, net	35,890	42,105

Depreciation expense recognized for the years ended December 31, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2019	2020
Cost of revenues	15,418	20,803
Research and development expenses	1,876	1,862
Sales and marketing expenses	1,987	1,858
General and administrative expenses	297	303

Total	19,578	24,826

7.	Intangible Assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2019	2020
Cost:
Acquired software through business acquisition(1)	—	2,803
Design models	8,001	19,054

Total cost	8,001	21,857
Less: Accumulated amortization	(1,336)	(6,196)

Intangible assets, net	6,665	15,661

Note:
(1)

In February 2020, the Company acquired Modelo Inc. for a total cash consideration of RMB2.3 million. The identifiable intangible asset related to the acquired software of RMB2.8 million and assumed liabilities of RMB0.5 million was recorded upon the completion of the acquisition.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Intangible Assets, net (continued)

Amortization expense recognized for the year ended December 31, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2019	2020
Cost of revenues	1,292	4,860

As of December 31, 2020, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the year ending December 31,
2021	7,242
2022	5,993
2023	2,426

Total	15,661

8.	Accounts Payable

Accounts payable consists of the following:

	As of December 31,
	2019	2020
Payables for suppliers	7,873	9,096
Payables of rental expenses(1)	69	4,814
Payables of professional service fees	2,240	4,480
Others	1,117	1,461

Total	11,299	19,851

Note:
(1)	Payables of rental expenses as of December 31, 2020 represent the unsettled incurred rental expenses as the lease contract renewal is underway.

9.	Taxes Payable

Taxes payable consists of the following:

	As of December 31,
	2019	2020
Individual income tax withholding	5,572	8,077
Value-added tax	4,066	7,234
Others	79	246

Total	9,717	15,557

The Company’s revenues are subject to value-added tax at a rate of approximately 6%.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Accrued Liabilities and Other Liabilities

Accrued liabilities and other liabilities consists of the following:

	As of December 31,
	2019	2020
Accrued liabilities and other liabilities
Deposits from sales agent(1)	2,809	2,299
Others	801	57

Total	3,610	2,356

Non-current liabilities
Deposits from sales agent(1)	2,060	1,563

Note:
(1)	Sale agent pays an upfront deposit to the Company and such deposit will be returned to them at the end of contract period.

11.	Ordinary Shares

In June 2017, the board of directors approved a forty (40) for one (1) share split of the Company’s Ordinary Shares and Preferred Shares in which every one (1) share of the Company’s Ordinary Shares and Preferred Shares is split and converted into forty (40) shares of the Company’s Ordinary Shares and Preferred Shares. All the share numbers, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect this stock split.

The Company was incorporated as a limited liability company with authorized share capital of US$100,000 divided into 3,327,046,937 ordinary shares of par value US$0.000025 each. Each ordinary share is entitled to one vote.

As of December 31, 2019 and 2020, the Company had ordinary shares 452,446,840 shares issued and 407,052,332 shares and 428,614,723 shares outstanding, respectively. The difference between the number of ordinary shares issued and outstanding is the unvested portion of co-founders’ Restricted Shares which are released according to a vesting schedule with the co-founders’ continuous employment or otherwise subject to a repurchase right as detailed in Note 2 (ab). The restricted shares have been reflected retrospectively similar to a reverse stock split and presented in the balance sheet and statement of shareholders’ deficit as a reduction of the numbers of outstanding ordinary shares.

In August 2019, the Company repurchased and cancelled 3,000,000 Ordinary Shares with a total cash consideration of RMB11.1 million from one of the co-founders at a price higher than the shares’ fair value on the repurchase date. The difference totaling RMB3.9 million between the repurchase price and fair value of the ordinary shares was recorded as share-based compensation expenses in general and administrative expenses in the consolidated statement of comprehensive loss. The difference totaling RMB7.2 million between the fair value of the ordinary shares and their par value was recorded into accumulated deficit as an equity transaction.

12.	Convertible Redeemable Preferred Shares

As of January 1, 2019, 171,063,840 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), 220,744,480 Series B convertible redeemable preferred shares (the “Series B Preferred

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

Shares”), 59,084,120 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”) and 179,514,487 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”) were issued and outstanding.

In August 2019, the Company repurchased 17,768,748 Series B Preferred Shares, 1,502,920 Series C Preferred Shares and 1,477,485 Series D Preferred Shares from certain shareholders with a total cash consideration of US$10.9 million (equivalent to RMB77.0 million). The repurchase was accounted for as extinguishment of convertible redeemable preferred shares. The difference of US$8.7 million (equivalent to RMB61.8 million) between the carrying amount of the convertible redeemable preferred shares on the repurchase date and cash consideration was recorded as deemed dividend in accumulated deficit.

In August 2019, the Company issued 63,295,289 Series D+ Convertible Redeemable Preferred Shares (“Series D+ Preferred Shares”) for a total cash consideration of US$35.3 million (equivalent to RMB247.4 million), net of issuance cost.

In September 2020, the Company issued 66,918,826 Series E Convertible Redeemable Preferred Shares (“Series E Preferred Shares”) for a total cash consideration of US$70.0 million (equivalent to RMB476.6 million), net of issuance cost. On the same date, the Company and two other investors entered into a convertible loan agreement with a detachable warrant agreement as well. Prior to the obtaining of requisite overseas direct investment approvals, the two investors agreed to provide a convertible loan with a detachable warrant in an aggregate principal amount of US$12.0 million (equivalent to RMB78.6 million) in RMB equivalent to VIE of the Company with no interest. The warrants were exercised in November 2020 and the Company issued 11,471,799 Series E Preferred Shares to the investors. Because the short outstanding period of the warrants, the investors had full Series E Preferred Shareholders rights since September 2020 and the exercise price of the warrants were just the US$ equivalent convertible loans, the exercise was a non-substantive exchange between warrants and underlying Series E preferred shares. Accordingly, the warrants were not separately accounted for because the intrinsic value of such warrants was minimal for the outstanding period. The loans received from the investors were recorded as advance payment from the subscription of convertible redeemable preferred shares at the period end when they were outstanding and converted into Series E Preferred Shares upon the issuance.

The key terms of the Preferred Shares issued by the Company are as follows:

Voting Rights

Each holder of Preferred Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preferred Shares are convertible and vote on all matters submitted to a vote of Members.

Dividend Rights

Generally before a qualified initial public offering (“Qualified IPO”), which means a firm commitment underwritten public offering of the ordinary shares of the Company with an offering price that implies a market capitalization of the Company immediately prior to such offering of not less than US$1,800 million and that results in gross proceeds to the Company of at least US$150 million. No dividend or distribution, whether in cash, in property, or in any other shares of the Company, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless and until (1) all accrued but unpaid dividends on the Preferred Shares (if any) have been paid in full, and (2) a dividend or distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

that the dividend or distribution declared, paid, set aside or made to the holder shall be equal to the distribution that such holder would have received if such Preferred Share had been converted into Ordinary Shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made.

The Company shall make dividend or distribution, when, as and if declared by the board, to all members pro rata according to the relative number of ordinary shares held by such member (including Preferred Shares on an as if converted basis).

Conversion Rights

Optional Conversion

Each Preferred Shares shall be convertible into such number of fully paid and non-assessable ordinary shares at the option of the preferred shareholders based on the then-effective conversion price at any time. The conversion price shall initially be the issue price, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time.

Automatic Conversion

All Preferred Shares shall automatically be converted into ordinary shares based on the then-effective conversion price upon the closing of a Qualified IPO.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the Members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the Members of the Company as follows:

First, each holder of the Preferred Shares shall be entitled to receive for each Preferred Share held by such holder, on parity with each other holder of the Preferred Shares an amount equal to one hundred percent (100%) of the applicable issue price, plus all accrued or declared but unpaid dividends on such Preferred Share (collectively, the “ Preference Amount”). If the assets and funds thus distributed among the holders of the Preferred Shares shall be insufficient to permit the payment to such holders of the full Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Preference Amount each such holder is otherwise entitled to receive.

Upon the liquidation, in order of preference, first to the holders of Series E Preferred Shares, then to the holders of Series D+, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares and ordinary shareholders.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

Second, if there are any assets or funds remaining after the aggregate Series E Preference Amount, Series D+ Preference Amount, Series D Preference Amount, Series C Preference Amount, Series B Preference Amount, Series A Preference Amount and Series A-1 Preference Amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds of the Company available for distribution to the Members shall be distributed ratably among all members according to the relative number of Ordinary Shares (including Preferred Shares on an as-if converted basis) held by such member.

Redemption Right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any on or after the earlier of the date that is forty-eight (48) months after the Closing (Series E) for Series E, D+, D and forty-eight (48) months after the Closing (Series E) if there’s no Qualified IPO for Series C, B and A, or when any other series of Shares becomes redeemable (if any, in which event the Company shall notify each holder of each Series Preferred Shares of the existence of such event within three (3) days after its awareness of the same), or the occurrence of any material breach or violation by any Company or any holder of the Ordinary Shares of any of the transaction documents, these Articles and/or applicable Laws, or when there is any change of applicable Laws that can be reasonably expected to have a material adverse effect on the ownership or business operation of the Company companies. Upon the redemption, in order of preference, first to the holders of Series E Preferred Shares, then to the holders of Series D+, D, C, and B Preferred Shares, and last to the holders of Series A Preferred Shares.

The Redemption Price of Series A, Series B, Series C, Series D, Series D+ and Series E shall be the amount equal to the applicable each Series issue price, plus all accrued or declared but unpaid dividends on such Series Preferred Share, and plus an amount that would accrue on the applicable each Series issue price at a rate of twelve percent (12%) per annum, compounding annually, during the period commencing from the applicable each Series Issuance Date and ending on the date of the Series Redemption Notice.

Accounting for Preferred Shares

The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the years ended December 31, 2019 and 2020, the Company did not incur material issuance cost for any Preferred Shares issued.

The Company concluded that the Preferred Shares are not currently redeemable but are probable of becoming redeemable based on passage of time. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB88.4 million and RMB133.4 million for the years ended December 31, 2019 and 2020.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

Modification of Preferred Shares

The Company assesses whether an amendment to the terms of its Preferred Shares is an extinguishment or a modification based on a qualitative and quantitative evaluation of the amendment. The Company also assesses if the change in the terms results in value transfer between preferred shareholders or between preferred shareholders and ordinary shareholders.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

There have been modifications of extending the redemption period of completing a Qualified IPO. The modifications were driven by the objective to obtain new round of financing. From both qualitative and quantitative evaluation perspectives, the Company assessed the impact of the above modifications and concluded that the amendments in redemption terms should be accounted for as modification, rather than an extinguishment. The Company also evaluated and concluded the impact of above modifications had an overall immaterial impact for the years ended December 31, 2019 and 2020.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2019 and 2020 are summarized below:

	Series A		Series B		Series C		Series D		Series D+		Series E		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2019	171,063,840	19,845	220,744,480	85,669	59,084,120	69,455	179,514,487	416,767	—	—	—	—	591,736

Issuance of convertible redeemable preferred shares, net of issuance costs	—	—	—	—	—	—	—	—	63,295,289	247,387	—	—	247,387
Repurchase of convertible redeemable preferred shares	—	—	(17,768,748)	(8,294)	(1,502,920)	(1,960)	(1,477,485)	(4,937)	—	—	—	—	(15,191)
Accretion to convertible redeemable preferred shares to redemption value	—	2,581	—	10,805	—	8,247	—	56,014	—	10,739	—	—	88,386

Balances as of December 31, 2019	171,063,840	22,426	202,975,732	88,180	57,581,200	75,742	178,037,002	467,844	63,295,289	258,126	—	—	912,318

Issuance of convertible redeemable preferred shares, net of issuance costs	—	—	—	—	—	—	—	—	—	—	78,390,625	555,209	555,209
Accretion to convertible redeemable preferred shares to redemption value	—	2,899	—	11,497	—	9,226	—	62,346	—	30,526	—	16,915	133,409

Balances as of December 31, 2020	171,063,840	25,325	202,975,732	99,677	57,581,200	84,968	178,037,002	530,190	63,295,289	288,652	78,390,625	572,124	1,600,936

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation

On August 28, 2014, the Company adopted the 2014 Equity Incentive Plan (“2014 Plan”), which was replaced by the 2017 Restated Equity Incentive Plan (“the Plan”) with the same terms to provide incentive to the management personnel and employees of the Company. The replacement of 2014 Plan with the Plan is viewed as having no accounting impacts as there is no change.

Grantees are generally subject to a four-year or two-year vesting schedule. The share options under the Plan, to the extent then vested, shall become exercisable only if the ordinary shares are publicly traded subsequent to a listing or a change in control which may be a merger or consolidation, a dissolution, or a sale. Prior to the Company completing a listing, all share options granted to a grantee shall be forfeited at the time the grantee terminates his service with the Company. The grantee may not exercise his option before the grant date or after the expiration of the option’s term. The term of granted option expires upon the earliest of the following: (a) immediately upon the termination of the grantee’s continuous service for cause; (b) three (3) months after the termination of the grantee’s continuous service for any reason other than cause, disability or death; (c) twelve (12) months after the termination of the grantee’s continuous service due to disability; (d) eighteen (18) months after the grantee’s death if he/she dies either during his/her continuous service or within three (3) months after the continuous service terminates for any reason other than cause; (e) the expiration date indicated in the grant notice; or (f) the day before the tenth (10th) anniversary of the grant date. No options are exercisable as of December 31, 2019 and 2020 as the Company has not completed an IPO.

The awards are equity classified. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

From time to time, the Company allowed the share option transfers among employees. After the transfer, the option will be subject to a new vesting term with all other terms kept the same prior to the transfer. Transferred options continue to have exercisability restriction prior to the Company completing an IPO. For this type of modification from improbable-to-improbable, no additional compensation cost would be recorded on the transfer/modification date. The share-based compensation cost will be recorded using the modification-date fair value when it is probable to vest (i.e. upon IPO).

The following table sets forth the share options activities for the years ended December 31, 2019 and 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contractual Life	Aggregate intrinsic value	Weighted average grant date fair value
		US$	In Years	US$’000	US$
Outstanding at January 1, 2019	161,066,916	0.0185	6.90	27,866	0.0557
Granted	27,699,260	0.0227			0.3182
Forfeited	(6,680,062)	0.0174

Outstanding at December 31, 2019	182,086,114	0.0192	6.42	61,951	0.0942
Granted	29,795,065	0.0237			0.6587
Forfeited	(11,860,924)	0.0180

Outstanding at December 31, 2020	200,020,255	0.0199	5.95	183,354	0.1730

Vested and expected to vest at December 31, 2020	200,020,255	0.0199	5.95	183,354	0.1730
Exercisable at December 31, 2020	—	—	—	—	—

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation (continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$0.36 and US$0.94 at December 31, 2019 and 2020.

As of December 31, 2020, there was US$34.6 million (equivalent to RMB226.0 million) of unrecognized share-based compensation expenses related to share options granted with a performance condition of an IPO, of which US$15.6 million (equivalent to RMB102.1 million) related to options for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

Fair Value of Share Options

The fair value of share options under the Plan was determined by the binomial option pricing model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

The assumptions used to estimate the fair value of the awards granted are as follows:

Year ended December 31,
	2019		2020
Expected term(1)		10 years		10 years
Expected volatility(2)		41.47%-45.16%		49.13%-54.93%
Exercise price	US$	0.000025-US$0.025	US$	0.000025-US$0.025
Risk-free interest rate(3)		1.81%-2.52%		0.81%-1.09%
Expected dividend yield(4)		—		—
Expected exercise multiple(5)		2.2x or 2.8x		2.2x or 2.8x
Fair value of the underlying ordinary shares on the date of options grant (US$)	US$	0.2864-US$0.3594	US$	0.3933-US$0.9366

Notes:

(1)	Expected term is the contract life of the options.
(2)

Expected volatility is estimated based on the average of historical volatilities of comparable companies that operate in the same or similar industry since the Company did not have a trading history for our shares sufficient to calculate its own historical volatility.

(3)	The risk-free interest rate is based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the option valuation date.
(4)	The Company has no history or expectation of paying dividends on its ordinary shares.
(5)	Estimated expected exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when grantees would decide to voluntarily exercise their vested options.

Restricted Shares to Co-founders with service condition

With each round of financing, the co-founders (“Restricted Person”) entered into Restricted Share Agreement with the Company and investors such that a portion of their ordinary shares of the Company (“Restricted Shares”) became restricted or continued to be restricted and will be vested over service periods. The Restricted Shares are subject to Repurchase Right (Note 2(ab)). As of January 1, 2019, there were 118,025,722 unvested Restricted Shares to be vested over 13 months and the related unrecognized share-based compensation amounted to RMB62.7 million (US$9.2million).

Upon the issuance of Series D+ and Series E Preferred Shares in August 2019 and September 2020, respectively, amended restricted shares agreements have been entered by the Restricted Person with the

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation (continued)

investors with extended vesting terms for all the respective remaining unvested Restricted Shares of 54,473,410 and 27,236,705 to be vested monthly over 24 months from the respective Preferred Shares issuance closing dates. There was no incremental value recorded as the modifications did not affect the estimate of fair value of the Restricted Shares.

These Restricted Shares has been reflected retrospectively similar to a reverse stock split, with a grant of the Restricted Shares on the date of restriction added at their fair value. The grant is accounted for as share-based compensation in general and administrative expenses in its consolidated statement of comprehensive loss over the vesting periods. As of December 31, 2019 and 2020, the unrecognized share-based compensation expense of RMB24.2 million and RMB12.7 million (US$1.9 million) was expected to be recognized over a period of 20 and 21 months, respectively. Share-based compensation amounted to RMB38.5 million and RMB11.5 million (US$1.8 million) was recorded for the years ended December 31, 2019 and 2020, respectively.

The following table summarizes the restricted shares activities:

	Number of Shares	Weighted-average Grant Date Fair Value (US$)
Unvested at January 1, 2019	118,025,722	0.0775
Vested	(72,631,214)	0.0775

Unvested at December 31, 2019	45,394,508	0.0775
Vested	(21,562,391)	0.0775

Unvested at December 31, 2020	23,832,117	0.0775

14.	Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong

The Company’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in the statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% for the taxable income of up to HK$2.0 million and 16.5% for the remainder. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c)	United States

The Company’s subsidiaries in California and Delaware, United States are subject to U.S. federal corporate tax and California and Delaware corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21%, the California corporate franchise tax rate is 8.4% and the Delaware corporate franchise tax rate is 8.7%.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)

(d)	PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Company did not record any withholding tax as of December 31, 2019 and 2020 due to the accumulated loss position. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

The Company’s VIE obtained its “High and New Technology Enterprises” (“HNTE”) certificate with a valid period of three years during the track record periods. Therefore, The VIE is eligible to enjoy a preferential tax rate of 15% to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

(e)	Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The following table sets forth a reconciliation between the statutory PRC statutory income rate of 25% and the effective tax rate:

	Year ended December 31,
	2019	2020
	%	%
PRC Statutory income tax rates	25.0	25.0
Permanent difference(1)	7.5	8.2
Change in valuation allowance(2)	(20.0)	(24.1)
Effect of preferential tax(3)	(8.5)	(8.3)
Others(4)	(4.0)	(0.8)

Total	—	—

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)

(e)	Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate (continued)

Note:

(1)	The permanent differences are primarily related to additional tax deductions for qualified research and development expenses.
(2)	The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Company.
(3)	The Company’s VIE obtained its HNTE certificate and is entitled to a preferential tax rate of 15%.
(4)

Others mainly include the tax rate difference is attributed to varying rates in other jurisdictions where the Company is established or operates, such as the Cayman Islands, Hong Kong or United States.

(f)	Loss from Domestic and Foreign Components Before Income Tax Expense

	Year ended December 31,
	2019	2020
Pre-tax loss from PRC entities	219,974	282,399
Pre-tax loss from non-PRC entities	40,583	14,210

Total pre-tax loss	260,557	296,609

(g)	Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred revenue	1,156	2,327
Accruals and others	815	1,946
Deductible advertising expenses carryforwards	1,527	—
Tax losses carried forward	112,137	183,551
Less: valuation allowance	(115,635)	(187,824)

Total of deferred tax assets	—	—

As of December 31, 2019 and 2020, the PRC entities of the Company had tax loss carryforwards of approximately RMB728.7 million and RMB1,166.1 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five or ten years. The net operating losses carry forward of the Company will start to expire in 2021 for the amount of RMB5.3 million if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2022 and 2030. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)

(g)	Deferred Tax Assets and Liabilities (continued)

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2019 and 2020, full valuation allowances of RMB115.6 million and RMB187.8 million were provided because it was more likely than not that the Company will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	Year ended December 31,
	2019	2020
Beginning balance	63,445	115,635
Additions	52,638	72,189
Reduction	(448)	—

Ending balance	115,635	187,824

15.	Other Operating Income, net

The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. The Company obtained the relevant certificate in 2019 and recorded a benefit from the super deduction of RMB0.9 million and RMB1.3 million in other operating income for the years ended December 31, 2019 and 2020, respectively. Other operating income also includes government grants as detailed in Note 2(z).

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of loss per share for the years ended December 31, 2019 and 2020 is as follows:

	Year ended December 31,
	2019	2020
Numerator:
Net loss	(260,557)	(296,609)
Accretion to convertible redeemable preferred shares to redemption value	(88,386)	(133,409)
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shareholders	(61,769)	—

Net loss attributable to ordinary shareholders-basic and diluted	(410,712)	(430,018)
Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding(1)	380,699,517	419,988,526

Basic and diluted loss per share	(1.08)	(1.02)

Note:
(1)

As disclosed in Note 11, a total of 45,394,508 and 23,832,117 ordinary shares subject to the restriction are excluded from the outstanding shares as of December 31, 2019 and 2020. In addition, as the unvested restricted shares do not contain nonforfeitable rights to dividends or dividend equivalents, they do not meet the definition of participating securities. Accordingly, 73,539,103 and 32,458,314 weighted-average ordinary shares subject to the restriction are excluded from the weighted average outstanding ordinary shares for basic loss per share calculation.

For the years ended December 31, 2019 and 2020, assumed conversion of the Preferred Shares has not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

For the years ended December 31, 2019 and 2020, the Company also has certain share options (182,086,114 and 200,020,255 outstanding as of December 31, 2019 and 2020, respectively), which cannot be exercised until the Company completes IPO, that are not included in the computation of diluted losses per shares as such contingent event had not taken place.

The following potential ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2019	2020
Preferred shares—weighted average	647,541,946	693,942,902
Restricted shares—weighted average	52,422,804	28,005,388

MANYCORE TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Commitments and Contingencies

Operating Lease Commitments

The Company has entered into non-cancellable agreements with initial or remaining terms in excess of one year for the rental and property management fee of office premises and for the lease of office equipment. Total lease expenses under all operating leases was RMB32.4 million and RMB36.5 million (US$5.6 million) for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, future minimum payments under non-cancellable operating leases for office rental, office equipment and property management fee of office premises consist of the following.

For the Year Ending December 31,	RMB
2021	25,624
2022	15,499
2023	6,780

Total	47,903

18.	Subsequent Events

The Company has evaluated the subsequent events through April 29, 2021, the date on which the consolidated financial statements were issued, with no significant subsequent events identified except for the following:

In January 2021, the Company acquired all outstanding stock of Meijian Ltd. (“Meijian”), for a total cash consideration totaling RMB23 million. Meijian is a cloud-based SaaS software platform specializing in 2D interior designs. Valuation is currently underway for the fair value of identifiable assets and liabilities on the acquisition date. The Company will include the financial results of Meijian in the consolidated financial statements from the date of acquisition and the acquisition would not meet the significant subsidiary criteria per SEC S-X Rule 3-05.

19.	Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries and the VIE incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries and the VIE to satisfy any obligations of the Company.

ADDITIONAL INFORMATION

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25 percent threshold being exceeded and a corresponding requirement to provide parent company financial information.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIE. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Receivables from subsidiaries and VIE”. The Parent Company, its subsidiaries and VIE were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of loss from its subsidiaries and VIE is reported as share of loss from subsidiaries and VIE in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

MANYCORE TECH INC.

Condensed Financial Information of the Parent Company

(All amounts in thousands, except for share and per share data, or otherwise noted)

Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note2(f))
ASSETS
Current assets:
Cash and cash equivalents	648	78,894	12,091
Prepayments and other current assets	81	81	12
Non-current assets:
Receivables from subsidiaries and VIE	164,659	337,822	51,773

Total assets	165,388	416,797	63,876

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Mezzanine equity:
Series A convertible redeemable preferred shares	22,426	25,325	3,881
Series B convertible redeemable preferred shares	88,180	99,677	15,276
Series C convertible redeemable preferred shares	75,742	84,968	13,022
Series D convertible redeemable preferred shares	467,844	530,190	81,255
Series D+ convertible redeemable preferred shares	258,126	288,652	44,238
Series E convertible redeemable preferred shares	—	572,124	87,682

Total of mezzanine equity	912,318	1,600,936	245,354

Shareholders’ deficit:
Ordinary shares	74	74	11
Accumulated other comprehensive income	30,823	12,107	1,855
Accumulated deficit	(777,827)	(1,196,320)	(183,344)

Total shareholders’ deficit	(746,930)	(1,184,139)	(181,478)

Total liabilities, mezzanine equity and shareholders’ deficit	165,388	416,797	63,876

MANYCORE TECH INC.

Condensed Financial Information of the Parent Company

(All amounts in thousands, except for share and per share data, or otherwise noted)

Statements of Comprehensive Loss

	For the Year ended December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(f))
Operating expenses:
General and administrative	(41,781)	(11,716)	(1,796)

Loss from operations
Loss from subsidiaries and VIE	(218,776)	(284,893)	(43,661)

Loss before income taxes	(260,557)	(296,609)	(45,457)
Income tax expenses	—	—	—

Net loss	(260,557)	(296,609)	(45,457)
Accretion to convertible redeemable preferred shares to redemption value	(88,386)	(133,409)	(20,446)
Deemed dividend to convertible redeemable preferred shareholders	(61,769)	—	—

Net loss attributable to ordinary shareholders	(410,712)	(430,018)	(65,903)

Net loss	(260,557)	(296,609)	(45,457)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	2,242	(18,716)	(2,868)

Comprehensive loss	(258,315)	(315,325)	(48,325)

Statements of Cash Flow

	For the Year ended December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(f))
Cash flows provided by/(used in) operating activities	549	(1,788)	(275)
Cash flows used in investing activities	(161,604)	(470,623)	(72,126)
Cash flows provided by financing activities	160,009	555,480	85,131
Effect of exchange rate changes on cash and cash equivalents	1,177	(4,823)	(738)

Net increase in cash and cash equivalents	131	78,246	11,992
Cash and cash equivalents at the beginning of year	517	648	99

Cash and cash equivalents at the end of year	648	78,894	12,091

MANYCORE TECH INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 and MARCH 31, 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of
	Note	December 31, 2020	March 31, 2021
		RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	3	846,459	674,377	102,930
Restricted cash		1,242	530	81
Short-term investments	2(i)	4,989	1,864	285
Time deposits	2(h)	28,128	28,328	4,324
Prepayments and other current assets	4	16,808	19,182	2,928

Total current assets		897,626	724,281	110,548

Non-current assets:
Property and equipment, net	5	42,105	43,624	6,658
Intangible assets, net	6	15,661	35,202	5,373
Goodwill	7	—	2,691	411
Other non-current assets	4	4,198	10,211	1,559

Total non-current assets		61,964	91,728	14,001

Total assets		959,590	816,009	124,549

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including amounts of the variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB19,834 and RMB16,807 as of December 31, 2020 and March 31, 2021, respectively)	8	19,851	16,807	2,565
Salary and welfare payable (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB106,709 and RMB87,936 as of December 31, 2020 and March 31, 2021, respectively)		115,940	96,110	14,670
Taxes payable (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB14,451 and RMB8,020 as of December 31, 2020 and March 31, 2021, respectively)	9	15,557	8,585	1,310
Accrued liabilities and other current liabilities (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB2,356 and RMB2,016 as of December 31, 2020 and March 31, 2021, respectively)	10	2,356	2,029	310
Deferred revenue (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB259,974 and RMB267,601 as of December 31, 2020 and March 31, 2021, respectively)	2(n)	270,863	279,885	42,719

Total current liabilities		424,567	403,416	61,574

Non-current liabilities:
Deferred revenue (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB112,553 and RMB102,701 as of December 31, 2020 and March 31, 2021, respectively)	2(n)	116,663	107,191	16,361
Other non-current liabilities (including amounts of the VIE and VIE’s subsidiaries without recourse to the Company of RMB1,563 and RMB1,407 as of December 31, 2020 and March 31, 2021, respectively)	10	1,563	1,407	215

Total non-current liabilities		118,226	108,598	16,576

Total liabilities		542,793	512,014	78,150

Commitments and contingencies (Note 15)

MANYCORE TECH INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 and MARCH 31, 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of
	Note	December 31, 2020	March 31, 2021
		RMB	RMB	US$ (Note 2(f))
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.000025 par value, 171,063,840 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	12	25,325	26,059	3,977
Series B convertible redeemable preferred shares (US$0.000025 par value, 202,975,732 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	12	99,677	102,587	15,658
Series C convertible redeemable preferred shares (US$0.000025 par value, 57,581,200 shares authorized, issued and outstanding of December 31, 2020 and March 31, 2021)	12	84,968	87,305	13,325
Series D convertible redeemable preferred shares (US$0.000025 par value, 178,037,002 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	12	530,190	545,998	83,336
Series D+ convertible redeemable preferred shares (US$0.000025 par value, 63,295,289 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	12	288,652	296,382	45,237
Series E convertible redeemable preferred shares (US$0.000025 par value, 78,390,625 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	12	572,124	587,920	89,734

Total mezzanine equity		1,600,936	1,646,251	251,267

Shareholders’ deficit:
Ordinary shares (US$0.000025 par value, 3,248,656,312 shares authorized; 452,446,840 shares issued, 428,614,723 and 432,019,311 shares outstanding as of December 31, 2020 and March 31, 2021, respectively)	11	74	74	11
Accumulated other comprehensive income		12,107	14,563	2,223
Accumulated deficit		(1,196,320)	(1,356,893)	(207,102)

Total shareholders’ deficit		(1,184,139)	(1,342,256)	(204,868)

Total liabilities, mezzanine equity and shareholders’ deficit		959,590	816,009	124,549

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MANYCORE TECH INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Three Months Ended March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note2(f))
Subscription revenues	2(n)	71,723	96,572	14,740
Professional services and other revenues	2(n)	3,952	4,317	659

Total revenues		75,675	100,889	15,399
Cost of revenues	2(p)	(22,057)	(33,943)	(5,181)

Gross profit		53,618	66,946	10,218
Operating expenses:
Research and development expenses	2(q)	(54,054)	(98,897)	(15,095)
Sales and marketing expenses	2(r)	(39,765)	(70,882)	(10,819)
General and administrative expenses	2(s)	(13,241)	(18,165)	(2,773)

Total operating expenses		(107,060)	(187,944)	(28,687)
Other operating income, net		2,807	1,381	211

Loss from operations		(50,635)	(119,617)	(18,258)
Interest income		1,931	2,656	405
Foreign exchange losses		(75)	(36)	(5)
Investment income		33	22	3

Loss before income tax expenses		(48,746)	(116,975)	(17,855)
Income tax expense		—	—	—

Net loss		(48,746)	(116,975)	(17,855)
Accretion to convertible redeemable preferred shares redemption value	12	(28,293)	(45,315)	(6,916)

Net loss attributable to ordinary shareholders		(77,039)	(162,290)	(24,771)

Net loss		(48,746)	(116,975)	(17,855)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax		2,432	2,456	375

Total Comprehensive loss		(46,314)	(114,519)	(17,480)

Net loss per share attributable to ordinary shareholders
— Basic and diluted	14	(0.19)	(0.38)	(0.06)
Weighted average number of ordinary shares used in per share calculation:
— Basic and diluted	14	411,142,826	429,976,558	429,976,558

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MANYCORE TECH INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		Issued Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Note	Number of Shares	Amount
Balance as of January 1, 2020		452,446,840	74	—	30,823	(777,827)	(746,930)
Net loss		—	—	—	—	(48,746)	(48,746)
Foreign currency translation adjustment		—	—	—	2,432	—	2,432
Share-based compensation expenses	13	—	—	3,692	—	—	3,692
Accretion to convertible redeemable preferred shares to redemption value	12	—	—	(3,692)	—	(24,601)	(28,293)

Balance as of March 31, 2020		452,446,840	74	—	33,255	(851,174)	(817,845)

Balance as of January 1, 2021		452,446,840	74	—	12,107	(1,196,320)	(1,184,139)
Net loss		—	—	—	—	(116,975)	(116,975)
Foreign currency translation adjustment		—	—	—	2,456	—	2,456
Share-based compensation expenses	13	—	—	1,717	—	—	1,717
Accretion to convertible redeemable preferred shares to redemption value	12	—	—	(1,717)	—	(43,598)	(45,315)

Balance as of March 31, 2021		452,446,840	74	—	14,563	(1,356,893)	(1,342,256)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MANYCORE TECH INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities
Net loss	(48,746)	(116,975)	(17,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	5,761	6,759	1,032
Amortization of intangible assets	816	2,430	371
Share-based compensation expenses	3,692	1,717	262
Fair value change of short-term investments	(33)	(22)	(3)
Changes in assets and liabilities net of impact of acquisition:
Prepayments and other current assets	5,397	503	77
Other non-current assets	(808)	(2,242)	(342)
Accounts payable	(3,644)	(6,635)	(1,013)
Salary and welfare payable	(26,932)	(22,176)	(3,383)
Taxes payable	(3,857)	(7,162)	(1,093)
Accrued liabilities and other current liabilities	(772)	(609)	(93)
Deferred revenue	(17,216)	(3,425)	(523)
Non-current liabilities	(2,192)	(156)	(24)

Net cash used in operating activities	(88,534)	(147,993)	(22,587)

Cash flows from investing activities:
Proceeds from maturities of short-term investments and time deposits	9,594	3,147	480
Purchase of property and equipment	(6,406)	(7,822)	(1,194)
Purchase of intangible assets	(740)	(671)	(102)
Purchase of long-term investments	—	(3,231)	(493)
Payment for business acquisitions, net of cash acquired	(2,252)	(18,741)	(2,861)

Net cash provided by investing activities	196	(27,318)	(4,170)

Cash flows from financing activities:
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,380	2,517	384

Net decrease in cash, cash equivalents and restricted cash	(85,958)	(172,794)	(26,373)
Cash, cash equivalents and restricted cash at the beginning of period	504,560	847,701	129,384

Cash, cash equivalents and restricted cash at the end of period	418,602	674,907	103,011

Supplemental disclosure of non-cash investing and financing activities:
Accretion to convertible redeemable preferred shares to redemption value	28,293	45,315	6,916
Payables for acquisition of property and equipment	—	3,418	522

Reconciliation of cash, cash equivalents and restricted cash in the unaudited interim condensed consolidated balance sheets to the total of the same amounts shown in the unaudited interim condensed consolidated statements of cash flows

Cash and cash equivalents	418,080	674,377	102,930
Restricted cash	522	530	81

Total cash, cash equivalents and restricted cash shown in the unaudited interim condensed consolidated statements of cash flows	418,602	674,907	103,011

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Manycore Tech Inc., previously named as Exacloud Limited, was incorporated under the laws of the Cayman Islands in August 2013, as an exempted company with limited liability.

Manycore Tech Inc., its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries are collectively referred to as the “Company”. The Company engages primarily in providing a Software-as-a-Service (“SaaS”) platform which offers users with computer-aided design and modeling capabilities for residential, commercial and industrial spaces. The Company generates revenue primarily from subscription to Kujiale software application and other professional services in the People’s Republic of China (“PRC”), through the VIE and VIE’s subsidiaries thereof and mainly from subscription to Coohom software application for customers outside China. VIE and VIE’s subsidiaries are collectively referred to as the “Affiliated Entities”.

As of March 31, 2021, the Company’s major subsidiaries and consolidated Affiliated Entities are as follows:

Name of major subsidiaries and VIE	Date of establishment /acquisition	Place of incorporation	Percentage of direct or indirect ownership	Principal Activities
Wholly owned subsidiaries of the Company:
Exacloud (Hong Kong) Limited	August 2013	Hong Kong	100%	Provision of services
Hangzhou Yun Jia Zhuang Network Technology Co., Ltd. (“YunJiaZhuang”) (“WFOE”)	November 2013	PRC	100%	Investment holding
Shanghai Kujiale Network Technology Co., Ltd.	October 2014	PRC	100%	Investment holding
Coohom (Hong Kong) Limited	October 2019	Hong Kong	100%	Provision of services
COOHOM (USA,CA)	May 2019	USA	100%	Provision of services
Modelo Inc. (USA)	Acquired in February 2020	USA	100%	Provision of services

Variable Interest Entity (“VIE”)
Hangzhou Qun He Information Technology Co., Ltd. (“Qunhe”)	November 2011	PRC	100%	Provision of services

Major Subsidiary of Variable Interest Entity (“VIE Subsidiary”)
Hangzhou Meijian Technology Co., Ltd. (“Meijian”)	Acquired in January 2021	PRC	100%	Provision of services

(b)	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the internet sector, the Company operates its businesses in the PRC through the VIE, whose equity interests are controlled by the co-founders of the Company. The Company obtained control over the VIE by entering into a series of contractual arrangements, including the Exclusive Technology

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Consolidated variable interest entities (continued)

Development, Consultation and Technical Service Agreement, Intellectual Property Transfer Agreement, Power of Attorney, Spousal Commitment Letters, Equity Pledge Agreement, and Exclusive Purchase Option Agreement, with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangements as described in Note 1(c) of the audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

Management concluded that the Company, through the WFOE and the contractual arrangements, has the power and the control to direct the activities that most significantly impact the VIE’ economic performance, bears the risks and enjoys the rewards normally associated with ownership of the VIE, receives substantially all of the economic benefits and residual returns, and absorbs substantially all the risks and expected losses from the VIE as if it was its sole shareholder and therefore the Company is the ultimate primary beneficiary of the VIE. As such, the Company consolidates the financial results of the VIE which are prepared in accordance with the basis of presentation as stated in Note 2 below.

The following financial information of the Company’s VIE and its subsidiaries as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021 set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIE taken as a whole, which was included in the accompanying unaudited interim condensed consolidated financial statements of the Company with intercompany transactions eliminated:

	As of
	December 31, 2020	March 31, 2021
Assets
Current assets
Cash and cash equivalents	121,764	67,531
Restricted cash	720	—
Short-term investments	4,989	1,864
Prepayments and other current assets	15,662	16,656
Amounts due from subsidiaries	3,862	18,718

Total current assets	146,997	104,769

Non-current assets
Property and equipment, net	42,097	43,236
Intangible assets, net	14,890	34,520
Goodwill	—	2,691
Other non-current assets	4,198	6,980

Total non-current assets	61,185	87,427

Total assets	208,182	192,196

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Consolidated variable interest entities (continued)

	As of
	December 31, 2020	March 31, 2021
Liabilities
Current liabilities
Accounts payable	19,834	16,807
Salary and welfare payable	106,709	87,936
Taxes payable	14,451	8,020
Accrued liabilities and other current liabilities	2,356	2,016
Deferred revenue	259,974	267,601
Amounts due to subsidiaries	429,925	534,461

Total current liabilities	833,249	916,841

Non-current liabilities
Deferred revenue	112,553	102,701
Other non-current liabilities	1,563	1,407

Total non-current liabilities	114,116	104,108

Total liabilities	947,365	1,020,949

	For the Three Months Ended March 31,
	2020	2021
Total Revenues	75,485	95,688
Net loss	(40,553)	(97,476)

Net cash used in operating activities	(69,932)	(136,516)
Net cash provided by/(used in) investing activities	2,060	(22,988)
Net cash provided by financing activities	69,350	104,551

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,478	(54,953)

The Company’s involvement with the VIE is through the contractual arrangements disclosed above. All recognized assets held by the VIE are disclosed in the table above. Unrecognized revenue-producing assets held by the VIE include certain internet content provision and other licenses, trademarks, domain names, mobile applications, customer lists relating to subscription services and assembled workforce which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

2.	Significant Accounting Policies

(a)	Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(a)	Basis of Preparation (continued)

Article 10 of Regulation S-X. In the opinion of management, the Company’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Company’s financial position as of March 31, 2021, and results of operations and cash flows for the three months ended March 31, 2020 and 2021. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020, and related notes included in the Company’s audited consolidated financial statements. The financial information as of December 31, 2020 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2020.

Principal accounting policies followed by the Company in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

(b)	Basis of Consolidation

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries for which WFOE, the Company’s subsidiary, is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIE. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

(c)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, long-lived assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to the revenue recognition, the valuation of preferred shares and share-based awards, the valuation of deferred tax assets, assessment for useful life and impairment of long-lived assets and consolidation of VIE. Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(c)	Use of Estimates (continued)

liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. As of March 31, 2021, the Company considered the economic implications of the COVID-19 on its significant judgments and estimates were immaterial. Actual results could materially differ from these estimates.

(d)	Business combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding addition or offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidate VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

(e)	Functional Currency and Foreign Currency Translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company’s entities incorporated outside of PRC is the local currency of the country where the entity operates, while the functional currency of the Company’s PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange gains or losses.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(e)	Functional Currency and Foreign Currency Translation (continued)

The financial statements of the Company’s entities using functional currency other than RMB are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at period-end exchange rates, while income and expense items are translated at average exchange rates prevailing during the period, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income on the consolidated financial statements.

(f)	Convenience Translation

The unaudited United States dollar amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5518 on March 31, 2021, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2021, or at any other rate.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. As of December 31, 2020 and March 31, 2021, we did not have time deposits which have original maturities of three months or less at the time of purchase in cash and cash equivalents.

(h)	Time Deposits

Time deposits are deposits placed with original maturities between three months and a year with banks in the PRC. The carrying amount of the time deposits approximate its fair value as the interest rates they bear reflected the current quoted market yield for comparable instruments or the impact of discounted cash flow is not material due to the short-term maturities of these instruments. The interests associated with time deposits are recorded in interest income in the consolidated statements of comprehensive loss.

(i)	Fair Value of Financial Instruments

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, time deposits, short-term investments, accounts receivable, other receivables, other non-current assets mainly including lease deposits, accounts payable, accrued liabilities and other payables and other non-current liabilities.

The Company values its short-term investments which mainly consist of wealth management products using quoted subscription/redemption prices published by banks, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2. The carrying amounts of other short-term financial instruments other than short-term investments, approximate their fair values due to the short-term maturities

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(i)	Fair Value of Financial Instruments (continued)

of these instruments. The carrying value of other non-current assets and other non-current liabilities approximated their fair values as of December 31, 2020 and March 31, 2021 as the discount impact is not material.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

	As of December 31, 2020
	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	4,989	—	4,989

	As of March 31, 2021
	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	1,864	—	1,864

Short-term investments are comprised of financial instruments issued by certain banks with a variable interest rate indexed to the performance of underlying assets. These investments are classified within Level 2 and valued using the quoted observable rate of return published by the banks.

(j)	Intangible Assets, net

(i)	Design models

The Company engages external vendors for developing design models to enrich its SaaS design model tool library in the software and meet the design needs of its SaaS customers. The incurred costs for developing the design models are recorded in intangible assets when the Company has the possession of the model. Intangible assets are measured at cost minus accumulative amortization and impairment loss, if any in accordance with ASC topic 350, Intangibles-Goodwill and Other (“ASC 350”). The Company monetizes the design models through selling the SaaS subscription with these enhanced features in the software. The intangible asset is amortized on a straight-line basis and record into cost of revenue over an estimated beneficial period of 3 years.

(ii)	Acquired intangible assets through business acquisition

Software, SaaS platform and brand acquired through business combinations are initially recorded at the fair value of the identifiable asset on the acquisition date and is subsequently amortized on a straight-line basis over the estimated economic useful lives of the assets of 3, 5 and 10 years, respectively.

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(k)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company early adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Company performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the three months ended March 31, 2021.

(l)	Impairment of Long-lived Assets and Intangible Assets

For long-lived assets including property and equipment, other non-current assets and intangible assets, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable or that the useful life is shorter than the Company had originally estimated. The Company assesses the recoverability of these assets by comparing the carrying value of the assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, which is generally determined using the income approach, market approach, or a combination thereof. When the intangible asset is tested for recoverability, the amortization estimates and method will also be reviewed. No impairment charges were recognized for the three months ended March 31, 2020 and 2021.

(m)	Mezzanine Equity

Mezzanine equity represents the Series A, Series B, Series C, Series D, Series D+ and Series E convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore,

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(m)	Mezzanine Equity (continued)

the Company classifies the Preferred Shares as mezzanine equity. See Note 12—Convertible Redeemable Preferred Shares.

(n)	Revenue Recognition

A.	Significant accounting policy

The Company recognizes revenue per ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

B.	Revenue streams

The Company primarily derives its revenues from subscription services, which are usage-based fees earned from customers accessing the Company’s cloud-based design platform. The platform provides design functions and solution tools such as the rendering functionality which can generate panoramic viewings of a designed space, electrical and plumbing design tools, implementation tools that bridge design and production and digital asset management solutions. The Company also derives its revenue from professional services and other revenues which mainly includes modeling services, design services and project implementation services.

There are two major types of customers: enterprise customers, comprised mostly of interior design and construction companies, furniture manufacturer and retailer etc. (“To B” customers) and individual customers (“To C” customers). To B customers subscribe to SaaS services, professional services and other services through the revenue contracts that are generally non-cancellable for contract period ranging from one to three years in length. The subscription fees are usually paid by customers in advance. In addition, the Company used to grant virtual currency (“Ku coin”) before July 2020 where the To B customers will receive Ku coins upon the signing of a contract. Ku coins can be redeemed for rendering functions. To C customers subscribe to SaaS services through the revenue agreements that are generally non-cancellable and ranging from 30 to 180 days. The subscription fees are paid in advance upon the subscription.

C.	Performance Obligations & Revenue Recognition

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Certain To B customers enter into a contract with bundled subscription services, professional services and Ku coins. The Company considers these services to be distinct performance obligations as each good or service is capable of being distinct and separately identifiable from other promises in the contract.

The total transaction price was allocated among these performance obligations based on a relative standalone selling price (“SSP”) basis.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(n)	Revenue Recognition (continued)

C.	Performance Obligations & Revenue Recognition (continued)

The SSP is the price at which the Company would sell a promised product or service separately to a customer. The Company determines SSP for each distinct performance obligation by reference to its overall pricing objectives and observable prices of products or services sold or priced separately on the market. The SSP of subscription services, professional services and Ku coins is determined by reference to the fee of such services or coins that the Company sells separately. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

Subscription revenues

Subscription services include (i) subscription fees from customers accessing the Company’s design platform over a specified period of time and (ii) fees from customers when they purchase other add-on features, including design functions that are available on demand during the entire subscription period. Subscription services and fees paid for the add-on features are recognized as revenue over the usage period, which is generally the original contract term for subscription services and the remaining contract term of subscription services from the time of purchase for the add-on features. The revenue from Ku coins is recognized upon consumption for rendering services and is immaterial for the three months ended March 31, 2020 and 2021.

In addition to direct sale, to a lesser extent, the Company engages external sale agents to sell its subscription services. The Company is the primary obligor responsible for providing the full services to the customers and recognize revenues on a gross basis over the contract term beginning on the date that the software access is made available to the customers.

The Company distributes points and vouchers to its users when they participate in various activities held in the platform from time to time and these points and vouchers can be used to redeem for discounted or free rendering functions. The discount is recognized as a reduction to revenue when the points or vouchers are redeemed.

Professional services and other revenues

The professional services contracts are billed at a fixed price basis and revenue is earned and recognized upon the service delivery and acceptance by the customers.

Subscription, professional services and other revenues consisted of the following:

	For the Three Months Ended March 31,
	2020	2021
Subscription Revenues
To B	68,323	88,768
To C	3,400	7,804

Total Subscription Revenues	71,723	96,572
Professional services and other revenues	3,952	4,317

Total Revenues	75,675	100,889

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(n)	Revenue Recognition (continued)

D.	Contract Balances

If a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recorded as deferred revenues in the Company’s consolidated balance sheets. There is no significant financing component in the non-current portion of deferred revenue as the Company’s general operating cycle and expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Approximately 22 and 24 percent of total revenue recognized in the three months ended March 31, 2020 and 2021, respectively is from the deferred revenue balance as of January 1, 2020 and 2021.

Remaining performance obligation represents contracted revenue that has not yet been recognized and equals to the deferred revenue as there is no unbilled amounts that will be recognized as revenue in future periods for the Company. The majority of the Company’s noncurrent remaining performance obligation is expected to be recognized in the next 13 to 26 months.

E.	Practical Expedients and Exemptions

The Company elected the practical expedient under ASC 340-40-25-4. The incremental costs of obtaining a contract (e.g. the sales commission) are expensed when incurred since the amortization period of the asset is one year or less. Therefore, for the three months ended March 31, 2020 and 2021, no incremental contract obtaining cost was capitalized as assets.

(o)	Deferred Revenue

Most customers pay in advance prior to the service usage. Payments received from customers are initially recorded as deferred revenues and are recognized as revenues when revenue recognition criteria are met. See Note 2(n)—Revenue Recognition.

(p)	Cost of Revenues

Cost of revenues consists primarily of expenses incurred in connection with the set-up, operation and maintenance of the IT infrastructure, such as depreciation expenses of servers and other hardware equipment, internet data center lease expenses and third-party cloud infrastructure expenses, and personnel costs for the customer care and support services employees and third-party procurement costs. These costs are charged to the consolidated statements of comprehensive loss as incurred.

(q)	Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(q)	Research and Development Expenses (continued)

The Company accounts for costs to develop or obtain internal use software in accordance with ASC 350-40, Internal-Use Software. For internal use software, the Company expenses costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing applications. Costs incurred in the application development stage are capitalized and amortized on a straight-line basis over the estimated useful life. Cost capitalized for developing SaaS functions were not material for the periods presented.

(r)	Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and payroll expenses to the Company’s sales and marketing personnel and marketing and advertising expenses. Marketing and advertising expenses consist primarily of costs for the promotion of corporate image and product marketing through online or offline events. For the three months ended March 31, 2020 and 2021, advertising and marketing cost totaled RMB3.4 million and RMB6.1 million, respectively.

(s)	General and Administrative Expenses

General and administrative expenses consist primarily of salaries and welfare expenses, share-based compensation expenses and benefits for corporate employees, rental expenses, and audit and legal fees.

(t)	Operating Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. The Company had no capital leases for the three months ended March 31, 2020 and 2021. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rent holidays are considered and the lease term begins on the date of initial possession of the leased property in determining the straight-line rent expense to be recorded over the lease term.

(u)	Share-based Compensation

Share Options

The Company grants share options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The share-based compensation expenses have been categorized as either cost of revenues, research and development expenses, sales and marketing expenses or general and administrative expenses, depending on the job functions of the grantees.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(u)	Share-based Compensation (continued)

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. The Company recognizes the effect of forfeitures in compensation costs when they occur.

Restricted Shares

With each round of financing, the co-founders (“Restricted Person”) entered into Restricted Share Agreement with the Company and investors such that a portion of their ordinary shares of the Company (“Restricted Shares”) became restricted or continued to be restricted and will be vested over service periods. In the event the Restricted Person’s employment relationship with any Company terminates upon (i) the voluntary termination by the Restricted Person, or (ii) the termination by any Company of the Restricted Person’s employment for Cause, the Company shall have the right to repurchase from the Restricted Person up to all of the Restricted Shares that have not vested or released at a price per Restricted Share equal to the par value (“Repurchase Right”). The Restricted Persons are deemed holders for purposes of receiving any dividends that may be paid and for purposes of exercising any voting rights relating to such restricted shares, even if such restricted shares have not yet vested and been released from the repurchase rights. However, entitlement to dividends are contingent based on rendering of the requisite service and forfeitable if the shares do not vest. The Restricted Persons cannot directly or indirectly sell, assign, pledge, hypothecate, donate, dispose or transfer any interest in the restricted shares until the restricted shares are vested. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the restricted shares to be recognized at the date that the restriction was added on at their then fair value and recognized as compensation expense in general and administrative expenses in its consolidated statement of comprehensive loss over the vesting periods using straight-line method.

Awards Modification

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modification awards”). Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions.

The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the incremental compensation cost is recognized over the remaining requisite service period, if any. For the modification from improbable-to-improbable, no additional compensation cost on the modification date is recognized and until vesting of the award under the modified conditions becomes probable, the Company recognizes compensation cost equal to the fair value of the award at the modification date. For the modification from probable-to-improbable, no incremental fair value would be recognized unless and until vesting of the award

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(u)	Share-based Compensation (continued)

under the modified conditions becomes probable. If the original vesting conditions are satisfied, compensation cost equal to the award’s original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. For the modification from probable-to-probable, the cumulative amount of compensation cost that should be recognized is the original grant-date fair value of the award plus any incremental fair value resulting from the modification. However, the original grant-date fair value represents the minimum or “floor” amount of compensation to be recognized if either the original or the modified conditions are satisfied.

(v)	Segment Reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM has been identified as the co-founders, who review consolidated results including revenue, gross profit and operating profit at a consolidated level. The CODM does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.

The following table presents the Company’s revenues disaggregated by primary geographical markets:

	For the Three Months Ended March 31,
	2020	2021
PRC	74,609	92,305
International	1,067	8,585

Total revenues	75,676	100,890

(w)	Recently Issued Accounting Pronouncements

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards not yet adopted by the Company

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. The standard is effective for the Company in the fiscal years beginning after December 15, 2021 and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will assess the impact of the adoption of the new lease standard before the effective date.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(w)	Recently Issued Accounting Pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for the Company in the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company will assess the impact of the adoption of the new standard before the effective date.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company in fiscal years beginning after December 15, 2021, and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company will assess the impact of the adoption of the new standard before the effective date.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company does not believe the adoption will have a material impact to the Company.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. ASU 2020-06 is effective for the Company in the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company will assess the impact of the adoption of the new standard before the effective date.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Cash and Cash Equivalents

The following table sets forth a breakdown of cash and cash equivalents by currency denomination as of December 31, 2020 and March 31, 2021:

	As of
	December 31, 2020		March 31, 2021
	Amount	RMB	Amount	RMB
		Equivalent		Equivalent
RMB	509,470	509,470	340,926	340,926
US$	51,626	336,857	50,735	333,397
HK$	157	132	64	54

Total		846,459		674,377

4.	Prepayments and Other Assets

The prepayments and other assets consist of the following:

	As of
	December 31, 2020	March 31, 2021
Prepayments and other current assets
Prepayments of rental expenses	3,660	5,413
Deposits for rental and others	3,605	5,142
Prepayments to suppliers	4,070	3,332
Prepayments for marketing expenses	3,189	3,298
Others	2,284	1,997

Total	16,808	19,182

Non-current assets
Long-term investment(1)	700	3,930
Deposits for rental and others	3,498	3,858
Prepayments for property and equipment	—	2,423

Total	4,198	10,211

(1)

Long-term investments represent equity securities of private companies, over which the Company does not have the ability to exercise significant influence or control. In January 2021, the Company paid RMB 3.2 million to acquire preferred shares obtaining 5% of equity interest in a company that operates cloud-based package-design platform in China. These equity investments are accounted for using measurement alternative which are recorded initially at cost and adjusted subsequently for any observable fair value changes in accordance with ASU 2016-01.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Property and Equipment, net

Property and equipment, net consists of the following:

	As of
	December 31, 2020	March 31, 2021
Cost:
Server and network equipment	80,328	86,576
Computer and office equipment	9,320	11,056
Vehicles	1,538	1,538
Leasehold improvements	10,924	11,068

Total cost	102,110	110,238
Less: accumulated depreciation	(60,005)	(66,614)

Property and equipment, net	42,105	43,624

Depreciation expense recognized for the three months ended March 31, 2020 and 2021 are summarized as follows:

	For the Three Months Ended March 31,
	2020	2021
Cost of revenues	4,735	5,538
Research and development expenses	468	557
Sales and marketing expenses	480	490
General and administrative expenses	78	174

Total	5,761	6,759

6.	Intangible Assets, net

Intangible assets, net consist of the following:

	As of
	December 31, 2020	March 31, 2021
Cost:
Acquired brand(1)	—	8,300
Acquired SaaS platform(1)	—	13,000
Acquired software(2)	2,803	2,803

Total intangible assets obtained through business acquisition	2,803	24,103
Design models	19,054	19,725

Total cost	21,857	43,828
Less: Accumulated amortization	(6,196)	(8,626)

Intangible assets, net	15,661	35,202

(1)

In January 2021, the Company acquired Meijian for a cash consideration of RMB 23.1 million settled in the same month with identifiable intangible assets of brand and SaaS platform as disclosed in Note 7. The total payment for the acquisition net of the acquired cash and cash equivalents was RMB18.7 million.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Intangible Assets, net (continued)

(2)

In February 2020, the Company acquired Modelo Inc. for a cash consideration of RMB2.3 million settled in the same month. The identifiable intangible asset related to the acquired software of RMB2.8 million and assumed liabilities of RMB0.5 million was recorded upon the completion of the acquisition.

Amortization expense recognized for the three months ended March 31, 2020 and 2021 are summarized as follows:

	For the Three Months Ended March 31,
	2020	2021
Cost of revenues	816	2,292
Sales and marketing expenses	—	138

Total	816	2,430

As of March 31, 2021, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the year ending December 31,

Remainder of 2021	8,161
2022	9,647
2023	6,080
2024	3,449
2025 and thereafter	7,865

Total	35,202

7.	Business Combination

In January 2021, the Company acquired 100% ownership of Meijian, a cloud-based SaaS software platform specializing in 2D interior designs with a total cash consideration of RMB23.1 million. The Company has included the financial results of Meijian, which were not material, in the unaudited interim condensed consolidated financial statements from the date of acquisition. The transaction costs associated with its acquisition were immaterial.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Business Combination (continued)

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Brand	8,300
SaaS Platform	13,000
Cash and cash equivalents	4,363
Other assets	1,149
Deferred revenue	(2,974)
Accounts payable, accrued expenses and others	(3,425)

Total identifiable net assets acquired	20,413
Goodwill	2,691

Total purchase consideration	23,104

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce and expanded market opportunities, for which there is no basis for income tax purposes. There was no deferred tax liability recorded as Meijian has accumulated deficit at the acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Brand	8,300	10
SaaS Platform	13,000	5

Total	21,300

Brand represents the estimated fair value of Meijian’s brand. SaaS platform represents the estimated fair value of Meijian’s SaaS cloud platform technologies.

8.	Accounts Payable

Accounts payable consists of the following:

	As of
	December 31, 2020	March 31, 2021
Payables for suppliers	9,096	9,613
Payables of professional service fees	4,480	5,040
Payables of rental expenses(1)	4,814	930
Others	1,461	1,224

Total	19,851	16,807

(1)	Payables of rental expenses as of December 31, 2020 represent the unsettled incurred rental expenses as the lease contract renewal was underway.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9.	Taxes Payable

Taxes payable consists of the following:

	As of
	December 31, 2020	March 31, 2021
Value added tax	7,234	4,987
Individual income tax withholding	8,077	3,418
Others	246	180

Total	15,557	8,585

The Company’s revenues are subject to value-added tax at a rate of approximately 6%.

10.	Accrued Liabilities and Other Liabilities

Accrued liabilities and other liabilities consists of the following:

	As of
	December 31, 2020	March 31, 2021
Accrued liabilities and other liabilities
Deposits from sales agent(1)	2,299	1,909
Others	57	120

Total	2,356	2,029

Non-current liabilities
Deposits from sales agent(1)	1,563	1,407

(1)	Sale agent pays an upfront deposit to the Company and such deposit will be returned to them at the end of contract period.

11.	Ordinary Shares

The Company was incorporated as a limited liability company with authorized share capital of US$100,000 divided into 3,327,046,937 ordinary shares of par value US$0.000025 each. Each ordinary share is entitled to one vote.

As of December 31, 2020 and March 31, 2021, the Company had ordinary shares 452,446,840 shares issued and 428,614,723 shares and 432,019,311 shares outstanding, respectively. The difference between the number of ordinary shares issued and outstanding is the unvested portion of co-founders’ Restricted Shares which are released according to a vesting schedule with the co-founders’ continuous employment or otherwise subject to a repurchase right as detailed in Note 2 (u). The restricted shares have been reflected retrospectively similar to a reverse stock split and presented in the balance sheet and statement of shareholders’ deficit as a reduction of the numbers of outstanding ordinary shares.

12.	Convertible Redeemable Preferred Shares

As of January 1, 2021, 171,063,840 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), 202,975,732 Series B convertible redeemable preferred shares (the “Series B Preferred

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

Shares”), 57,581,200 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”), 178,037,002 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”), 63,295,289 Series D+ convertible redeemable preferred shares (the “Series D+ Preferred Shares”) and 78,390,625 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”) were issued and outstanding. The above-mentioned Series A, Series B, Series C, Series D, Series D+ and Series E Preferred Shares are collectively referred as the “Preferred Shares”.

The key terms of the Preferred Shares issued by the Company are as follows:

Voting Rights

Each holder of Preferred Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preferred Shares are convertible and vote on all matters submitted to a vote of Members.

Dividend Rights

Generally before a qualified initial public offering (“Qualified IPO”) which means a firm commitment underwritten public offering of the ordinary shares of the Company with an offering price that implies a market capitalization of the Company immediately prior to such offering of not less than US$1,800 million and that results in gross proceeds to the Company of at least US$150 million, no dividend or distribution, whether in cash, in property, or in any other shares of the Company, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless and until (1) all accrued but unpaid dividends on the Preferred Shares (if any) have been paid in full, and (2) a dividend or distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such that the dividend or distribution declared, paid, set aside or made to the holder shall be equal to the distribution that such holder would have received if such Preferred Share had been converted into Ordinary Shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made.

The Company shall make dividend or distribution, when, as and if declared by the board, to all members pro rata according to the relative number of ordinary shares held by such member (including Preferred Shares on an as if converted basis).

Conversion Rights

Optional Conversion

Each Preferred Shares shall be convertible into such number of fully paid and non-assessable ordinary shares at the option of the preferred shareholders based on the then-effective conversion price at any time. The conversion price shall initially be the issue price, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time.

Automatic Conversion

All Preferred Shares shall automatically be converted into ordinary shares based on the then-effective conversion price upon the closing of a Qualified IPO.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the Members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the Members of the Company as follows:

First, each holder of the Preferred Shares shall be entitled to receive for each Preferred Share held by such holder, on parity with each other holder of the Preferred Shares an amount equal to one hundred percent (100%) of the applicable issue price, plus all accrued or declared but unpaid dividends on such Preferred Share (collectively, the “ Preference Amount”). If the assets and funds thus distributed among the holders of the Preferred Shares shall be insufficient to permit the payment to such holders of the full Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Preference Amount each such holder is otherwise entitled to receive.

Upon the liquidation, in order of preference, first to the holders of Series E Preferred Shares, then to the holders of Series D+, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares and ordinary shareholders.

Second, if there are any assets or funds remaining after the aggregate Series E Preference Amount, Series D+ Preference Amount, Series D Preference Amount, Series C Preference Amount, Series B Preference Amount, Series A Preference Amount and Series A-1 Preference Amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds of the Company available for distribution to the Members shall be distributed ratably among all members according to the relative number of Ordinary Shares (including Preferred Shares on an as-if converted basis) held by such member.

Redemption Right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any on or after the earlier of the date that is forty-eight (48) months after the Closing (Series E) for Series E, D+, D and forty-eight (48) months after the Closing (Series E) if there’s no Qualified IPO for Series C, B and A, or when any other series of Shares becomes redeemable (if any, in which event the Company shall notify each holder of each Series Preferred Shares of the existence of such event within three (3) days after its awareness of the same), or the occurrence of any material breach or violation by any Company or any holder of the Ordinary Shares of any of the transaction documents, these Articles and/or applicable Laws, or when there is any change of applicable Laws that can be reasonably expected to have a material adverse effect on the ownership or business operation of the Company companies. Upon the redemption, in order of preference, first to the holders of Series E Preferred Shares, then to the holders of Series D+, D, C, and B Preferred Shares, and last to the holders of Series A Preferred Shares.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

The Redemption Price of Series A, Series B, Series C, Series D, Series D+ and Series E shall be the amount equal to the applicable each Series issue price, plus all accrued or declared but unpaid dividends on such Series Preferred Share, and plus an amount that would accrue on the applicable each Series issue price at a rate of twelve percent (12%) per annum, compounding annually, during the period commencing from the applicable each Series Issuance Date and ending on the date of the Series Redemption Notice.

Accounting for Preferred Shares

The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the three months ended March 31, 2020 and 2021, the Company did not incur any issuance cost for any Preferred Shares issued.

The Company concluded that the Preferred Shares are not currently redeemable but are probable of becoming redeemable based on passage of time. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB28.3 million and RMB45.3 million for the three months ended March 31, 2020 and 2021.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Convertible Redeemable Preferred Shares (continued)

The Company’s convertible redeemable preferred shares activities for the three months ended March 31, 2020 and 2021 are summarized below:

	Series A		Series B		Series C		Series D		Series D+		Series E		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2020	171,063,840	22,426	202,975,732	88,180	57,581,200	75,742	178,037,002	467,844	63,295,289	258,126	—	—	912,318
Accretion to convertible redeemable preferred shares to redemption value	—	704	—	2,793	—	2,241	—	15,127	—	7,428	—	—	28,293

Balances as of March 31, 2020	171,063,840	23,130	202,975,732	90,973	57,581,200	77,983	178,037,002	482,971	63,295,289	265,554	—	—	940,611
Balances as of January 1, 2021	171,063,840	25,325	202,975,732	99,677	57,581,200	84,968	178,037,002	530,190	63,295,289	288,652	78,390,625	572,124	1,600,936
Accretion to convertible redeemable preferred shares to redemption value	—	734	—	2,910	—	2,337	—	15,808	—	7,730	—	15,796	45,315

Balances as of March 31, 2021	171,063,840	26,059	202,975,732	102,587	57,581,200	87,305	178,037,002	545,998	63,295,289	296,382	78,390,625	587,920	1,646,251

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation

On August 28, 2014, the Company adopted the 2014 Equity Incentive Plan (“2014 Plan”), which was replaced by the 2017 Restated Equity Incentive Plan (“the Plan”) with the same terms to provide incentive to the management personnel and employees of the Company. The replacement of 2014 Plan with the Plan is viewed as having no accounting impacts as there is no change.

Grantees are generally subject to a four-year or two-year vesting schedule. The share options under the Plan, to the extent then vested, shall become exercisable only if the ordinary shares are publicly traded subsequent to a listing or a change in control which may be a merger or consolidation, a dissolution, or a sale. Prior to the Company completing a listing, all share options granted to a grantee shall be forfeited at the time the grantee terminates his service with the Company. The grantee may not exercise his option before the grant date or after the expiration of the option’s term. The term of granted option expires upon the earliest of the following: (a) immediately upon the termination of the grantee’s continuous service for cause; (b) three (3) months after the termination of the grantee’s continuous service for any reason other than cause, disability or death; (c) twelve (12) months after the termination of the grantee’s continuous service due to disability; (d) eighteen (18) months after the grantee’s death if he/she dies either during his/her continuous service or within three (3) months after the continuous service terminates for any reason other than cause; (e) the expiration date indicated in the grant notice; or (f) the day before the tenth (10th) anniversary of the grant date. No options are exercisable as of December 31, 2020 and March 31, 2021 as the Company has not completed an IPO.

The awards are equity classified. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

From time to time, the Company allowed the share option transfers among employees. After the transfer, the option will be subject to a new vesting term with all other terms kept the same prior to the transfer. Transferred options continue to have exercisability restriction prior to the Company completing an IPO. For this type of modification from improbable-to-improbable, no additional compensation cost would be recorded on the transfer/modification date. The share-based compensation cost will be recorded using the modification-date fair value when it is probable to vest (i.e. upon IPO).

The following table sets forth the share options activities for the three months ended March 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual Life	Aggregate intrinsic value	Weighted average grant date fair value
		US$	In Years	US$’000	US$
Outstanding at January 1, 2021	200,020,255	0.0199	5.95	183,354	0.1730
Granted	8,511,706	0.0209			1.0412
Forfeited	(2,967,405)	0.0225

Outstanding at March 31, 2021	205,564,556	0.0199	5.86	213,771	0.2105

Vested and expected to vest at March 31, 2021	205,564,556	0.0199	5.86	213,771	0.2105
Exercisable at March 31, 2021	—	—	—	—

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation (continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$1.0598 at March 31, 2021.

As of March 31, 2021, unrecognized share-based compensation expenses amounted to US$43.3 million (equivalent to RMB283.5 million) which is related to share options granted with a performance condition of an IPO. Out of the total amount, US$15.9 million (equivalent to RMB104.2 million) is related to options for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

Fair Value of Share Options

The fair value of share options under the Plan was determined by the binomial option pricing model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

The assumptions used to estimate the fair value of the awards granted are as follows:

	Three Months Ended March 31,
	2020		2021
Expected term(1)		10 years		10 years
Expected volatility(2)		49.99%		54.30%
Exercise price	US$	0.000025-US$0.025	US$	0.000025-US$0.025
Risk-free interest rate(3)		0.87%		1.96%
Expected dividend yield(4)		—		—
Expected exercise multiple(5)		2.2x or 2.8x		2.2x
Fair value of the underlying ordinary shares on the date of options grant (US$)		0.3933		1.0598

Notes:

(1)	Expected term is the contract life of the options.
(2)

Expected volatility is estimated based on the average of historical volatilities of comparable companies that operate in the same or similar industry since the Company did not have a trading history for our shares sufficient to calculate its own historical volatility.

(3)	The risk-free interest rate is based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the option valuation date.
(4)	The Company has no history or expectation of paying dividends on its ordinary shares.
(5)	Estimated expected exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when grantees would decide to voluntarily exercise their vested options.

Restricted Shares to Co-founders with service condition

With each round of financing, the co-founders (“Restricted Person”) entered into Restricted Share Agreement with the Company and investors such that a portion of their ordinary shares of the Company (“Restricted Shares”) became restricted or continued to be restricted and will be vested over service periods. The Restricted Shares are subject to Repurchase Right (Note 2(u)).

These Restricted Shares has been reflected retrospectively similar to a reverse stock split, with a grant of the Restricted Shares on the date of restriction added at their fair value. The grant is accounted for as share-based compensation in general and administrative expenses in its consolidated statement of

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Share-based Compensation (continued)

comprehensive loss over the vesting periods. As of December 31, 2020 and March 31, 2021, the unrecognized share-based compensation expense of RMB12.7 million and RMB11.0 million (US$1.7 million) was expected to be recognized over a period of 21 and 18 months, respectively. Share-based compensation amounted to RMB3.7 million and RMB1.7 million (US$0.3 million) was recorded for the three months ended March 31, 2020 and 2021, respectively.

The following table summarizes the restricted shares activities:

	Number of Shares	Weighted-average Grant Date Fair Value (US$)
Unvested at January 1, 2021	23,832,117	0.0775
Vested	(3,404,588)	0.0775

Unvested at March 31, 2021	20,427,529	0.0775

14.	Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of loss per share for the three months ended March 31, 2020 and 2021 is as follows:

	Three Months Ended March 31,
	2020	2021
Numerator:
Net loss	(48,746)	(116,975)
Accretion to convertible redeemable preferred shares to redemption value	(28,293)	(45,315)

Net loss attributable to ordinary shareholders-basic and diluted	(77,039)	(162,290)
Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding(1)	411,142,826	429,976,558

Basic and diluted loss per share	(0.19)	(0.38)

(1)

Ordinary shares subject to the restriction (Note(2u)) are excluded from the outstanding shares as of March 31, 2020 and 2021. In addition, as the unvested restricted shares do not contain nonforfeitable rights to dividends or dividend equivalents, they do not meet the definition of participating securities. Accordingly, 41,304,014 and 22,470,282 weighted-average ordinary shares subject to the restriction are excluded from the weighted average outstanding ordinary shares for basic loss per share calculation.

For the three months ended March 31, 2020 and 2021, assumed conversion of the Preferred Shares and vested restricted shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the antidilutive effect.

For the three months ended March 31, 2020 and 2021, the Company also has certain share options (188,503,329 and 205,564,556 outstanding as of March 31, 2020 and 2021, respectively), which cannot be

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Basic and Diluted Net Loss Per Share (continued)

exercised until the Company completes IPO, that are not included in the computation of diluted losses per shares as such contingent event had not taken place.

15.	Commitments and Contingencies

Operating Lease Commitments

The Company has entered into non-cancellable agreements with initial or remaining terms in excess of one year for the rental and property management fee of office premises and for the lease of office equipment. Total lease expenses under all operating leases was RMB8.5 million and RMB11.6 million (US$1.8 million) for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, future minimum payments under non-cancellable operating leases for office rental, office equipment and property management fee of office premises consist of the following.

For the Year Ending December 31,	RMB
Remainder of 2021	20,582
2022	17,240
2023	9,380

Total	47,202

16.	Subsequent Events

The Company has evaluated subsequent events through June 4, 2021, which is the date the unaudited interim condensed consolidated financial statements were issued.

Events Subsequent to Original Issuance of Financial Statements

The Company has evaluated the subsequent events through July 2, 2021, the date the unaudited interim condensed consolidated financial statements were reissued. Except for the events disclosed below, no other significant subsequent events were identified.

(1)	In June 2021, the Company’s shareholders and board of directors approved the 2021 Share Incentive Plan, or the 2021 Plan, which will become effective immediately prior to the completion of the IPO. Under the 2021 Plan, the maximum aggregate number of ordinary shares available for issuance, or the Award Pool, shall initially be 1.5% of the ordinary shares of our company outstanding immediately upon completion of the IPO. The Award Pool will be increased on an annual basis for each fiscal year of the Company during the term of 2021 Plan commencing on the year following the one in which the IPO occurs, by the lesser of (i) an amount equal to 1.5% of the total number of ordinary shares of the Company issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of ordinary shares as may be determined by the board of directors.

(2)	According to the written resolutions of all the shareholders and board of directors of the Company in June 2021, immediately prior to the completion of an IPO of the Company, all classes of preferred shares of the Company will be converted and redesignated into Class A ordinary shares on a one-for-one basis and all ordinary shares beneficially owned by the three co-founders will be redesignated into Class B ordinary shares on a one-for-one basis. Upon the conversion, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes.

MANYCORE TECH INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Subsequent Events (continued)

(3)	In the second quarter of 2021, the Company granted 7,310,000 share options in total to its employees. These grantees are generally subject to a four-year vesting schedule. These share options, to the extent then vested, shall become exercisable only if the ordinary shares are publicly traded subsequent to a listing or a change in control which may be a merger or consolidation, a dissolution, or a sale. The total share-based compensation expense for these share option grants was approximately US$10.6 million (equivalent to RMB69.7 million).

MANYCORE

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our directors and executive officers prior to completion of this offering, the form of which is filed as Exhibit 10.2 to this registration statement. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series D+1 Preferred Shares:
HH SUM-I Holdings Limited	August 12, 2019	33,637,731	US$	19,423,859
Shunwei Growth Ill Limited	August 12, 2019	3,665,890	US$	2,116,841
Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership)	August 12, 2019	2,242,515	US$	1,294,924

Series D+2 Preferred Shares:
HH SUM-I Holdings Limited	August 12, 2019	20,200,902	US$	10,576,141
Shunwei Growth Ill Limited	August 12, 2019	2,201,524	US $	1,152,603

Securities/Purchaser	Date of Issuance	Number of Securities		Consideration
Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership)	August 12, 2019	1,346,727		US$	705,076

Series E Preferred Shares:
Coatue PE Asia 36 LLC	September 25, 2020	28,679,497		US$	30,000,000
HH SUM-I Holdings Limited	September 25, 2020	28,679,497		US$	30,000,000
GGV CAPITAL V LP.	September 25, 2020	4,610,703		US$	4,822,996
GGV CAPITAL V ENTREPRENEURS FUND LP.	September 25, 2020	169,213		US$	177,004
Shunwei Growth Ill Limited	September 25, 2020	4,779,916		US$	5,000,000
Shanghai Yuanyan Enterprise Management Consulting Partnership (Limited Partnership)	November 9, 2020	1,911,967		US$	2,000,000
NEW GULTAR LIMITED	November 13, 2020	9,559,832		US$	10,000,000

Ordinary shares:
Aquanauts 3820 Ill LP.	September 25, 2020	2,659,560			Nil
Ineffable International Limited	March 17, 2021	156,595,760			Nil
Peekaboo International Limited	March 17, 2021	51,595,760			Nil
Wintermatch International Limited	March 17, 2021	224,595,760			Nil

Options:
Certain directors, officers, employees and consultants	Various dates	Options to purchase 209,639,792 ordinary shares	(1)		Past and future services to us

(1)

Including 13,404,240 Class B ordinary shares that each of our co-founders Messrs. Xiaohuang Huang, Hang Chen and Hao Zhu may acquire upon the completion of this offering by exercising the options granted to them under our 2014 Equity Incentive Plan.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A ordinary shares

4.3*	Deposit Agreement, dated as of , 2021, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Fifth Amended and Restated Shareholders Agreement, dated as of September 25, 2020, among the Registrant, the holders of the Registrant’s ordinary and preferred shares and certain parties thereto

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1†	Amended and Restated 2014 Equity Incentive Plan

10.2†	2021 Share Incentive Plan

10.3†	Form of Indemnification Agreement with the Registrant’s directors and officers

10.4†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.5†	English translation of the Power of Attorney dated April 21, 2021 issued by each shareholder of Hangzhou QunHe Information Technology Co., Ltd.

10.6†	English translation of the Fifth Amended and Restated Equity Pledge Agreement dated April 21, 2021 among Hangzhou Yunjiazhuang Network Technology Co., Ltd., Hangzhou QunHe Information Technology Co., Ltd. and its shareholders

10.7†	English translation of the Fifth Amended and Restated Exclusive Purchase Option Agreement dated April 21, 2021 among Hangzhou Yunjiazhuang Network Technology Co., Ltd., Hangzhou QunHe Information Technology Co., Ltd. and its shareholders

10.8†	English translation of the Spousal Commitment Letter dated April 21, 2021 issued by the spouse of each shareholder of Hangzhou QunHe Information Technology Co., Ltd.

10.9†	English translation of the Exclusive Technology Development, Consultation and Technical Service Agreement dated December 13, 2013, as amended on August 22, 2014 and December 29, 2016, between Hangzhou Yunjiazhuang Network Technology Co., Ltd. and Hangzhou QunHe Information Technology Co., Ltd.

10.10†	English translation of the Fourth Amended and Restated Intellectual Property Transfer Agreement dated August 12, 2019 between Hangzhou Yunjiazhuang Network Technology Co., Ltd. and Hangzhou QunHe Information Technology Co., Ltd.

10.11†	English translation of the Lease Contract for Matrix International Center dated June 25, 2019

21.1†	Principal subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP

Exhibit Number	Description of Document

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters

99.3†	Consent of iResearch Consulting Group

99.4†	Consent of Kevin C. Wei

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hangzhou, China, on July 2, 2021.

Manycore Tech Inc.

By:	/s/ Xiaohuang Huang
Name: Xiaohuang Huang
Title: Chairman of Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xiaohuang Huang
Xiaohuang Huang	Chairman of the Board	July 2, 2021

*
Hang Chen	Director and Chief Executive Officer (Principal Executive Officer)	July 2, 2021

*
Hao Zhu	Director and Chief Technology Officer	July 2, 2021

/s/ Bei Shen
Bei Shen	Director and Chief Financial Officer (Principal Financial and Accounting Officer)	July 2, 2021

*
Kuiguang Niu	Director	July 2, 2021

*
Ji-xun Foo	Director	July 2, 2021

*By:	/s/ Xiaohuang Huang	July 2, 2021
Name:	Xiaohuang Huang
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Manycore Tech Inc., has signed this registration statement on Form F-1 or amendment thereto in New York, on July 2, 2021.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President